UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December, 2024

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

Reconquista 330

C1036AAH Buenos Aires

Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item

1.	Financial Statements for the period ended on September 30, 2024, presented on comparative basis.

Consolidated Condensed Interim Financial Statements

For the nine-month period ended on September 30, 2024, presented on comparative basis in homogeneous currency.

Contents

CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION2

CONSOLIDATED CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME5

EARNING PER SHARE5

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS´EQUITY7

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS9

1. ACCOUNTING STANDARDS AND BASIS OF PREPARATION11

2. CRITICAL ACCOUNTING POLICIES AND ESTIMATES18

3. SEGMENT REPORTING19

4. FAIR VALUES22

5. CASH AND DUE FROM BANKS25

6. RELATED PARTY TRANSACTIONS25

7. COMPOSITION OF THE MAIN ITEMS OF THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION AND CONSOLIDATED INCOME STATEMENT26

8. CONSIDERATIONS OF RESULTS30

9. INSURANCE30

10. ASSET MANAGEMENT AND OTHER SERVICES30

11. ADDITIONAL INFORMATION REQUIRED BY THE BCRA31

12. FINANCIAL RISK FACTORS34

13. REPURCHASE OF TREASURY SHARES34

14. ECONOMIC CONTEXT IN WHICH THE COMPANY OPERATES36

15. TURNOVER TAX37

16. SUBSEQUENT EVENTS38

No events or transactions occurred between the period closing date and the issue date of the consolidated condensed interim financial statements that could significantly affect the balance sheet and financial position or the results of the Group as at Closing of the current period.38

SCHEDULE A - DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS, OTHER DEBT SECURITIES, EQUITY INSTRUMENTS39

SCHEDULE B – CLASSIFICATION OF LOANS AND OTHER FINANCING CREDIT ACCORDING TO STATUS AND COLLATERAL RECEIVED43

SCHEDULE C - CONCENTRATION OF LOANS AND OTHER FINANCING45

SCHEDULE D – BREAKDOWN OF TOTAL LOANS AND OTHER FINANCING46

SCHEDULE F - PROPERTY, PLANT AND EQUIPMENT47

SCHEDULE F – INVESTMENT PROPERTIES47

SCHEDULE G - INTANGIBLE ASSETS48

SCHEDULE H – CONCENTRATION OF DEPOSITS49

SCHEDULE I – BREAKDOWN OF FINANCIAL LIABILITIES FROM REMAINING TERMS50

SCHEDULE L - ASSETS AND LIABILITIES IN FOREIGN CURRENCY51

SCHEDULE R – ALLOWANCE FOR LOAN LOSSES52

SEPARATE CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME60

EARNING PER SHARE61

SEPARATE CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY63

1. ACCOUNTING STANDARDS AND BASIS OF PREPARATION66

2. CASH AND DUE FROM BANKS70

3. FAIR VALUES70

4. INVESTMENT IN SUBSIDIARIES AND ASSOCIATES72

5. COMPOSITION OF THE MAIN ITEMS OF THE SEPARATE STATEMENT OF COMPREHENSIVE INCOME73

6. RESTRICTED ASSETS75

7. COMPANIES UNDER SECT, 33 OF CORPORATE LAW AND OTHER RELATED COMPANIES75

8. LOAN AND DEBT ESTIMATED TERMS78

9. CAPITAL STOCK78

10. RESTRICTIONS ON THE DISTRIBUTION OF PROFITS79

11. FINANCIAL RISK FACTORS79

12. ECONOMIC CONTEXT IN WHICH THE COMPANY OPERATES80

13. SUBSEQUENT EVENTS81

SCHEDULE A – DETAILS OF PUBLIC AND PRIVATE SECURITIES82

SCHEDULE G - INTANGIBLE ASSETS83

SCHEDULE L – ASSETS AND LIABILITIES IN FOREIGN CURRENCY84

Consolidated Condensed Interim Financial Statements

For the nine-month period ended on September 30, 2024, presented on comparative basis in homogeneous currency.

GRUPO SUPERVIELLE S.A.

Name:	Grupo Supervielle S.A.
Financial year:	N° 49 started on January 1, 2024
Legal Address:	Reconquista 330 Ciudad Autónoma de Buenos Aires
Core Business:

Carry out, on its own account or third parties’ or related to third parties, in the country or abroad, financing activities through cash or instrument contributions to already-existing or to-be-set-up corporations, whether controlling such corporations or not, as well as the purchase and sale of securities, shares, debentures and any kind of property values, granting of fines and/or guarantees, set up or transfer of loans as guarantee, including real, or without it not including operations set forth by the Financial Entities Law and any other requiring public bidding.

Registration Number at the IGP:	212,617
Date of Registration at IGP:	October 15, 1980
Amendment of by-laws (last):	October 9, 2023
Expiration date of the Company’s By-Laws:	October 15, 2079
Corporations Article 33 Companies general Law	Note 7 to Separate Financial Statements

Composition of Capital Stock as of September 30, 2024

Shares				Capital Stock
Quantity	Class	N.V. $	Votes per share	Subscribed in thousands of $	Integrated in thousands of $
61,738,188	A: Non endorsable, common shares of a nominal value	1	5	61,738	61,738
394,984,134	B: Non endorsable, common shares of a nominal value	1	1	394,984	394,984
456,722,322				456,722	456,722

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION

As of September 30, 2024, and December 31, 2023

(Expressed in thousands of pesos in homogeneous currency)

ASSETS	Notes and Schedules	09/30/2024	12/31/2023
Cash and due from banks	4 and 5	772,514,009	461,818,453
Cash		292,200,030	229,813,523
Financial institutions and correspondents		477,859,580	229,554,190
Argentine Central Bank		462,479,610	208,908,274
Other local and financial institutions		15,379,970	20,645,916
Others		2,454,399	2,450,740
Debt Securities at fair value through profit or loss	4, 5, 7.1 and A	242,325,535	67,595,057
Derivatives	4 and 7.2	1,756,884	7,650,184
Reverse Repo transactions	4 and 7.3	20,316,304	1,523,363,567
Other financial assets	4, 5 and 7.4	46,995,936	93,919,786
Loans and other financing	4,7.5 and B	1,587,388,791	982,244,568
To the non-financial public sector		3,007,441	4,172,957
To the financial sector		11,580,502	8,076,433
To the Non-Financial Private Sector and Foreign residents		1,572,800,848	969,995,178
Other debt securities	4, 7.6 and A	768,332,311	536,542,416
Financial assets pledged as collateral	4 and 7.7	190,795,263	93,498,494
Investments in equity instruments	4 and A	1,382,688	737,756
Property, plant and equipment	F	100,419,775	103,111,947
Investment property	F	86,291,173	91,914,991
Intangible assets	G	142,989,046	136,337,365
Deferred income tax assets		1,670,399	24,610,106
Other non-financial assets	7.8	34,428,493	35,505,098
TOTAL ASSETS		3,997,606,607	4,158,849,788

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statement.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION

As of September 30, 2024, and December 31, 2023

(Expressed in thousands of pesos in homogeneous currency)

	Notes and Schedules	09/30/2024	12/31/2023
LIABILITIES
Deposits	4, 7.9 and H	2,751,527,694	3,122,343,758
Non-financial public sector		131,791,863	203,088,424
Financial sector		113,028	960,612
Non-financial private sector and foreign residents		2,619,622,803	2,918,294,722
Liabilities at fair value through profit or loss	4 and 7.10	364,992	1,225,417
Derivate instruments	4 and 7.15	55,250	-
Repo Transactions	4	115,440,934	1,895,530
Other financial liabilities	4 and 7.11	137,349,796	146,627,816
Financing received from the Argentine Central Bank and other financial institutions	4 and 7.12	26,621,132	5,426,496
Unsubordinated debt securities	4 and 11.5	22,359,025	-
Income tax liabilities		1,816,771	1,486,016
Provisions	7.13	50,017,005	30,030,857
Deferred income tax liabilities		16,194,065	3,271,358
Other non-financial liabilities	7.14	138,068,430	154,996,443
TOTAL LIABILITIES		3,259,815,094	3,467,303,691

SHAREHOLDERS' EQUITY
Capital stock		437,731	442,672
Paid in capital		513,101,202	513,101,202
Capital Adjustments		54,721,048	56,813,538
Own shares in portfolio		18,991	14,050
Comprehensive adjustment of shares in portfolio		8,043,211	5,950,721
Cost of treasury stock		(19,594,413)	(10,414,508)
Reserve		86,337,016	8,683,304
Retained earnings		(115,354)	(17,765)
Other comprehensive income		4,132,423	12,880,871
Net income for the period / year		89,805,403	103,538,283
Shareholders' Equity attributable to owners of the parent company		736,887,258	690,992,368
Shareholders' Equity attributable to non-controlling interests		904,255	553,729
TOTAL SHAREHOLDERS' EQUITY		737,791,513	691,546,097
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		3,997,606,607	4,158,849,788

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

For the nine and three-month period on September 30, 2024, presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	Note	Nine-month period ending on		Three-month period ending on
		09/30/2024	09/30/2023	09/30/2024	09/30/2023
Interest income	7.16	1,292,694,341	1,744,502,159	286,993,534	720,624,716
Interest expenses	7.17	(683,423,832)	(1,254,701,229)	(149,246,605)	(519,591,967)
Net interest income		609,270,509	489,800,930	137,746,929	201,032,749
Service fee income	7.20	132,470,156	141,345,509	51,456,821	49,569,613
Service fee expenses	7.21	(29,496,453)	(37,510,950)	(10,480,234)	(11,301,442)
Income from insurance activities	9	20,637,286	21,620,040	7,437,650	6,788,433
Net Service Fee Income		123,610,989	125,454,599	48,414,237	45,056,604
Subtotal		732,881,498	615,255,529	186,161,166	246,089,353
Net income from financial instruments (NIFFI) at fair value through profit or loss	7.18	96,525,647	104,346,080	21,996,083	29,884,577
Result from assets withdrawals rated at amortized cost	7.19	72,587,688	5,417,961	(2,390,395)	4,692,710
Exchange rate difference on gold and foreign currency		8,185,412	5,366,692	3,635,491	(139,377)
Subtotal		177,298,747	115,130,733	23,241,179	34,437,910
Other operating income	7.22	27,217,588	34,227,114	10,220,839	10,827,902
Result from exposure to changes in the purchasing power of the currency		(252,860,108)	(119,748,520)	(45,540,232)	(61,300,231)
Loan loss provisions		(33,992,049)	(43,404,445)	(10,290,328)	(13,441,012)
Net operating income		650,545,676	601,460,411	163,792,624	216,613,922
Personnel expenses	7.23	(212,702,172)	(234,925,738)	(67,916,354)	(75,148,193)
Administration expenses	7.24	(117,459,258)	(122,605,421)	(40,030,940)	(42,057,546)
Depreciations and impairment of non-financial assets	7.25	(36,101,777)	(42,317,802)	(12,293,642)	(13,315,307)
Other operating expenses	7.26	(142,657,961)	(108,321,494)	(32,821,769)	(39,068,949)
Operating income		141,624,508	93,289,956	10,729,919	47,023,927
Income before taxes from continuing operations		141,624,508	93,289,956	10,729,919	47,023,927
Income tax		51,745,194	34,989,061	1,854,759	17,695,190
Net income for the period		89,879,314	58,300,895	8,875,160	29,328,737
Net income for the period attributable to owners of the parent company		89,805,403	58,254,644	8,876,840	29,302,835
Net income for the period attributable to non-controlling interests		73,911	46,251	(1,680)	25,902

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

EARNING PER SHARE

For the nine and three-month period on September 30, 2024, presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	Nine-month period ending on		Three-month period ending on
	09/30/2024	09/30/2023	09/30/2024	09/30/2023
NUMERATOR
Net income for the period attributable to owners of the parent company	89,805,403	58,254,644	8,876,840	29,302,835
PLUS: Diluting events inherent to potential ordinary shares	-	-	-	-
Net (loss) attributable to owners of the parent company adjusted by dilution	89,805,403	58,254,644	8,876,840	29,302,835

DENOMINATOR

Weighted average of ordinary shares	440,313	442,746	437,736	442,672
PLUS: Weighted average of number of ordinary shares issued with dilution effect.	-	-	-	-
Weighted average of number of ordinary shares issued of the year adjusted by dilution effect	440,313	442,746	437,736	442,672

Basic Income per-share	203.96	131.58	20.28	66.20
Diluted Income per-share	203.96	131.58	20.28	66.20

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements.

.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

For the nine and three-month period on September 30, 2024, presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	Nine-month period ending on		Three-month period ending on
	09/30/2024	09/30/2023	09/30/2024	09/30/2023
Net income for the period	89,879,314	58,300,895	8,875,160	29,328,737
Components of Other Comprehensive Income not to be reclassified to profit or loss	(148,112)	(846,697)	61,040	(291,985)
Net income from equity instrument at fair value through changes in other comprehensive income	(227,864)	(1,302,613)	93,908	(449,208)
Income for the period from equity instrument at fair value through other comprehensive income	79,752	455,916	(32,868)	157,223
Income tax	(148,112)	(846,697)	61,040	(291,985)
Total Other Comprehensive Income not to be reclassified to profit or loss
Foreign currency translation difference in financial statements conversion	451,146	419,973	596,462	128,399
Foreign currency translation differences for the period	451,146	419,973	596,462	128,399
Income from financial instrument at fair value through changes in other comprehensive income	(9,160,283)	(246,808)	706,214	(578,828)
Income for the year from financial instrument at fair value through other comprehensive income	(14,430,842)	(398,185)	1,084,947	(866,010)
Income tax	5,270,559	151,377	(378,733)	287,182
Total Other Comprehensive Income to be reclassified to profit or loss	(8,709,137)	173,165	1,302,676	(450,429)
Total Other Comprehensive Income	(8,857,249)	(673,532)	1,363,716	(742,414)
Other comprehensive income attributable to owners of the parent company	(8,846,037)	(672,213)	1,362,943	(741,649)
Other comprehensive income attributable to non-controlling interests	(11,212)	(1,319)	773	(765)
Total Comprehensive Income	81,022,065	57,627,363	10,238,876	28,586,323
Total comprehensive income attributable to owners of the parent company	80,959,366	57,582,431	10,239,783	28,561,186
Total comprehensive income attributable to non-controlling interests	62,699	44,932	(907)	25,137

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS´EQUITY

For the nine-month period ended on September 30, 2024, presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Items	Capital Stock	Inflation adjustment of capital stock	Paid in capital	Treasury shares	Inflation adjustment of treasury shares	Cost of of treasury shares	Legal reserve	Other reserves	Retained earnings	Other comprehensive income			Total Shareholders´ equity attributable to parent company	Total Shareholders´ equity attributable to non-controlling interest	Total shareholders´ equity
										Revaluation of PPE	Foreign currency translation differences	Earnings or loss accrued by financial institutions at FV through profit and loss
Balance on December 31, 2023	442,672	56,813,538	513,101,202	14,050	5,950,721	(10,414,508)	-	8,683,304	103,520,518	4,196,178	1,280,916	7,403,777	690,992,368	553,729	691,546,097
Disposal of equity instruments measured by FVOCI	-	-	-	-	-	-	-	-	(97,589)	-	-	97,589	-	-	-
Compensation plans in subsidiary shares	-	-	-	-	-	-	-	-	-	-	-	-	-	287,827	287,827
Consideration of results approved by the General Meeting of Shareholders held on April 19, 2024
Reserves release	-	-	-	-	-	-	11,354,956	66,298,756	(77,653,712)	-	-	-	-	-	-
Dividend payment	-	-	-	-	-	-	-	-	(25,884,571)	-	-	-	(25,884,571)	-	(25,884,571)
Acquisition of treasury shares	(4,941)	(2,092,490)	-	4,941	2,092,490	(9,179,905)	-	-	-	-	-	-	(9,179,905)	-	(9,179,905)
Net income for the period	-	-	-	-	-	-	-	-	89,805,403	-	-	-	89,805,403	73,911	89,879,314
Other comprehensive loss for the period	-	-	-	-	-	-	-	-	-	-	451,146	(9,297,183)	(8,846,037)	(11,212)	(8,857,249)
Balance on September 30, 2024	437,731	54,721,048	513,101,202	18,991	8,043,211	(19,594,413)	11,354,956	74,982,060	89,690,049	4,196,178	1,732,062	(1,795,817)	736,887,258	904,255	737,791,513

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY

For the nine-month period ended on September 30, 2024, presented on comparative basis

(Expressed in thousands of pesos)

Items	Capital Stock	Inflation adjustment of capital stock	Paid in capital	Treasury shares	Inflation adjustment of treasury shares	Cost of of treasury shares	Legal reserve	Other reserves	Retained earnings	Other comprehensive income			Total Shareholders´ equity attributable to parent company	Total Shareholders´ equity attributable to non-controlling interest	Total shareholders´ equity
										Revaluation of PPE	Foreign currency translation differences	Earnings or loss accrued by financial institutions at FV through profit and loss
Balance on December 31, 2022	444,411	57,550,417	532,635,757	12,311	5,213,844	(8,683,306)	6,503,201	32,419,195	(49,791,413)	6,575,893	388,201	(471,622)	582,796,889	462,278	583,259,167
Consideration of results approved by the General Meeting of Shareholders held on April 27, 2023
Reserves release	-	-	(19,534,555)	-	-	-	(6,503,201)	(23,735,889)	49,773,645	-	-	-	-	-	-
Acquisition of treasury shares	(1,739)	(736,879)	-	1,739	736,879	(1,731,191)	-	-	-	-	-	-	(1,731,191)	-	(1,731,191)
Net income for the period	-	-	-	-	-	-	-	-	58,254,644	-	-	-	58,254,644	46,251	58,300,895
Other comprehensive loss for the period	-	-	-	-	-	-	-	-	-	-	419,973	(1,092,186)	(672,213)	(1,319)	(673,532)
Balance at September 30, 2023	442,672	56,813,538	513,101,202	14,050	5,950,723	(10,414,497)	-	8,683,306	58,236,876	6,575,893	808,174	(1,563,808)	638,648,129	507,210	639,155,339

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS

For the nine-month period ended on September 30, 2024 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	09/30/2024	09/30/2023
CASH FLOW FROM OPERATING ACTIVITIES

Net income/(loss) for the period before Income Tax	141,624,508	93,289,956

Adjustments to obtain flows from operating activities:
Depreciation and impairment of non-financial assets	36,101,777	42,317,802
Loan loss provisions	33,992,049	43,404,445
Other adjustments
-Exchange rate difference on gold and foreign currency	(8,185,412)	(5,366,692)
- Interests from loans and other financing	(1,292,694,341)	(1,744,502,159)
- Interests from deposits and financing received	683,423,832	1,254,701,229
-Net income from financial instruments at fair value through profit or loss	(96,525,647)	(104,346,080)
-Result from derecognition of financial assets measured at amortized cost	(72,587,688)	(5,417,961)
-Result from exposure to changes in the purchasing power of the currency	252,860,108	119,748,520
-Interest on liabilities for financial leases	1,681,851	1,194,085
-Allowances reversed	(2,674,336)	(8,607,658)

(Increases) / decreases from operating assets:
Debt securities at fair value through profit or loss	11,486,981	139,389,335
Derivatives	5,893,300	(6,734,589)
Reverse Repo transactions	1,503,047,263	(420,462,743)
Loans and other financing
To the non-financial public sector	1,165,516	177,536
To the other financial entities	(3,504,069)	(418,933)
To the non-financial sector and foreign residents (*)	658,570,958	2,013,805,735
Other debt securities	(231,789,895)	533,937,578
Financial assets pledged as collateral	(97,296,769)	14,033,279
Other assets (*)	34,790,118	(67,203,204)

Increases / (decreases) from operating liabilities:
Deposits
Non-financial public sector	(71,296,561)	182,490,682
Financial sector	(847,584)	(253,390)
Private non-financial sector and foreign residents	(982,095,751)	(1,879,557,524)
Liabilities at fair value through profit or loss	(860,425)	(13,424,719)
Derivates instruments	55,250	-
Repo Transactions	113,545,404	2,264,771
Other liabilities (*)	(7,708,199)	32,392,257
Income Tax paid	(10,201,714)	(5,691,463)

Net cash (used in) / provided by operating activities (A)	599,970,524	211,160,095

CASH FLOW FROM INVESTING ACTIVITIES

Payments:
Purchase of PPE, intangible assets and other assets	(32,212,336)	(33,318,907)
Purchase of liability or equity instruments issued by other entities	(644,932)	-

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS

For the nine-month period ended on September 30, 2024, presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	09/30/2024	09/30/2023
CASH FLOW FROM INVESTING ACTIVITIES

Collections:
Disposals related to PPE, intangible assets and other assets	6,100,056	1,170,793
Disposals of liability or equity instruments issued by other entities	-	690,484

Net cash used in investing activities (B)	(26,757,212)	(31,457,630)

CASH FLOWS FROM FINANCING ACTIVITIES

Payments:
Interest on finance lease liabilities	(6,237,786)	(5,944,385)
Unsubordinated debt securities	-	(3,524,180)
Financing received from Argentine Financial Institutions	(67,989,892)	(359,620,890)
Dividend payment	(25,884,571)	-
Repurchase of own shares	(9,179,905)	(1,731,191)

Collections:
Unsubotrdinated deb securities	22,359,025	-
Financing received from Argentine Financial Institutions	89,184,528	342,823,307

Net cash used in financing activities (C)	2,251,399	(27,997,339)

Effects of exchange rate changes and exposure to changes in the purchasing power of money on cash and cash equivalents (D)	142,126,132	23,629,492

Result from exposure to changes in the purchasing power of the currency of cash and equivalents (E)	(376,097,669)	(137,263,687)
Net increase in cash and cash equivalents (A+B+C+D+E)	341,493,174	38,070,931
Cash and cash equivalents at the beginning of the period (NOTE 5)	504,252,710	340,200,667
Cash and cash equivalents at the end of the period (NOTE 5)	845,745,884	378,271,598

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements.

(*) In the items "Loans and other financing - Non-Financial Private Sector and Residents Abroad", "Other Assets" and "Other Liabilities", $6,332,076 rights of use of leased properties were eliminated, corresponding to non-monetary transactions.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

1.	ACCOUNTING STANDARDS AND BASIS OF PREPARATION

Grupo Supervielle S.A. (hereinafter, "the Group"), is a company whose main activity is investment in other companies, its main income comes from the distribution of dividends from these companies and the obtaining of income from other financial assets.

The consolidated financial statements of Grupo Supervielle S.A. they have been consolidated, line by line with the financial statements of Banco Supervielle S.A., Sofital S.A.U.F. e I., Supervielle Asset Management S.A., Espacio Cordial de Servicios S.A., Supervielle Seguros S.A., InvertirOnline S.A.U., Portal Integral de Inversiones S.A.U., Micro Lending S.A.U., Supervielle Productores Asesores de Seguros S.A., Bolsillo Digital S.A.U., Supervielle Agente de Negociación S.A.U., Dólar IOL S.A.U. y IOL Holding S.A.

The main investment of the Company is its shareholding in Banco Supervielle S.A., a financial entity included in Law No. 21.526 of Financial Institutions and subject to BCRA regulations, for which the valuation and exposure guidelines used have been adopted by said Entity (see Note 1.1) in accordance with that established in Title IV, Chapter I, Section I, Article 2 of the 2013 Orderly Text of the National Securities Commission (CNV).

These Consolidated Condensed Interim Financial Statements have been approved by the Board of Directors of the Company at its meeting held on November 25, 2024.

1.1.	Preparation basis

These consolidated financial statements have been prepared pursuant to: (i) provisions set by Intenational Accounting Standards N° 34, “Interim Financial Information” (IAS 34) and (ii) the accouting information framework set by the Argentine Central Bank which is based on International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board and interpretations issued by the International Financial Reporting Standards Interpretation Committee with the following exceptions:

●	temporary exception to the application of point 5.5. (impairment) of IFRS 9 "Financial Instruments" on debt instruments of the Non-Financial Public Sector. Had IFRS 9 been applied to the debt instruments of the Non-Financial Public Sector.

If IFRS 9 on non-financial public sector debt instruments had been applied, a net reduction in income tax of 5,154 million and   2,822 million as of September 30, 2024, and December 31, 2023 would have been recorded in the Group's equity, respectively.

●	Option to classify holdings in dual bonds at amortized cost or fair value with a counterpart in other comprehensive income: The BCRA allows financial entities to classify said bonds in the three categories available in IFRS 9, based on this option, the Group has decided to classify them within the category of fair value with a counterpart in ORI and at amortized cost. However, according to the contractual characteristics of the instrument, it does not meet the criteria of "only payments of principal plus interest" established in IFRS 9, therefore, in accordance with said standard, the Group should have valued said instruments at fair value with consideration in results. Had IFRS 9 been applied, and the bonds valued at fair value through profit or loss, a reduction net of income tax of 12 million would have been recorded in the Group's equity as of December 31, 2023.
●	In accordance with the provisions of Communication “A” 7642 of the B.C.R.A., the application of IFRS 17 "Insurance Contracts" will be optional until the B.C.R.A. has its obligation. The Group made use of this option. If the standard had been applied, increase in the Group's net worth of 46 million and 30 million as of September 30, 2024, and December 31,2023 respectively, would have been recorded.

In accordance with the provisions of IAS 34, the interim financial information will include an explanation of the events and transactions, occurred since the end of the last annual reporting period, that are significant to understand the changes in the financial position, the financial performance and cash flows of the Group with the objective of updating the information corresponding to the latest financial statements for the annual year ended December 31, 2023 (hereinafter “annual financial statements”). Therefore, these condensed interim consolidated financial statements do not include all the information that would be required by complete financial statements prepared in accordance with International Financial Reporting Standards, therefore, for an adequate understanding of the information included therein, they must be read in conjunction with the annual financial statements.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

The Group's Management has concluded that these interim condensed financial statements fairly present the financial position, financial performance and cash flows.

The preparation of condensed consolidated interim financial statements requires the Group to make estimates and evaluations that affect the amount of assets and liabilities recorded, and the disclosure of contingencies, as well as the income and expenses recorded in the period. In this regard, estimates are made to calculate, for example, provisions for credit risk, the useful lives of property, plant and equipment, depreciation and amortization, the recoverable value of assets, the tax charge on earnings and the fair value of certain financial instruments. The actual future results may differ from the estimates and evaluations made at the date of preparation of these interim condensed consolidated financial statements.

The areas that involve a greater degree of judgment or complexity or areas in which the assumptions and estimates are significant to the consolidated financial statements are described in Note 2.

As of the date of issuance of these financial statements, they are pending transcription to the Inventory and Balance Sheet Book.

1.1.1	Going concern

As of the date of these consolidated condensed interim financial statements there are no uncertainties with respect to events or conditions that may raise doubts regarding the possibility that the Group continues to operate normally as a going concern.

1.1.2	Measuring unit

Figures included in these consolidated condensed interim financial statements are expressed in thousands of Argentine pesos, unless otherwise stated.

The Group´s consolidated financial statements recognize changes in the currency purchasing power until August 31, 1995. As from such date, in virtue of existing economic stability conditions and pursuant to Communication “A” 2365 issued by the Argentine Central Bank, accounting measurements were not re-expressed until December 31, 2001. In virtue of Communication “A” 3702 issued by the Argentine Central Bank, the application of the method was resumed and became effective on January 1, 2002. Previous accounting measurements were considered to be expressed in the currency as of December 31, 2001.

Pursuant to Communication “A” 3921 issued by the Argentine Central Bank, in compliance with Decree 664/03 issued by the National Executive Power, the application of the re-expression of financial statements in homogeneous currency was interrupted as from March 1, 2003. Therefore, the Group applied said re-expression until February 28, 2003.

In turn, Law N° 27,468 (B.O. 04/12/2018) amended article 10° of Law N° 23,928 and its amendments, thus establishing that the abolition of all legal and regulating standards that set and authorize price indexing, monetary updating, cost changes or any other manner of re-increasing debts, taxes, prices or fees for goods, works or services does not include financial statements, regarding which the application of article 62 of the General Corporations Law N° 19,550 (T.O 1984) and its amendments shall prevail.

Likewise, the aforementioned legal body set de abolition of Decree N° 1269/2002 dated on July 16, 2002, and its amendments and instructed the National Executive Power, through its controlling agencies, to set the date as from which said regulations became into effect in relation with financial statements to be submitted. Therefore, on February 22, 2019, the Argentine Central Bank issued Communication “A” 6651 which established that financial statements shall be prepared in a homogeneous currency as from January 1, 2020. Therefore, these consolidated financial statements have been re-expressed as of September 30, 2024.

1.1.3Comparative information

The balances for the year ended December 31, 2023, and the nine and three-month period ended September 30, 2023 that are disclosed in these financial statements for comparative purposes arise from the financial statements as of such dates, which were prepared with the regulations in force in said year/period.

It´s worth mentioning that, given the restatement of financial statements pursuant to IAS 29 and the provisions of Communication “A” 7211, the Group adjusted for inflation the figures included in the Statement of Financial Position, Income Statement, Other Comprehensive Income and Changes in the Shareholders’ Equity Statement and respective notes as of September 30, 2023 in order to record them in homogeneous currency.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

1.1.4 Changes in accounting policies and new accounting standards

With the approval of new IFRS, modifications or derogations of the standards in force, and once such changes are adopted through Adoption Bulletins issued by Argentine Federation of Professional Councils in Economic Sciences (FACPCE), the Argentine Central Bank will determine the approval of such standards for financial entities. In general terms, no anticipated IFRS application shall be allowed unless upon adoption such anticipated measure is specified.

The changes introduced during the year ended September 30, 2024, are listed below, which did not have significant impacts on the Group's consolidated financial statements:

(a)	Amendments to IAS 16 – Leases

(b)	Amendments to IAS 1 – Non-current assets with covenants.

The changes that have not come into force as of September 30, 2024, are set out below:

(a)  Amendments to IAS 21 - Lack of Interchangeability

The amendments establish a two-step approach to assess whether a currency can be exchanged for another currency and, when this is not possible, determine the exchange rate to be used and the information to be disclosed.

The modifications will be effective for the years beginning on January 1, 2025, and, although international standards allow their early application, RG N°972/23 of the C.N.V. does not allow it.

The Group is currently evaluating the impact that this modification may have on its consolidated financial statements.

(b)  Modifications to IAS 1 - Presentation and presentation in the financial statements

On April 9, 2024, the IASB approved IFRS 18, which refers to “Presentation and presentation in financial statements.”

The modifications will be effective for the years beginning on January 1, 2007, and, although international standards allow their early application, RG N°972/23 of the C.N.V. does not allow it.

The Group is currently evaluating the impact that this modification may have on its consolidated financial statements.

1.2.	Impairment of financial assets

The Group evaluates, based on a prospective approach, expected credit losses (“ECL”) related to financial assets rated at amortized cost or fair value with changes in another comprehensive income, the exposure resulting from loan commitments and financial guarantee contracts with the scope set by Communication “A” 6847 issued by the Argentine Central Bank.

The Group measures ECL of financial instruments reflecting the following:

(a)a probability amount, weighed and unbiased, that is defined through the evaluation of a range of possible result;
(b)the temporal value of money; and
(c)the reasonable and sustainable information available at no cost nor excessive effort on the submission date on past events, current conditions, and future economic condition forecasts.

IFRS 9 sets forth the following “Three stages” model for the impairment based on changes in the credit quality from initial recognition:

●If, on the submission date, the credit risk of a financial instrument has not increased significantly since its initial recognition, the Group will classify such instrument in “Stage 1”.
●If a significant increase in credit risk (“SICR”) is detected, from its initial recognition, the instrument is moved to “Stage 2”, but such instrument is not deemed to contain a credit impairment.
●If the financial instrument contains credit impairment, it is moved to “Stage 3”.
●For financial instruments in “Stage 1”, the Bank measures ECL at an amount equivalent to the amount of expected credit loss during the useful life term of the asset that result from potential default events within the next 12 months. As for Financial Instruments in “Stage 2” and “Stage 3”, the Group measures ECL during the useful life term of the

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

asset (hereinafter “lifetime”). Note 1.3.1 includes a description of how the Group defines when a significant increase in credit risk has occurred.
●A generalized concept in the measurement of ECL pursuant to IFRS 9 shall be considered prospective information.
●Financial assets with impairment on credit value, either purchased or produced, account for those financial assets which have been impaired since initial recognition. ECL of this type of financial instruments is always measured during the asset lifetime (“Stage 3”).

The following chart summarizes the impairment requirements pursuant to IFRS 9 (for financial assets that do not entail impairment on credit value, either purchased or produced:

Changes in the credit quality since initial recognition
Stage 1	Stage 2	Stage 3
(initial recognition)	(significant increase of credit risk since initial recognition)	(Impaired credit)
12 months ECL	Lifetime ECL

There have been no significant changes in the judgments and key assumptions adopted by the Group for the measurement of PCE, with respect to what was reported in the financial statements as of December 31, 2023.

1.2.1 Maximum exposure to credit risk

The chart below includes an analysis of credit risk exposure of the financial instruments for which expected credit loss provisions are recognized. The gross amount of financial assets books included in the chart accounts for the maximum credit risk exposure of such assets.

Loan Type	Septembere 30, 2024			Total
	ECL Staging
	Stage 1 12-month ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL
Discounted documents	176,905,120	2,088,583	225,815	179,219,518
Promissory notes	246,272,849	7,180,772	568,685	254,022,306
Overdrafts	250,034,804	3,639,444	1,003,321	254,677,569
Mortgage loans	171,687,510	8,783,757	1,430,132	181,901,399
Pledge loans	128,954,444	6,213,711	2,119,407	137,287,562
Personal loans	164,673,873	13,408,991	4,688,096	182,770,960
Credit cards	672,848,788	24,185,838	3,235,152	700,269,778
Foreign trade	165,932,188	9,780,373	4,571,400	180,283,961
Other financings	225,342,183	2,680,401	388,393	228,410,977
Other receivables from financial transactions	16,990,109	140,258	1,593	17,131,960
Financial lease	48,034,630	1,562,018	189,894	49,786,542
Total	2,267,676,498	79,664,146	18,421,888	2,365,762,532

1.2.2 Credit risk provision

Allowances for loan losses recognized in the year is affected by a range of factors as follows:

●	Transfers between Stage 1 and Stage 2 or 3 given financial instruments experience significant increases (or decreases) in credit risk or are impaired over the year, and the resulting “increase” between ECL at 12 months and lifetime.
●	Additional assignments for new financial instruments recognized during the year, as well as write-offs for withdrawn financial instruments.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

●	Impact on the calculation of ECL of changes in DP, EAD and LGD during the year, resulting from the regular updating of model inputs.
●	Impact on the measurement of ECL as a result of changes in models and assumptions.
●	Impact resulting from time elapsing as a consequence of the current value updating.
●	Conversion to local currency for foreign-currency-denominated assets and other movements; and
●	Financial assets withdrawn during the year and application of provisions related to assets withdrawn from the balance sheet during the period.

The following tables explain the changes in the credit risk provision corresponding to the Group between the beginning and the end of the period due to the factors indicated below as of September 30, 2024, and December 31, 2023:

	Stage 1	Stage 2	Stage 3	Total
	12-month ECL	Lifetime ECL	Lifetime ECL
Allowances for loan losses as of 12/31/2023	12,010,273	11,307,699	15,706,039	39,024,011
Transfers:
From Stage 1 to Etapa 2	(65,879)	856,190	-	790,311
From Stage 1 to Etapa 3	(32,755)	-	1,264,100	1,231,345
From Stage 2 to Etapa 3	-	(106,846)	459,114	352,268
From Stage 2 to Etapa 1	61,358	(462,557)	-	(401,199)
From Stage 3 to Etapa 2	-	2,315,073	(3,040,563)	(725,490)
From Stage 3 to Etapa 1	201	-	(31,530)	(31,329)
Additions	12,090,153	-	-	12,090,153
Collections	(1,399,944)	(2,121,874)	(3,416,278)	(6,938,096)
Accruals	3,405,144	5,935,740	15,577,307	24,918,191
Uncollectible discharged	(80,928)	(46,301)	(7,762,337)	(7,889,566)
Portfolio sale	-	-	(1,003,942)	(1,003,942)
Exchange Differences and Others	60,134	49,298	661	110,093
Monetary outcome	(6,045,295)	(5,691,991)	(6,764,867)	(18,502,153)
Allowances for loan losses as of 09/30/2024	20,002,462	12,034,431	10,987,704	43,024,597

	Stage 1	Stage 2	Stage 3	Total
	12-month ECL	Lifetime ECL	Lifetime ECL
Allowances for loan losses as of 12/31/2022	21,755,661	18,995,990	39,562,606	80,314,257
Transfers:
From Stage 1 to Etapa 2	(293,778)	687,800	-	394,022
From Stage 1 to Etapa 3	(9,869)	-	452,934	443,065
From Stage 2 to Etapa 3	-	(30,054)	172,184	142,130
From Stage 2 to Etapa 1	85,771	(224,589)	-	(138,818)
From Stage 3 to Etapa 2	-	10,111	(41,080)	(30,969)
From Stage 3 to Etapa 1	988	-	(22,359)	(21,371)
Additions	28,111,716	-	-	28,111,716
Collections	(27,135,873)	(5,168,957)	(10,488,095)	(42,792,925)
Accruals	113,299	603,239	5,397,604	6,114,142
Uncollectible discharged	(3,707,457)	(8,481,369)	(19,325,504)	(31,514,330)
Portfolio sale	-	-	(11,414,573)	(11,414,573)
Exchange Differences and Others	5,603,531	12,821,751	28,996,066	47,421,348
Monetary outcome	(12,513,717)	(7,906,223)	(17,583,743)	(38,003,683)
Allowances for loan losses as of 12/31/2023	12,010,272	11,307,699	15,706,040	39,024,011

	Stage 1	Stage 2	Stage 3	Total
	12-month ECL	Lifetime ECL	Lifetime ECL
Assets Before Allowances as of 12/31/2023	1,182,750,980	69,381,035	24,857,248	1,276,989,263
Transfers:
From Stage 1 to Etapa 2	(2,154,648)	2,154,648	-	-
From Stage 1 to Etapa 3	(1,084,967)	-	1,084,967	-
From Stage 2 to Etapa 3	-	(432,297)	432,297	-
From Stage 2 to Etapa 1	2,308,780	(2,308,780)	-	-
From Stage 3 to Etapa 2	-	892,779	(892,779)	-

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

	Stage 1	Stage 2	Stage 3	Total
	12-month ECL	Lifetime ECL	Lifetime ECL
From Stage 3 to Etapa 1	33,853	-	(33,853)	-
Additions	1,215,871,471	-	-	1,215,871,471
Collections	(299,908,617)	(13,060,763)	(4,157,696)	(317,127,076)
Accruals	198,191,958	41,664,994	17,357,923	257,214,875
Uncollectible discharged	(80,928)	(46,301)	(7,762,337)	(7,889,566)
Portfolio sale	-	-	(1,088,576)	(1,088,576)
Exchange Differences and Others	28,580,405	2,323,193	1,053	30,904,651
Monetary outcome	(585,177,021)	(34,956,380)	(11,376,359)	(631,509,760)
Allowances for loan losses as of 09/30/2024	1,739,331,266	65,612,128	18,421,888	1,823,365,282

	Stage 1	Stage 2	Stage 3	Total
	12-month ECL	Lifetime ECL	Lifetime ECL
Assets Before Allowances as of 12/31/2022	1,504,736,825	119,822,614	60,094,157	1,684,653,596
Transfers:
From Stage 1 to Etapa 2	(7,890,102)	7,890,102	-	-
From Stage 1 to Etapa 3	(611,613)	-	611,613	-
From Stage 2 to Etapa 3	-	(407,613)	407,613	-
From Stage 2 to Etapa 1	5,003,940	(5,003,940)	-	-
From Stage 3 to Etapa 2	-	76,966	(76,966)	-
From Stage 3 to Etapa 1	52,314	-	(52,314)	-
Additions	911,554,186	-	-	911,554,186
Collections	(344,217,414)	(23,665,526)	(14,282,667)	(382,165,607)
Accruals	119,739,255	7,296,093	10,201,215	137,236,563
Uncollectible discharged	(3,707,457)	(8,481,369)	(19,325,504)	(31,514,330)
Portfolio sale	-	-	(11,720,228)	(11,720,228)
Exchange Differences and Others	11,324,973	48,881,354	30,746,853	90,953,180
Monetary outcome	(1,013,233,927)	(77,027,646)	(31,746,524)	(1,122,008,097)
Allowances for loan losses as of 12/31/2023	1,182,750,980	69,381,035	24,857,248	1,276,989,263

The following tables explain the classification of loans and other financing by stage corresponding to the Group as of September 30, 2024, and December 31, 2023:

	Assets Before Allowances			Total as of September 30, 2024
	Stage 1	Stage 2	Stage 3
Discounted documents	176,905,120	2,088,583	225,815	179,219,518
Promissory notes	246,272,849	7,180,772	568,685	254,022,306
Overdrafts	211,299,614	1,680,668	1,003,321	213,983,603
Mortgage loans	171,687,510	8,783,757	1,430,132	181,901,399
Pledge loans	128,954,444	6,213,711	2,119,407	137,287,562
Personal loans	164,673,873	13,408,991	4,688,096	182,770,960
Credit cards	183,238,746	12,092,596	3,235,152	198,566,494
Foreign trade	165,932,188	9,780,373	4,571,400,00	180,283,961
Other financings	225,342,183	2,680,401	388,393,00	228,410,977
Other receivables from financial transactions	16,990,109	140,258	1,593	17,131,960
Financial lease	48,034,630	1,562,018	189,894	49,786,542
Subtotal	1,739,331,266	65,612,128	18,421,888	1,823,365,282
Allowances for loan losses	(20,002,462)	(12,034,431)	(10,987,704)	(43,024,597)
Total	1,719,328,804	53,577,697	7,434,184	1,780,340,685

	Assets Before Allowances			Total as of December 31, 2023
	Stage 1	Stage 2	Stage 3
Discounted documents	158,577,627	1,609,747	915,042	161,102,416
Promissory notes	208,688,940	3,606,392	1,062,235	213,357,567
Overdrafts	84,304,033	2,813,068	1,112,342	88,229,443
Mortgage loans	98,498,030	7,206,492	3,051,980	108,756,502

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

	Assets Before Allowances			Total as of December 31, 2023
	Stage 1	Stage 2	Stage 3
Pledge loans	25,741,203	4,633,729	522,038	30,896,970
Personal loans	86,553,041	14,681,223	3,255,564	104,489,828
Credit cards	129,598,367	19,848,282	3,390,747	152,837,396
Foreign trade	67,996,740	8,082,987	11,340,061	87,419,788
Other financings	272,016,332	2,937,069	-	274,953,401
Other receivables from financial transactions	12,892,454	266,573	8,190	13,167,217
Financial lease	37,884,213	3,695,473	199,049	41,778,735
Subtotal	1,182,750,980	69,381,035	24,857,248	1,276,989,263
Allowances for loan losses	(12,010,272)	(11,307,699)	(15,706,040)	(39,024,011)
Total	1,170,740,708	58,073,336	9,151,208	1,237,965,252

1.3.	Consolidation

A subsidiary is an entity (or subsidiary), including structured entities, in which the Group has control because it (i) has the power to manage relevant activities of the subsidiary (ii) has exposure, or rights, to variable returns from its involvement with the subsidiary, and (iii) has the ability to use its power over the subsidiary in order to affect the amount of the investor´s returns. The existence and the effect of the substantive rights, including substantive rights of potential vote, are considered when evaluating whether the Group has power over the other entity. For a right to be substantive, the right holder must have the practical competence to exercise such right whenever it is necessary to make decisions on the direction of the entity’s relevant activities. The Group can have control over an entity, even when it has fewer voting powers than those required for the majority.

Accordingly, the protecting rights of other investors, as well as those related to substantive changes in the subsidiary´ activities or applicable only in unusual circumstances, do not prevent the Group from having power over a subsidiary. The subsidiaries are consolidated as from the date on which control is transferred to the Group, ceasing its consolidation as from the date on which control ceases.

The following chart provides the subsidiaries which are object to consolidation:

Company	Condition	Legal Adress	Principal Activity	Percentage of Participation
				09/30/2024		12/31/2023
				Direct	Direct and Indirect	Direct	Direct and Indirect
Banco Supervielle S.A.	Controlled	Reconquista 330, C.A.B.A., Argentina	Commercial Bank	97.12%	99.90% (1)	97.12%	99.90% (1)
Supervielle Asset Management S.A.	Controlled	San Martín 344, C.A.B.A., Argentina	Asset Management and Other Services	95.00%	100%	95.00%	100%
Sofital S.A.U.F. e I.	Controlled	San Martín 344, 16th floor, C.A.B.A., Argentina	Financial operations and administration of marketable securities	100%	100%	100%	100%
Espacio Cordial de Servicios S.A.	Controlled	Patricias Mendocinas 769, Ciudad de Mendoza, Argentina (2)	Trading of products and services	95.00%	100%	95.00%	100%
Supervielle Seguros S.A.	Controlled	Reconquista 320, 1st floor, C.A.B.A., Argentina	Insurance company	95.00%	100%	95.00%	100%
Micro Lending S.A.U.	Controlled	San Martin 344, 16th floor, Buenos Aires	Financial Company	100%	100%	100%	100%
InvertirOnline S.A.U.	Controlled	Humboldt 1550, 2nd floor, department 201, C.A.B.A., Argentina	Financial Broker	-	100%	100%	100%

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Company	Condition	Legal Adress	Principal Activity	Percentage of Participation
				09/30/2024		12/31/2023
				Direct	Direct and Indirect	Direct	Direct and Indirect
Portal Integral de Inversiones S.A.U.	Controlled	San Martín 344, 15th floor, C.A.B.A., Argentina	Representations	-	100%	100%	100%
IOL Holding S.A.	Controlled	Treinta y tres 1271, Montevideo, Uruguay	Financial Company	99,99%	100%	99,99%	100%
Supervielle Productores Asesores de Seguros S.A	Controlled	Reconquista 320, 1st floor, C.A.B.A., Argentina	Insurance Broker	95.24%	100%	95.24%	100%
Bolsillo Digital S.A.U.	Controlled	Bartolomé Mitre 434, 5th floor. C.A.B.A., Argentina (3)	Computer Services	-	100%	-	100%
Supervielle Agente de Negociación S.A.U.	Controlled	Bartolomé Mitre 434, 5th floor. C.A.B.A., Argentina	Settlement and Clearing Agent	100%	100%	100%	100%

(1) The participation of Grupo Supervielle S.A. direct and indirect in the votes in Banco Supervielle S.A. amounts to 99.87% as of 09/30/24 and 12/31/23.

(2) On October 21, 2021, through the Board of Directors Minutes, the change of address of the Company's headquarters was resolved, fixing it at Avda. Gral. San Martín 731, 1st floor, in the City of Mendoza. It is pending registration in the Directorate of Legal Entities and Public Registry of the Province of Mendoza.

(3) On May 31, 2023, through the Board of Directors Minutes, the change of address of the Company's headquarters was resolved, setting it at San Martin 344, 16th floor of the Autonomous City of Buenos Aires. It is pending registration in IGJ.

2.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in accordance with the accounting framework established by the Argentine Central Bank requires the use of certain critical accounting estimates. It also requires Management to exercise its judgment in the process of applying the accounting standards established by the Argentine Central Bank to establish the Group's accounting policies.

The Group has identified the following areas that involve a higher degree of judgment or complexity, or areas in which the assumptions and estimates are significant for the consolidated financial statements that are essential for understanding the underlying accounting / financial reporting risks:

(a)	Fair value of derivatives and other financial instruments

The fair value of financial instruments not listed in active markets is determined by using valuation techniques. Such techniques are regularly validated and reviewed by qualified personnel independent from the area which developed them. All models are assessed and adjusted before being used in order to ensure that results reflect current information and comparable market prices. As long as possible, models rely on observable inputs only; however, certain factors, such as implicit rates in the last available tender for similar securities and spot rate curves, require the use of estimates. Changes in the assumptions of these factors may affect the reported fair value of financial instruments.

(b)	Allowances for loan losses and advances

The Group recognizes the allowance for loan losses under the expected credit loss method included in IFRS 9. The most significant judgements of the model relate to defining what is considered to be a significant increase in credit risk and in making assumptions and estimates to incorporate relevant information about past events, current conditions and forecasts of economic conditions. The impact of the forecasts of economic conditions are determined based on the weighted average of three internally developed macroeconomic scenarios that take into consideration the Group´s economic outlook as derived through forecast macroeconomic variables, which include Inflation rate, monthly economic activity estimator and private sector wage. A high degree of uncertainty is involved in making estimations using assumptions that are highly subjective and very sensitive to the risk factors.

Note 1.2 provides more detail of how the expected credit loss allowance is measured.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

(c)	Impairment of non-financial assets

Intangible assets with finite lives and property, plants and equipment are amortized or depreciated along their useful lives in a lineal manner. The Group monitors the conditions related to these assets to determine whether events and circumstances justify a review of the amortization and remaining depreciation period and whether there are factors or circumstances that imply an impairment in the value of assets that cannot be recovered.

The Group has applied judgment in identifying indicators of impairment of property, plant and equipment and intangible assets that are amortized. The Group has requested appraisals for its properties as of December 31, 2023, recording devaluation in some of them, while for the rest of the categories of fixed assets and intangibles and goodwill, they have not been identified. indications of impairment for any of the periods presented in the consolidated financial statements.

(d)	Income tax and deferred tax

A significant judgement is required to determine liabilities and assets from current and deferred taxes, The current tax is provisioned in accordance with the amounts expected to be paid and the deferred tax is provisioned over temporary differences between tax basis of assets and liabilities and book values to aliquots expected to be in force when reversing them.

Assets from deferred tax are recognized upon the possibility of relying on future taxable earnings against which temporary differences can be utilized, based on the Senior Management´s assumptions regarding amounts and opportunities of future taxable earnings, Later, it is necessary to determine whether assets from deferred tax are likely to be utilized and set off future taxable earnings, Real results may differ from estimates, such as changes in tax legislation or the result of the final review of affidavits issued by tax authorities and tax courts.

Likely future tax earnings and the number of tax benefits are based on a medium-term business plan prepared by the administration. Such plan is based on reasonable expectations. See note 4 to the financial consolidated statements.

3.	SEGMENT REPORTING

The Group determines operating segments based on performance reports which are reviewed by the Board and key personnel of the Senior Management and updated upon changes.

Grupo Supervielle´s clients receive the following services:

●	Personal and Business Banking Segment:
-	Small companies, individuals and companies that record annual sales of up to 1,500,000.
-	"Small and Medium Size Companies", companies that record annual sales of over 1,500,000 up to 10,000,000.
●	Corporate Baking Segment:
-	Megras that record annual sales over 10,000,000 up to 14,000,000.
-	Big Companies. Grandes companies that record annual sales of over 14,000,000.

Grupo Supervielle considers the business for the type of products and services offered, identifying the following operating segments:

a-	Personal and Business Banking: Through this segment, Supervielle offers a wide range of financial products and services designed to meet the needs of individuals, entrepreneurs, and small businesses and SMEs.
b-	Corporate Banking: Includes advisory services at a corporate and financial level, as well as the administration of assets and loans targeted to corporate clients.
c-	Bank Treasury: This segment is in charge of the assignment of liquidity of the Entity in accordance with the different commercial areas´ needs and its own needs, Treasury implements financial risk administration policies of the Bank, administers trading desk operations, distributes financial products, such as negotiable securities and develops business with the financial sector clients and wholesale non-financial sector clients.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

d-	Insurance: Includes insurance products, with a focus on life insurance, to targeted customers segments.
e-	Asset Management and Other Services: Supervielle offers a variety of other services to its clients, including mutual fund products through Supervielle Asset Management S.A., retail brokerage services through InvertirOnline S.A.U., non-financial products through Espacio Cordial Servicios S.A. and until February 2023 it offered payment solutions to retailers through Bolsillo Digital S.A.U.

Operating results of the different operating segments of Grupo Supervielle are reviewed individually with the purpose of taking decisions over the allocation of resources and the performance analysis of each segment. The performance of such segments will be evaluated based on operating income and is measured consistently with operating income/(expenses) of the consolidated income statement.

When a transaction is carried out between operating segments, they are taken in an independent and equitable manner, as in cases of transactions with third parties. Later, income, expenses and results from transfers between operating segments are removed from the consolidation.

Grupo Supervielle does not present information by geographical segments because there are no operating segments in economic environments with risks and rewards that are significantly different.

The following chart includes information by segment as of September 30,2024 and September 30,2023, and December 31, 2023, respectively:

Result by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Insurance	Asset Management and Other Services	Adjustments	Total as of 09.30.2024
Interest income	315,935,800	187,932,707	780,461,797	581,675	3,793,475	3,988,887	1,292,694,341
Interest expenses	(155,337,113)	(41,931,715)	(486,187,696)	-	(75,079)	107,771	(683,423,832)
Distribution of results by Treasury	47,755,365	(83,316,780)	35,561,415	-	-	-	-
Net interest income	208,354,052	62,684,212	329,835,516	581,675	3,718,396	4,096,658	609,270,509
Services Fee Income	77,436,306	10,679,958	528,756	-	46,016,255	(2,191,119)	132,470,156
Services Fee Expenses	(25,699,858)	(1,423,245)	(584,041)	-	(1,789,314)	5	(29,496,453)
Income from insurance activities	-	-	-	18,821,736	-	1,815,550	20,637,286
Net Service Fee Income	51,736,448	9,256,713	(55,285)	18,821,736	44,226,941	(375,564)	123,610,989
Subtotal	260,090,500	71,940,925	329,780,231	19,403,411	47,945,337	3,721,094	732,881,498
Net income from financial instruments at fair value through profit or loss	470,171	1,219,029	74,988,789	9,702,279	9,529,371	616,008	96,525,647
Income from withdrawal of assets rated at amortized cost	33,064	-	70,850,721	-	-	1,703,903	72,587,688
Exchange rate difference on gold and foreign currency	2,043,724	582,732	4,330,315	(6,454)	929,620	305,475	8,185,412
NIFFI And Exchange Rate Differences	2,546,959	1,801,761	150,169,825	9,695,825	10,458,991	2,625,386	177,298,747
Result from exposure to changes in the purchasing power of the currency	(36,620,308)	(9,428,877)	(162,840,389)	(15,627,623)	(17,816,351)	(10,526,560)	(252,860,108)
Other operating income	11,540,486	7,425,586	3,350,080	50,353	5,053,469	(202,386)	27,217,588
Loan loss provisions	(33,198,913)	(569,081)	(231,195)	-	-	7,140	(33,992,049)
Net operating income	204,358,724	71,170,314	320,228,552	13,521,966	45,641,446	(4,375,326)	650,545,676
Personnel expenses	(154,787,624)	(28,038,647)	(13,343,224)	(5,657,334)	(10,439,262)	(436,081)	(212,702,172)
Administration expenses	(92,755,629)	(9,231,128)	(5,381,998)	(2,417,852)	(8,020,074)	347,423	(117,459,258)
Depreciations and impairment of non-financial assets	(27,758,711)	(4,889,031)	(1,949,198)	(381,759)	(242,661)	(880,417)	(36,101,777)
Other operating expenses	(52,959,194)	(18,545,024)	(67,179,325)	(1,346)	(3,216,044)	(757,028)	(142,657,961)
Operating income	(123,902,434)	10,466,484	232,374,807	5,063,675	23,723,405	(6,101,429)	141,624,508
Result from associates and joint ventures	-	-	-	-	10,806,729	(10,806,729)	-
Result before taxes	(123,902,434)	10,466,484	232,374,807	5,063,675	34,530,134	(16,908,158)	141,624,508
Income tax	42,878,076	(1,712,036)	(83,816,358)	(1,807,200)	(6,973,719)	(313,957)	(51,745,194)
Net (loss) / income	(81,024,358)	8,754,448	148,558,449	3,256,475	27,556,415	(17,222,115)	89,879,314
Net (loss) / income for the period attributable to owners of the parent company	(81,024,358)	8,754,448	148,558,449	3,256,475	27,556,415	(17,296,026)	89,805,403
Net (loss) / income for the period attributable to non-controlling interest	-	-	-	-	-	73,911	73,911
Other comprehensive (loss) / income	16,412	(19,370)	(10,916,587)	-	451,146	1,611,150	(8,857,249)
Other comprehensive (loss) / income attributable to owners of the parent company	16,412	(19,370)	(10,916,587)	-	451,146	1,622,362	(8,846,037)
Other comprehensive (loss) / income attributable to non-controlling interest	-	-	-	-	-	(11,212)	(11,212)
Comprehensive (loss) / income for the period	(81,007,946)	8,735,078	137,641,862	3,256,475	28,007,561	(15,610,965)	81,022,065

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Result by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Insurance	Asset Management and Other Services	Adjustments	Total as of 09.30.2024
Comprehensive (loss) / income attributable to owners of the parent company	(81,007,946)	8,735,078	137,641,862	3,256,475	28,007,561	(15,673,664)	80,959,366
Comprehensive (loss) / income attributable to non-controlling interests	-	-	-	-	-	62,699	62,699

Assets by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Insurance	Asset Management and Other Services	Adjustments	Total as of 09.30.2024
Cash and due from banks	287,131,728	6,979,564	468,328,506	30,923	10,485,789	(442,501)	772,514,009
Debt securities at fair value through profit or loss	-	6,758,603	202,752,686	9,474,839	23,339,407	-	242,325,535
Loans and other financing	855,592,954	665,414,683	51,563,663	13,922,889	2,047,828	(1,153,226)	1,587,388,791
Other debt securities	2,871,410	-	756,076,844	1,110,813	5,294,878	2,978,366	768,332,311
Other Assets	88,312,673	15,257,808	462,129,539	11,157,924	74,994,126	(24,806,109)	627,045,961
Total Assets	1,233,908,765	694,410,658	1,940,851,238	35,697,388	116,162,028	(23,423,470)	3,997,606,607

Liabilities by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Insurance	Asset Management and Other Services	Adjustments	Total as of 09.30.2024
Deposits	1,222,825,564	508,718,519	1,020,783,225	-	-	(799,614)	2,751,527,694
Financing received from the Argentine Central Bank and others financial institutions	89,788	3,885,007	22,645,963	-	253,564	(253,190)	26,621,132
Unsubordinated debt securities	261,376	67,986	22,029,663	-	-	-	22,359,025
Other liabilities	132,176,460	23,441,835	193,394,882	17,350,947	13,394,860	79,548,259	459,307,243
Total Liabilities	1,355,353,188	536,113,347	1,258,853,733	17,350,947	13,648,424	78,495,455	3,259,815,094

Result by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Insurance	Asset Management and Other Services	Adjustments	Total as of 09.30.2023
Interest income	382,932,913	213,052,576	1,141,074,022	52,147	2,635,996	4,754,505	1,744,502,159
Interest expenses	(443,871,096)	(141,527,149)	(671,983,436)	-	(844,268)	3,524,720	(1,254,701,229)
Distribution of results by Treasury	290,098,498	8,549,675	(298,648,173)	-	-	-	-
Net interest income	229,160,315	80,075,102	170,442,413	52,147	1,791,728	8,279,225	489,800,930
Services Fee Income	94,024,780	11,904,569	939,061	-	37,093,671	(2,616,572)	141,345,509
Services Fee Expenses	(33,706,150)	(2,038,345)	(1,001,188)	-	(1,246,662)	481,395	(37,510,950)
Income from insurance activities	-	-	-	19,639,164	-	1,980,876	21,620,040
Net Service Fee Income	60,318,630	9,866,224	(62,127)	19,639,164	35,847,009	(154,301)	125,454,599
Subtotal	289,478,945	89,941,326	170,380,286	19,691,311	37,638,737	8,124,924	615,255,529
Net income from financial instruments at fair value through profit or loss	1,713,263	-	83,694,646	11,047,239	5,860,074	2,030,858	104,346,080
Income from withdrawal of assets rated at amortized cost	-	-	5,759,160	-	-	(341,199)	5,417,961
Exchange rate difference on gold and foreign currency	(1,597,975)	624,952	2,363,247	1,727	1,216,772	2,757,969	5,366,692
NIFFI And Exchange Rate Differences	115,288	624,952	91,817,053	11,048,966	7,076,846	4,447,628	115,130,733
Result from exposure to changes in the purchasing power of the currency	15,660,332	(12,265,127)	(84,695,007)	(14,123,664)	(7,999,622)	(16,325,432)	(119,748,520)
Other operating income	21,131,816	11,554,798	935,723	76,759	4,233,523	(3,705,505)	34,227,114
Loan loss provisions	(37,937,003)	(5,290,458)	(131,606)	-	-	(45,378)	(43,404,445)
Net operating income	288,449,378	84,565,491	178,306,449	16,693,372	40,949,484	(7,503,763)	601,460,411
Personnel expenses	(172,314,527)	(30,497,597)	(14,736,141)	(5,689,137)	(11,429,597)	(258,739)	(234,925,738)
Administration expenses	(103,469,975)	(7,134,839)	(5,714,695)	(3,865,274)	(6,728,277)	4,307,639	(122,605,421)
Depreciations and impairment of non-financial assets	(33,189,000)	(5,297,658)	(2,299,176)	(452,446)	(470,924)	(608,598)	(42,317,802)
Other operating expenses	(55,674,633)	(19,263,771)	(29,751,186)	(205,313)	(3,475,002)	48,411	(108,321,494)
Operating income	(76,198,757)	22,371,626	125,805,251	6,481,202	18,845,684	(4,015,050)	93,289,956
Result from associates and joint ventures	(104,625)	-	-	-	48,597	56,028	-
Result before taxes from continuing operations	(76,303,382)	22,371,626	125,805,251	6,481,202	18,894,281	(3,959,022)	93,289,956
Income tax	26,037,274	(7,868,801)	(44,240,670)	(2,511,663)	(6,709,370)	304,169	(34,989,061)
Net (loss) / income	(50,266,108)	14,502,825	81,564,581	3,969,539	12,184,911	(3,654,853)	58,300,895
Net (loss) / income for the period attributable to owners of the parent company	(50,266,108)	14,502,825	81,564,581	3,969,539	12,184,911	(3,701,104)	58,254,644
Net (loss) / income for the period attributable to non-controlling interest	-	-	-	-	-	46,251	46,251

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Result by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Insurance	Asset Management and Other Services	Adjustments	Total as of 09.30.2023
Other comprehensive (loss) / income	(144,205)	(71,497)	(1,071,900)	-	419,973	194,097	(673,532)
Other comprehensive (loss) / income attributable to owners of the parent company	(144,205)	(71,497)	(1,071,900)	-	419,973	195,416	(672,213)
Other comprehensive (loss) / income attributable to non-controlling interest	-	-	-	-	-	(1,319)	(1,319)
Comprehensive (loss) / income for the period	(50,410,313)	14,431,328	80,492,681	3,969,539	12,604,884	(3,460,756)	57,627,363
Comprehensive (loss) / income attributable to owners of the parent company	(50,410,313)	14,431,328	80,492,681	3,969,539	12,604,884	(3,505,688)	57,582,431
Comprehensive (loss) / income attributable to non-controlling interests	-	-	-	-	-	44,932	44,932

Assets by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Insurance	Asset Management and Other Services	Adjustments	Total as of 12.31.2023

Cash and due from banks	223,280,858	6,103,375	221,885,077	8,573	7,609,558	2,931,012	461,818,453
Debt securities at fair value through profit or loss	112,952	1,701,867	39,434,441	10,751,638	12,372,210	3,221,949	67,595,057
Loans and other financing	522,833,195	396,401,445	52,491,895	10,115,755	1,228,723	(826,445)	982,244,568
Other debt securities	2,434,142	-	513,291,327	1,523,508	32	19,293,407	536,542,416
Other Assets	135,508,329	49,565,514	1,848,693,728	14,160,898	69,727,023	(7,006,198)	2,110,649,294
Total Assets	884,169,476	453,772,201	2,675,796,468	36,560,372	90,937,546	17,613,725	4,158,849,788

Liabilities by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Insurance	Asset Management and Other Services	Adjustments	Total as of 12.31.2023
Deposits	1,169,394,727	433,751,726	1,519,641,131	-	-	(443,826)	3,122,343,758
Financing received from the Argentine Central Bank and others financial institutions	93,822	-	5,332,675	-	307,028	(307,029)	5,426,496
Other liabilities	119,975,610	35,711,378	58,189,002	15,607,241	16,221,101	93,829,105	339,533,437
Total Liabilities	1,289,464,159	469,463,104	1,583,162,808	15,607,241	16,528,129	93,078,250	3,467,303,691

4.	FAIR VALUES

The Group classifies the fair values of the financial instruments into 3 levels, according to the quality of the data used for their determination.

Fair Value level 1:  The fair value of financial instruments traded in active markets (such as publicly traded derivatives, debt securities or available for sale) is based on market quoted prices as of the date of the reporting year, If the quote price is available and there is an active market for the instrument, it will be included in level 1.

Fair Value level 2: The fair value of financial instruments which are not traded in active markets, such as over-the-counter derivatives, is determined using valuation techniques that maximize the use of observable market data and rely the least possible on the Group’s specific estimates, if all significant inputs required to fair value a financial instrument are observable, such instrument is included in level 2.

Fair Value level 3: If one or more significant inputs are not based on observable market data, the instrument is included in level 3.

Grupo Supervielle’s financial instruments measured at fair value as of September 30,2024, and December 31,2023, are detailed below:

Instrument portfolio as of 09/30/2024	FV level 1	FV level 2	FV level 3	TOTAL

Assets
- Debt securities at fair value through profit or loss	237,959,582	4,365,953	-	242,325,535
- Derivatives	-	1,756,884	-	1,756,884
- Other financial assets	26,089,963	-	-	26,089,963
- Other debt securities	43,660,911	11,162,562	-	54,823,473
- Financial assets pledged as collateral	190,793,403	-	-	190,793,403
- Investments in Equity Instruments	640,190	-	742,498	1,382,688

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Total Assets	499,144,049	17,285,399	742,498	517,171,946
Liabilities
- Liabilities at fair value through profit or loss	364,992	-	-	364,992
- Derivatives	55,250	-	-	55,250
- Other financial liabilities	137,292,491	-	-	137,292,491
Total Liabilities	137,712,733	-	-	137,712,733

Instrument portfolio as of 12/31/2023	FV level 1	FV level 2	FV level 3	TOTAL
Assets
- Debt securities at fair value through profit or loss	64,429,188	3,165,869	-	67,595,057
- Derivatives	-	7,650,184	-	7,650,184
- Other financial assets	42,646,682	-	-	42,646,682
- Other debt securities	61,526,462	21,042,948	-	82,569,410
- Financial assets pledged as collateral	93,481,563	-	-	93,481,563
- Investments in Equity Instruments	98,964	-	638,792	737,756
Total Assets	262,182,859	31,859,001	638,792	294,680,652
Liabilities
- Liabilities at fair value through profit or loss	1,225,417	-	-	1,225,417
- Other financial liabilities	145,928,437	-	-	145,928,437
Total Liabilities	147,153,854	-	-	147,153,854

Below is shown the reconciliation of the financial instruments classified as Fair Value Level 3:

FV level 3	12/31/2023	Transfers	Additions	Disposals	P/L	09/30/2024
Assets
- Debt securities at fair value through profit or loss	638,792	-	363,336	(31,766)	(227,864)	742,498

The Group's policy is to recognize transfers between levels of fair values only at year-end dates.

Valuation Techniques

Valuation techniques to determine fair values include the following:

-Market or quoted prices for similar instruments.
-The estimated present value of instruments.

All fair value estimates, except for equity instruments at level 3, are included in level 2. To do so, the

Group uses valuation techniques through spot rate curves that estimate yield curves based on market prices. market. They are detailed below:

-Interpolation model: It consists of the determination of the value of financial instruments that do not have a market price at the closing date, based on quoted prices for similar assets (both in terms of issue, currency, and duration) in the active markets (MAE, Bolsar or secondary) through the linear interpolation of them. This technique has been used by the Entity to determine the fair value of the instruments issued by the BCRA and Treasury Bills without quotation at the end of this period.

-Performance Curve Model under Nelson Siegel: This model proposes a continuous function to model the trajectory of the instant forward interest rate considering as a domain the term comprised until the next interest and / or capital payment. It consists in the determination of the instrument’s price estimating volatility through market curves. The Entity has used this model to estimate prices in debt securities or financial instruments with variable interest rate.

The main data and aspects considered by the Group to determine fair values under the linear interpolation model have been:

- Prices of instruments quoted between the date on which the curve is estimated and the settlement date of the last available settlement.

- Recommended rates in the last available tender.

- Only instruments that have traded with 24-hour settlement are considered.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

- If the same stock has been listed on the MAE and Bolsar, the market listing that has traded a higher volume is considered.

- The yield curve is standardized based on a set of nodes, each of which has an associated maturity date.

- Instruments denominated in dollars are converted at the exchange rate on the date the species is traded.

Likewise, for the determination of fair values under the Nelson Siegel model, the main data and aspects considered by the Entity were:

- The Spot rate curves in pesos + BADLAR and the Spot rate curve in dollars are established from bonds predefined by the Financial Risk Management.

- The main source of prices for Bonds is MAE, without considering those corresponding to operations for its own portfolio.

The eligible bonus sets are not static, expanding with each new issue.

The Group periodically evaluates the performance of the models based on indicators which have defined tolerance thresholds.

Under IFRS, the estimated residual value of an instrument at inception is generally the transaction price. In the event that the transaction price differs from the determined fair value, the difference will be recognized in the income statement proportionally for the duration of the instrument.

Fair Value of Other Financial Instruments

The following describes the methodologies and assumptions used to determine the fair values of financial instruments not recorded at their value in these financial statements:

-Assets whose fair value is similar to book value: For financial assets and liabilities that are liquid or have short-term maturities (less than three months), the book value is considered to be similar to fair value.

-Fixed rate financial instruments: The fair value of financial assets was determined by discounting future cash flows at the current market rates offered, for each year, for financial instruments with similar characteristics. The estimated fair value of deposits with a fixed interest rate was determined by discounting future cash flows through the use of market interest rates for deposits with maturities similar to those of the Group's portfolio.

For listed assets and the quoted debt, fair value was determined based on market prices.

-Other financial instruments: In the case of financial assets and liabilities that are liquid or have a short term to maturity, it is estimated that their fair value is similar to their book value. This assumption also applies to savings deposits, current accounts and others.

The following chart includes a comparison between the fair value and the accounting value of financial instruments not recorded at fair value as of September 30,2024 and December 31,2023:

Other Financial Instruments as of 09/30/2024	Accounting value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
-Cash and due from Banks	772,514,009	772,514,009	772,514,009	-	-
-Other financial assets	20,905,973	20,905,973	20,905,973	-
-Loans and other financing	1,587,388,791	1,874,758,713	-	-	1,874,758,713
- Repo transactions	20,316,304	20,316,304	20,316,304	-	-
- Other Debt Securities	713,508,838	647,591,051	646,090,368	1,500,683	-
-Financial assets in as guarantee	1,860	1,860	1,860	-	-
	3,114,635,775	3,336,087,910	1,459,828,514	1,500,683	1,874,758,713
Financial Liabilities
-Deposits	2,751,527,694	2,763,867,188	-	-	2,763,867,188
- Other financial liabilities	57,305	57,305	57,305	-	-
- Repo transactions	115,440,934	115,440,934	115,440,934	-	-
-Financing received from the BCRA and other financial institutions	26,621,132	26,893,026	-	-	26,893,026
- Unsubordinated debt securities	22,359,025	22,359,025	22,359,025	-	-
	2,916,006,090	2,928,617,478	137,857,264	-	2,790,760,214

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Other Financial Instruments as of 12/31/2023	Accounting value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
-Cash and due from Banks	461,818,453	461,818,454	461,818,454	-	-
-Other financial assets	51,273,104	51,273,104	51,273,104	-
-Loans and other financing	982,244,568	1,117,199,519	-	-	1,117,199,519
- Repo transactions	1,523,363,567	1,523,363,567	1,523,363,567	-	-
- Other Debt Securities	453,973,006	514,382,729	514,382,729	-	-
-Financial assets pledged as collateral	16,931	16,931	16,931	-	-
	3,472,689,629	3,668,054,304	2,550,854,785	-	1,117,199,519
Financial Liabilities
-Deposits	3,122,343,758	3,220,212,033	-	-	3,220,212,033
-Other financial liabilities	699,379	699,379	699,379	-	-
-Finances received from the BCRA and other financial institutions	1,895,530	1,895,530	1,895,530	-	-
- Unsubordinated debt securities	5,426,496	5,620,444	-	-	5,620,444
	3,130,365,163	3,228,427,386	2,594,909	-	3,225,832,477

5.	CASH AND DUE FROM BANKS

The composition of cash as of September 30, 2024 and December 31, 2023 is detailed below:

Item	09/30/2024	12/31/2023	09/30/2023	12/31/2022
Cash and due from banks	772,514,009	461,818,453	310,106,424	303,822,075
Debt securities at fair value through profit or loss	67,657,068	36,345,384	59,642,470	35,219,323
Money Market Funds	5,574,807	6,088,873	8,522,704	1,159,269
Cash and cash equivalents	845,745,884	504,252,710	378,271,598	340,200,667

For their part, the reconciliations between the balances of those items considered cash equivalents in the Statement of Cash Flow and those reported in the Statement of Financial Position as of the indicated dates are set out below:

Items	09/30/2024	12/31/2023	09/30/2023	12/31/2022
Cash and due from Banks
As per Statement of Financial Position	772,514,009	461,818,453	310,106,424	303,822,075
As per the Statement of Cash Flows	772,514,009	461,818,453	310,106,424	303,822,075
Debt securities at fair value through profit or loss
As per Statement of Financial Position	242,325,535	67,595,057	104,488,483	110,971,454
Securities not considered as cash equivalents	(174,668,467)	(31,249,673)	(44,846,013)	(75,752,131)
As per the Statement of Cash Flows	67,657,068	36,345,384	59,642,470	35,219,323
Money Market Funds
As per Statement of Financial Position – Other financial assets	46,995,936	93,919,786	116,728,667	50,891,510
Other financial assets not considered as cash	(41,421,129)	(87,830,913)	(108,205,963)	(49,732,241)
As per the Statement of Cash Flow	5,574,807	6,088,873	8,522,704	1,159,269

Reconciliation of financing activities at September 30, 2024, and December 31, 2023, is as follows:

Items	Balances at 12/31/2023	Cash Flows		Other non-cash movements	Balances at 09/30/2024
		Collections	Payments
Unsubordinated debt securities	-	22,359,025	-	-	22,359,025
Financing received from the Argentine Central Bank and other financial institutions	5,426,496	89,184,528	(67,989,892)	-	26,621,132
Lease Liabilities	5,760,186	-	(6,237,786)	6,262,333	5,784,733
Total	11,186,682	111,543,553	(74,227,678)	6,262,333	54,764,890

6.	RELATED PARTY TRANSACTIONS

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Related parties are considered to be all those entities that directly, or indirectly through other entities, control over another, are under the same control or may exercise significant influence over the financial or operational decisions of another entity.

The Group controls another entity when it has power over the financial and operating decisions of other entities and in turn obtains benefits from it, On the other hand, the Group considers that it has joint control when there is an agreement between the parties regarding the control of a common economic activity.

Finally, those cases in which the Group has significant influence is due to the power to influence the financial and operating decisions of another entity but not being able to exercise control over them, For the determination of such situations, not only the legal aspects are observed but also the nature and substance of the relationship.

Additionally, related parties are considered to be the key personnel of the Group's Management (members of the Board and managers of the Group and its subsidiaries), as well as the entities over which key personnel may exercise significant influence or control.

Controlling Entity

Mr. Julio Patricio Supervielle is the main shareholder of the Groups, with registered address on Reconquista 330, Autonomous City of Buenos Aires. The participation of Julio Patricio Supervielle in the capital of the Group as is 24.60% and 29.86% as of September 30, 2024 and December 31, 2023, respectively, and in the votes of the Group as of September 30, 2024 and December 31, 2023, is 51,06% and 54.47%.

Transactions with related parties

The financings, including those that were restructured, were granted in the normal course of business and on substantially the same terms, including interest rates and guarantees, as those in force at the time to grant credit to non-related parties, Likewise, they did not imply a risk of bad debts greater than normal, nor did they present any other type of unfavorable conditions.

The following table shows the total credit assistance granted by the Group to key personnel, main shareholder trustees, their relatives up to the second degree of consanguinity or first degree of affinity (according to the definition of a related natural person of the Central Bank.) and any company linked to any of the above whose consolidation is not required:

	As of September 30, 2024	As of December 31, 2023(*)
Aggregate total financial exposure	3,196,520	1,778,169
Number of recipient related parties	78	80
(a) Individuals	66	68
(b) Companies	12	12
Average total financial exposure	40,981	22,227
Single largest exposure	939,966	1,387,195

(*) Historical values as of December 31, 2023, without adjustment for inflation

7.	COMPOSITION OF THE MAIN ITEMS OF THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION AND CONSOLIDATED INCOME STATEMENT

	09/30/2024	12/31/2023
7.1 Debt securities at fair value through profit or loss
Government securities	223,608,766	62,441,246
Corporate securities	17,781,843	5,153,811
Central Bank of Argentina’s Notes	934,926	-
	242,325,535	67,595,057
7.2 Derivatives
Debtor balances related to forward operations in foreign currency to be settled in pesos	1,726,572	5,784,585
Debtor balances related to forward operations in foreign currency	30,312	319,367
Sales options	-	1,546,232
	1,756,884	7,650,184

7.3 Repo Transactions
Financial debtors from cash sales to be settled and active repos	80,935	585,122
Financial debtors for active repos of government securities	20,213,776	1,767,895

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

	09/30/2024	12/31/2023
Financial debtors for active repos of I.R.M. with Argentine Central Bank	-	1,508,597,719
Accrued interest receivable for active repos	21,593	12,412,831
	20,316,304	1,523,363,567
7.4 Other financial assets
Participation Certificates in Financial Trusts	1,562,536	1,280,708
Investments in Asset Management and Other Services	6,732,792	13,890,374
Other investments	4,942,434	6,275,416
Receivable from spot sales pending settlement	19,915,046	50,327,365
Several debtors	13,390,767	21,986,349
Miscellaneous debtors for credit card operations	999,988	998,563
Allowances	(547,627)	(838,989)
	46,995,936	93,919,786
7.5 Loans and other financing
Financial sector	3,007,441	4,172,957
Overdrafts	2,716,167	3,633,523
Discounted documents	-	539,434
Promissory notes	268,077	-
Credit card loans	23,197	-
Other financial entities	11,580,502	8,076,433
Overdrafts	-	105
Credit card loans	27,157	-
Others	11,575,558	8,090,638
Less: allowances	(22,213)	(14,310)
Non‑financial private sector and foreign residents:	1,572,800,848	969,995,178
Loans	1,544,557,465	950,723,861
Overdrafts	211,267,436	84,595,815
Discounted documents	179,219,518	161,102,416
Promissory notes	253,754,229	212,818,132
Mortgage loans	181,901,399	108,756,502
Automobile and other secured loans	137,287,562	30,896,970
Personal loans	182,770,960	104,489,828
Credit card loans	198,516,140	152,837,396
Foreign trade loans and U$S loans	180,283,961	87,419,788
Others	20,614,835	9,460,290
IFRS adjustments	(1,058,575)	(1,653,276)
Receivables from financial leases	48,713,221	41,174,697
Receivables from financial leases	49,786,542	41,778,735
IFRS adjustments	(1,073,321)	(604,038)
Others	17,131,961	13,167,217
Less: allowances (Schedule R)	(37,601,799)	(35,070,597)
	1,587,388,791	982,244,568

Likewise, as of September 30, 2024 and December 31, 2023, the Group maintains the following eventual responsibilities:

Eventual Responsibilities	09/30/2024	12/31/2023
Other guarantees granted	100,408,511	188,205,171
Responsibilities for foreign trade operations	16,584,206	25,772,244
Promissory notes	25,338,805	9,598,889
Overdrafts	294,141	1,148,290
	142,625,663	224,724,594
On the other hand, the Group has the following collateral on the loans and other financing granted on the dates indicated:

	09/30/2024	12/31/2023
Guarantees received	68,353,093	369,686,192

The classification of loans and other financing, by situation and guarantees received, is detailed in Schedule B.

The concentration of loans and other financing is detailed in Schedule C.

The opening by term of loans and other financing is detailed in Schedule D.

The movements in the provision for bad debts of loans and other financing are detailed in Schedule R.

The movements in the provision for bad debts of loans and other financing are detailed in Annex R.

The movements in the provision for bad debts of loans and other financing are detailed in Annex R.

7.6 Other debt securities	09/30/2024	12/31/2023

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Debt securities	39,905,930	25,534,349
Debt securities of financial trusts	14,805,421	9,254,537
Government securities	712,723,041	348,529,617
Securities issued by the Argentine Central Bank	407,785	153,367,703
Others	660,107	177
Allowance	(169,973)	(143,967)
	768,332,311	536,542,416
7.7 Financial assets pledged as collateral
Government in guarantee for repo operations	87,579,725	1,960,766
Special guarantees accounts in the Argentine Central Bank	39,698,047	43,870,103
Deposits in guarantee	1,860	47,667,625
Forward purchases through repo transactions	63,515,631	-
	190,795,263	93,498,494
7.8 Other non-financial assets
Other Miscellaneous assets	15,353,747	17,211,041
Loans to employees	4,663,508	4,302,294
Payments in advance	12,635,147	11,990,152
Works of art and collector's pieces	510,697	510,697
Retirement insurance	708,391	1,104,610
Other non-financial assets	557,003	386,304
	34,428,493	35,505,098

7.9 Deposits
Non-financial sector	131,791,863	203,088,424
Financial sector	113,028	960,612
Current accounts	285,482,461	279,370,035
Savings accounts	1,036,169,129	1,475,518,236
special checking accounts	641,020,921	487,440,895
Fixed term and term investments	524,594,477	357,185,834
Investment accounts	82,931,772	246,002,791
Others	29,632,919	31,927,339
Interest and Adjustments	19,791,124	40,849,592
	2,751,527,694	3,122,343,758
7.10 Liabilities at fair value through profit and loss
Liabilities for transactions in local currency	364,992	1,225,417
	364,992	1,225,417
7.11 Other financial liabilities
Amounts payable for spot transactions pending settlement	22,631,652	29,175,548
Collections and other operations on behalf of third parties	108,576,737	111,064,860
Fees accrued to pay	92	24,341
Financial guarantee contracts	153,953	84,817
Lease liability	5,784,733	5,760,185
Others	202,629	518,065
	137,349,796	146,627,816
7.12 Financing received from the Argentine Central Bank and other financial institutions
Financing received from local financial institutions	3,975,170	4,910,860
Financing received from international institutions	22,645,962	515,636
	26,621,132	5,426,496
7.13 Provisions
Provisions for unutilized balances	42,892,393	14,140,864
Eventual commitments (Schedule)	4,491,790	2,936,990
Provision for restructuring expenses	1,894,000	12,094,856
Other contingencies (Schedule)	474,130	829,833
	50,017,005	30,030,857
7.14 Other non-financial liabilities
Payroll and social securities	58,619,065	65,008,380
Sundry creditors	42,596,904	45,438,824
Tax payable	31,737,896	39,673,876
Planned payment orders pending settlement	3,637,418	2,576,906
Revenue from contracts with customers (1)	870,577	1,830,365
Contribution to the deposit guarantee fund	537,306	294,588
Others non- financial liabilities	69,264	173,504
	138,068,430	154,996,443
7.15 Derivative instruments

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Amounts owed in pesos to be settled in connection with foreign currency transactions	55,250		-
	55,250		-

	Nine-month period ending on		Three-month period ending on
	09/30/2024	09/30/2023	09/30/2024	09/30/2023
7.16 Interest income
Interest on overdrafts	59,663,329	61,523,015	17,895,150	25,069,429
Interest on documents	64,521,549	86,047,869	16,348,074	34,306,876
Interest on personal loans	69,880,151	102,973,968	27,250,334	31,163,626
Interest on promissory notes	112,156,562	128,222,685	32,134,359	52,447,951
Interest on credit card loans	34,127,607	66,907,540	9,879,557	19,733,684
Interest on mortgage loans	110,824,430	86,957,873	19,962,292	29,081,294
Interest on automobile and other secured loan	30,256,006	19,100,192	15,010,727	6,611,823
Interest on foreign trade loans and USD loans	5,308,724	5,412,448	2,258,677	1,624,480
Interest on financial leases	17,986,357	26,867,773	6,482,968	9,433,678
Interest on public and private securities measured at amortized cost	387,628,635	883,712,324	136,502,077	369,596,627
Others	400,340,991	276,776,472	3,269,319	141,555,248
	1,292,694,341	1,744,502,159	286,993,534	720,624,716
7.17 Interest Expenses
Interest on current accounts deposits	299,743,090	553,694,808	72,428,456	229,583,985
Interest on time deposits	368,405,314	685,186,378	69,729,515	283,194,532
Interest on other liabilities from financial transactions	7,203,418	6,517,664	3,628,859	2,545,638
Interest on financing from the financial sector	1,377,090	4,049,065	122,139	2,196,776
Others	6,694,920	5,253,314	3,337,636	2,071,036
	683,423,832	1,254,701,229	149,246,605	519,591,967
7.18 Net income from financial instruments at fair value through profit or loss
Income from corporate and government securities	91,093,129	93,193,991	19,452,728	24,669,333
Income from securities issued by the Argentine Central Bank	-	498,459	-	-
Derivatives	5,432,518	10,653,630	2,543,355	5,215,244
	96,525,647	104,346,080	21,996,083	29,884,577
7.19 Loss of assets at amortized cost
Result for write-off or sale of government securities	72,587,688	5,417,961	(2,390,395)	4,692,710
	72,587,688	5,417,961	(2,390,395)	4,692,710
7.20 Service Fees Income
Commissions from deposit accounts	43,286,219	58,435,651	15,836,426	19,367,346
Commissions from credit and debit cards	28,966,526	32,191,334	12,011,161	10,467,779
Commissions from loans operations	224,404	646,010	94,221	159,925
Commissions from miscellaneous operations	59,106,207	49,283,887	23,149,201	19,332,955
Others	886,800	788,627	365,812	241,608
	132,470,156	141,345,509	51,456,821	49,569,613

7.21 Services Fees expenses
Commissions paid	28,595,540	36,719,135	10,093,974	11,118,984
Export and foreign currency operations	900,913	791,815	386,260	182,458
	29,496,453	37,510,950	10,480,234	11,301,442
7.22 Other operating incomes
Loans recovered and allowances reversed	2,674,336	8,607,658	1,164,327	1,795,109
Rental from safety boxes	2,716,070	3,179,276	1,082,756	1,069,993
Commissions from trust services	278,795	297,083	109,114	111,438
Adjust other credits	2,874,680	3,169,493	974,031	1,386,970
Sales of property. plant and equipment	268,239	26,103	(47,015)	(2)
Default interests	2,246,670	3,822,607	530,995	1,118,856
Others	16,158,798	15,124,894	6,406,631	5,345,538
	27,217,588	34,227,114	10,220,839	10,827,902

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

	Nine-month period ending on		Three-month period ending on
	09/30/2024	09/30/2023	09/30/2024	09/30/2023
7.23 Personnel expenses
Payroll and social securities	199,460,672	220,748,340	63,628,151	70,671,462
Personnel expenses	13,241,500	14,177,398	4,288,203	4,476,731
	212,702,172	234,925,738	67,916,354	75,148,193

7.24 Administration expenses
Directors´ and statutory auditors’ fees	3,396,443	3,953,701	1,151,721	1,490,487
Other fees	32,356,771	40,346,644	10,645,907	14,690,816
Advertising and publicity	8,995,469	6,821,214	3,893,898	2,818,621
Taxes	27,723,271	29,271,097	8,869,688	10,297,561
Maintenance. security and services	32,021,047	28,850,567	11,307,572	9,825,615
Rent	81,128	84,933	34,259	37,307
Others	12,885,129	13,277,265	4,127,895	2,897,139
	117,459,258	122,605,421	40,030,940	42,057,546
7.25 Depreciation and impairment of non-financial assets
Depreciation of property. plant and equipment (Schedule F)	6,713,758	7,111,858	2,266,997	2,303,086
Depreciation of other non-financial assets	4,363,608	4,357,553	1,467,971	1,435,237
Amortization of intangible assets (Schedule G)	18,428,739	21,463,450	6,127,150	7,144,200
Depreciation of rent assets by right of use (Schedule F)	6,291,841	9,363526	2,127,693	2,432,714
Impairment of furniture and facilities	303,831	21,415	303,831	70
	36,101,777	42,317,802	12,293,642	13,315,307

7.26 Other operating expenses
Promotions related with credit cards	14,377,319	5,524,594	6,362,419	1,977,661
Turnover tax	57,947,568	78,575,631	13,233,267	26,068,696
Result by initial recognition of loans	517,799	403,080	364,701	54,323
Balance adjustments loans and credit cards	963,806	2,039,874	320,505	653,325
Interests for leases liabilities	1,681,851	1,194,085	645,755	317,300
Coverage services	93,530	45,973	40,825	16,686
Contributions made to deposit insurance fund	2,806,644	3,712,293	1,023,192	1,260,727
Charge for uncollectibility of various credits and other provisions	51,842,809	9,657,878	8,168,143	6,412,145
Other provisions	412,571	1,215,496	73,568	412,868
Others	12,014,064	5,952,590	2,589,394	1,895,218
	142,657,961	108,321,494	32,821,769	39,068,949

8.	CONSIDERATIONS OF RESULTS

The Annual Ordinary Shareholders' Meeting held on April 19, 2024 approved the allocation of profits for the year ended on December 31, 2023 as follows: (i) legal reserve for thousands of pesos $11,354,956, (ii) optional reserve for thousands of pesos $66,298,756 and (iii) reserve for future dividends for thousands of pesos $25,884,571, subsequently set aside for the payment of dividends.

9.	INSURANCE

9.1 Income from insurances activities

The composition of the item “Result for insurance activities” as of September 30, 2024, and September 30, 2023 is as follows:

Items	Nine-month period ending on		Three-month period ending on
	09/30/2024	09/30/2023	09/30/2024	09/30/2023
Accrued premiums	30,397,311	30,804,868	11,609,165	10,632,682
Accrued claims	(4,434,986)	(4,215,959)	(1,996,327)	(1,489,799)
Production expenses	(5,325,039)	(4,968,869)	(2,175,188)	(2,354,450)
Total	20,637,286	21,620,040	7,437,650	6,788,433

10.	ASSET MANAGEMENT AND OTHER SERVICES

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

As of September 30, 2024, and December 31, 2023, Banco Supervielle S.A. is the depository of the Asset managed by Supervielle Asset Management S.A. In accordance with C.N.V. General Resolution No, 622/13, below are the portfolio, net worth and number of units of the Mutual Funds mentioned earlier.

Asset Management and Other Services	Portfolio		Net Worth		Number of Units
	09/30/2024	12/31/2023	09/30/2024	12/31/2023	09/30/2024	12/31/2023
Premier Renta CP $	880,913,940	767,255,372	879,265,770	766,355,676	37,459,761,400	30,510,651,741
Premier Renta Plus $	4,710,016	6,573,417	4,676,275	6,547,222	40,048,570	48,164,279
Premier Renta Fija Ahorro	121,268,574	49,624,418	118,970,255	48,613,830	4,752,280,700	227,991,276
Premier Renta Fija Crecimiento	26,676,389	36,110,115	26,659,721	36,087,244	8,493,327,721	9,532,812,035
Premier Renta Variable	13,226,891	10,955,465	13,115,647	10,868,367	16,290,364	12,205,660
Premier Abierto Pymes	9,775,490	13,294,380	9,756,286	13,272,686	140,480,702	142,666,395
Premier Commodities	5,961,796	7,425,623	4,680,389	5,755,944	22,244,245	22,338,558
Premier Capital	28,034,904	36,028,975	27,485,360	33,676,967	293,038,364	380,115,435
Premier Inversión	1,809,721	3,428,041	1,807,756	3,309,227	202,418,227	342,850,074
Premier Balanceado	3,936,570	4,081,177	3,457,645	4,078,376	32,021,407	32,648,809
Premier Renta Mixta	11,783,413	54,507,162	11,707,793	54,112,630	450,914,477	2,641,477,623
Premier Renta Mixta USD	11,230,593	5,498,771	9,573,239	5,389,577	10,589,717	4,995,316
Premier Performance USD	40,859,087	21,928,263	40,377,513	21,364,371	35,500,001	15,351,225
Premier Global USD	301,955	1,192,976	291,275	1,163,640	274,324	640,443
Premier Estratégico	14,236,561	14,898,372	13,477,304	14,886,986	832,710,848	832,710,848
Premier FCI Sustentable ASG	709,961	660,045	707,613	658,617	250,364,194	172,449,306

11.	ADDITIONAL INFORMATION REQUIRED BY THE BCRA

11.1. Contribution to the deposit insurance system

Law No. 24485 and Decree No. 540/95 established the creation of the Deposit Insurance System to cover the risk attached to bank deposits, in addition to the system of privileges and safeguards envisaged in the Financial Institutions Law.

The National Executive Branch through Decree No. 1127/98 dated September 24, 1998, established the maximum amount for this insurance system to demand deposits and time deposits denominated either in Pesos and/or in foreign currency. Such limit was set at $1,000 as from March 1, 2019, and increased to 1,500 as of May 1, 2020. As of January 1, 2023, with the appearance of Communication “A” 7661, the limit is established at $6,000. As of April 1, 2024, with the appearance of Communication “A” 1985, the limit is established at $25,000.

This regime does not include deposits made by other financial institutions (including time deposit certificates acquired through a secondary transaction), deposits made by persons directly or indirectly related to the entity, deposits of securities, acceptances or guarantees, and those set up after July 1, 1995 at an interest rate higher than that periodically set forth by the Argentine Central Bank on the basis of the daily survey carried out by that agency (*). Excluded from the regime are also the deposits whose ownership was acquired through endorsement and placements offering incentives additional to the interest rate. The system has been implemented through the creation of the so-called “Deposit Guarantee Fund" (F,G,D,), which is managed by the company Seguros de Depósitos S.A. (SEDESA) and whose shareholders are the Central Bank and the financial institutions in the proportion determined for each of them by that agency on the basis of contributions made to such fund.

(*) Effective as of April 17, 2020, by provision of “A” 6460, these exclusions are the following: Demand deposits in which interest rates higher than the reference rates are agreed and deposits and term investments that exceed 1.3 times that rate or the reference rate plus five percentage points - whichever is the greater -, except for fixed-term deposits in pesos arranged at the minimum annual nominal rate disseminated by the BCRA as established. provided for in point 1.11.1. of the regulations on “Term deposits and investments”. The reference rates are periodically published by the BCRA according to the moving average of the last five banking business days of the passive rates that for fixed-term deposits of up to 100 (or its equivalent in other currencies), arise from the survey carried out said Institution. Effective as of April 1, 2024, the reference rates will be calculated according to the moving average of the last five banking business days of the passive rates for fixed-term deposits in pesos up to 50,000 and in foreign currency up to USD 100, arise from the survey carried out by the BCRA.

11.2. Restricted Assets

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

The Group has assets whose availability is restricted, according to the following detail:

Detail	09/30/2024	12/31/2023
Special guarantee accounts in the Central Bank of Argentina	39,698,047	43,870,102
Guarantee deposits for term operations	46,889,144	22,564,840
Guarantee deposits for credit cards transactions	7,037,259	5,394,953
Other guarantee deposits	9,591,088	19,707,833
	103,215,538	91,537,728

As of September 30, 2024 and December 31, 2023, within restricted availability assets there are $87,579,725 and $1,960,766 respectively, of forward purchases for repos and surety operations.

11.3. Compliance of provisions issued by the National Securities Commission

Pursuant to General Ruling N° 629 issued by the National Securities Commission, supporting documentation of our accounting and administration operations for the financial years 2019 to 2023 and until September 30, 2024, the accounting books since 2019 up to date and all corporate books are safeguarded in the registered headquarters.

Any other documentation or book, older than the date specified above for each case, is safeguarded by the firm AdeA S.A., whose warehouse is located on Ruta Provincial N°36, Km 31,500, Bosques, Partido de Florencio Varela, Buenos Aires Province.

11.4 Financial Trusts

The detail of the financial trusts in which The Entity acts as Trustee or as Settler is summarized below:

As Trustee:

Banco Supervielle S.A.

Below is a detail of financial trusts:

Below is a detail of the Guarantee Management trust where Banco Supervielle acts as a trustee as of September 30, 2024:

Financial trust	Indenture executed on	Due of principal obligation	Original principal amount	Principal balance	Beneficiaries	Settlers
Fideicomiso de Administración Interconexión 500 KV ET Nueva San Juan - ET Rodeo Iglesia	09/12/2018	The Term of this Trust Fund Contract will be in force over 24 months as from 09/12/2018, or until the expiration of liabilities through Disbursements (Termination Date”), 30 days (thirty days) after the maturity of this Trust Agreement without the parties’ having agreed upon an Extension Commission, the Trustor of the trust account shall receive USD 6.000 (six thousand US Dollars) at the exchange at Banco Supervielle as a penalty. Actually Interconexión Eléctrica Rodeos S.A. is negotiating the proposal for the Extension and Extension Commission of the Trust contract.	-	-

Those initially mentioned (DISERVEL S.R.L., INGENIAS S.R.L, GEOTECNIA (INV. CALVENTE), NEWEN INGENIERIA S.A., INGICIAP S.A., MERCADOS ENERGETICOS, DISERVEL S.R.L.) and providers of works, goods and services included in the Project to be assigned by the Trustee with prior consent of the Trustor

Interconexión Electrica Rodeo S.A.

Micro Lending S.A.U. (Financial Trust Micro Lending)

The following are financial trusts where Micro Lending S.A.U acts as settler:

Financial Trust	Set-up on	Securitized Amount	Issued Securities
			Type	Amount	Type	Amount	Type	Amount
III	06/08/2011	$ 39,779	VDF TV A	VN$ 31,823	VDF B	VN $ 6,364	CP	VN $ 1,592

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Financial Trust	Set-up on	Securitized Amount	Issued Securities
			Type	Amount	Type	Amount	Type	Amount
			Mat: 03/12/13		Mat: 11/12/13		Mat: 10/12/16
IV	09/01/2011	$ 40,652	VDF TV A	VN$ 32,522	VDF B	VN $ 6,504	CP	VN $ 1,626
			Mat: 06/20/13		Mat: 10/20/13		Mat: 06/29/17

11.5. Issuance of negotiable debt securities

Negotiable non-subordinated bonds

Global Program for the issuance of simple, non-convertible Negotiable Bonds in an amount up to US$ 300,000 (or its equivalent in other currencies or units of value)

As of 22 September 2016, The Ordinary and Extraordinary General Assembly N° 117 resolved to approve the creation of a Global Program for the Issuance of Negotiable Bonds up to a maximum amount in circulation at any time during the duration of the program of U$S 800,000. The program was authorized by the National Securities Commission through Resolution No 18.376 dated November 24, 2016.On March 6, 2018, the expansion of the Global Marketable Bonds Program for U$S 2,300,000 was approved by the assembly. On 16 April 2018, the CNV approved the increase in the program by resolution Nr 19.470. On April 26, 2021, the Ordinary and Extraordinary Shareholders' Meeting resolved to reduce the amount of the Program to US$300,000 (or its equivalent in other currencies or units of value) and to extend the term of the Program for an additional period of five years. On July 20, 2021 the CNV approved the reduction of the amount and extension of the Program by Resolution DI-2021-39-APN-GE#CNV.

Registration CNV frequent issuer scheme

On August 6, 2018, the Board of Directors of Banco Supervielle S.A. resolved to request the National Securities Commission (the “CNV”) to register the Bank as a frequent issuer of negotiable obligations. This request was authorized by the CNV through Resolution No. 19,958 dated December 27, 2018. The Bank is registered with the CNV as a frequent issuer of Negotiable Obligations under No. 03. At the board meeting of the society March 7, 2019, it was resolved to approve the ratification of the Bank in the Frequent Issuer Regime and at the Board of Directors meeting of On December 2, 2019, it was resolved to allocate the maximum amount of US$300,000 corresponding to the Global Program for the Issuance of Negotiable Obligations for up to US$2,300,000, with the bank in the process of reducing the maximum amount of said Program. The CNV approved said ratification through Resolution DI-2020-11-APN-GE #CNV dated February 11, 2020. Currently, the Bank's status as a frequent issuer is not in force.

On July 29, 2024, the Board of Directors of Banco Supervielle S.A. approved the issuance of Class H Non-Subordinated Negotiable Obligations for an amount that will not exceed in its aggregate V/N U$D 300 million dollars within the Global Negotiable Obligations Program . The bidding period ended on July 31, 2024, with the Notes being issued on August 2, 2024.

The principal of the Marketable Bonds shall be paid in full in a single payment, to be made on the due date.

The emissions as at 30 September 2024 and 31 December 2023 are detailed below:

Date of issue	Currency	Class N°	Amount	Amortization	Period	Expiration date	Rate	Books value
								09/30/2024	12/31/2023
08/02/2024	$	H	20,877,777	At expiration date	12 months	08/02/2025	Badlar Variable Tax of private banks + 5.25%	22,359,025	-
							Total	22,359,025	-

As of December 31,2023, Banco Supervielle S.A did not have any current issues.

As of September 30,2024, and December 31,2023, the Group has no current emissions.

11.6. Restrictions imposed on the distributions of dividends

Pursuant to regulations set by the Argentine Central Bank, 20% of the profits for the year, net of possible prior year adjustments, where applicable, are to be allocated to the Legal Reserve.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Pursuant to the amended text on distributions of dividends, financial entities shall comply with a series of requirements, as follows: i) They shall not be subject to the provisions of Sections 34 and 35 bis of the Financial Institutions Law; ii) No liquidity assistance loans shall have been granted to them; iii) they shall be in compliance with information regimes; iv) they shall not record shortfalls in the compiled minimum capital (without computing for such purposes the effects of the individual exemptions granted by the Superintendence of Financial and Foreign Exchange Institutions) or minimum cash, v) they shall have complied with additional capital margin when applicable.

The entities not facing any of these situations may distribute dividends in accordance with provisions set forth in said amended text, provided the entity´s liquidity or solvency is not jeopardized.

It should be noted that through Communication “A” 6464 the B.C.R.A. established that until March 31, 2020, financial entities that, to determine the distributable result, have not increased the capital conservation margins by 1 additional percentage point must have prior authorization from the SEFyC for the distribution of results. established in the standards.

On August 30, 2019, and with the objective of stabilizing the exchange market, the B.C.R.A. established through Communication “A” 6768 that financial entities, in order to proceed with the distribution of their results, must have prior authorization from the Superintendency of Financial and Exchange Entities. In said authorization process, the Comptroller Entity will take into consideration, among other elements, the potential effects of the application of international accounting standards according to Communication "A" 6430 (Point 5.5 of IFRS 9 - Impairment of value of financial assets) as well as the effects of the restatement of financial statements provided for by Communication "A" 6651.

On March 9, 2023, through communication "A" 7719, the BCRA established that from April 1, 2023, and until December 31, 2023, financial entities may distribute results in 6 equal, monthly and consecutive installments. for up to 40% of the amount that would have corresponded if the profit distribution rules were applied.

On March 21, 2024, through communication “A” 7984, the BCRA established that until December 31, 2024, financial entities may distribute results in 6 equal, monthly and consecutive installments for up to 60% of the amount that would have been corresponding, to apply the rules of distribution of results.

As indicated in Note 13, as a result of the treasury share purchase program, as of September 30, 2024, 18,991 treasury shares were held in the portfolio. In accordance with the provisions of Title IV, Chapter III, article 3, subsection 11, item c of the C.N.V. Regulations (N.T. 2013 and mod.), while said shares are held in the portfolio, there is a restriction on the distribution of the results unassigned and free reserves for the amount of said cost.

11.7. Accounts unedifying minimum cash integration compliance

As of September 30, 2024, and December 31, 2023, the minimum cash reserve was made up as follows:

Item (1)	09/30/2024	12/31/2023
Current accounts in the BCRA (2)	120,170,301	12,010,000
Sight accounts in the BCRA (2)	347,966,424	97,142,376
Special guarantee accounts at the BCRA (2)	39,698,595	21,763,020
Total	507,835,320	130,915,396

      (1) Historical values without inflation adjustment

      (2) They correspond to balances according to bank statements.

It is worth mentioning that on those dates, the Group was in compliance with minimum cash integration requirements.

12.	FINANCIAL RISK FACTORS

There have been no significant changes in the risk management policies to which the Group is exposed, with respect to what is reported in the financial statements as of December 31, 2023, and in Note 1.2.

13.	REPURCHASE OF TREASURY SHARES

On July 20, 2022, the Company's Board of Directors approve a repurchase of treasury shares with a maximum amount to be invested of 2,000,000 or the lesser amount resulting from the acquisition until reaching 10% of the capital stock. The price to be paid for the shares will be up to a maximum of US$2.20 per ADR on the New York Stock Exchange and up to a maximum of $138 per Class B share on Bolsas y Mercados Argentinos S.A. The Company will acquire shares for a term of 250 calendar days from the entry into force of the program, subject to any renewal or extension of the term

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

that is approved by the Board of Directors. The approved share program does not imply an obligation on the behalf of Grupo Supervielle with respect to the acquisition of a certain number of shares.

On September 13, 2022, the Board of Directors of Grupo Supervielle S.A. approved to modify point 5 of the terms and conditions of the own shares acquisition plan approved on July 20, 2022, as follows: “5. The price to be paid for the shares will be up to a maximum of US$2.70 per ADR on the New York Stock Exchange and up to a maximum of $155 per Class B share on Bolsas y Mercados Argentinos S.A." The remaining terms and conditions will remain in force as they were approved.

Subsequently, on December 27, 2022, Supervielle approved to modify point 5 of the terms and conditions of the own shares acquisition program approved on July 20, 2022, as follows: “5. The price to be paid for the shares will be up to a maximum of US$2.70 per ADR on the New York Stock Exchange and up to a maximum of $200 per Class B share on Bolsas y Mercados Argentinos S.A.” The remaining terms and conditions remain in force as approved.

In the statement of Changes in Shareholders´ Equity, the nominal value of the repurchased shares is disclosed as "Own shares in portfolio" and its restatement as " Inflation adjustment of treasury shares ". The consideration paid, including directly attributable incremental cost, is deducted from equity until the shares are canceled or reissued, and is disclosed as “Cost of own shares in portfolio”.

On April 19, 2024, the Board of Directors of Grupo Supervielle approved a program to repurchase the Group's shares in accordance with article 64 of Law 26,831 and CNV regulations. The Group decided to establish the Program as a result of the current national macroeconomic context and considering that the actions of the Supervielle Group do not reflect the real value of the company's assets or their potential value.

The terms and conditions for the acquisition of treasury shares under the Program are the following: (i) maximum investment amount: up to $4,000,000,000; (ii) maximum number of shares to be acquired: up to 10% of the share capital of Grupo Supervielle, as established by applicable Argentine laws and regulations; (iii) price to pay: up to $1,600.00 per Class B share and U.S.$8.00 per ADR on the New York Stock Exchange, and (iv) term for acquisition: 120 days from the day following the date of publication of the information in the Daily Bulletin of the Buenos Aires Stock Exchange, subject to any renewal or extension of the term, which will be informed to the public by the same means.

Subsequently, on May 7, 2024, Grupo Supervielle approved to modify the terms and conditions of the treasury share acquisition program as follows: “The price to be paid for the shares will be up to a maximum of $2,400.00 per Class B share and U.S.$10.00 per ADR on the New York Stock Exchange. The remaining terms and conditions remain in force as approved from time to time.

The terms and conditions for the acquisition of treasury shares under the Program are the following: (i) maximum investment amount: up to $4,000,000,000; (ii) maximum number of shares to be acquired: up to 10% of the share capital of Grupo Supervielle, as established by applicable Argentine laws and regulations; (iii) price to pay: up to $2,400.00 per Class B share and U.S.$10.00 per ADR on the New York Stock Exchange, and (iv) term for acquisition: 120 days from the day following the date of publication of the information in the Daily Bulletin of the Buenos Aires Stock Exchange, subject to any renewal or extension of the term, which will be informed to the public by the same means.

Subsequently, on June 4, 2024, Grupo Supervielle approved the following changes to the terms and conditions of the program for the acquisition of own shares: "The maximum amount to be invested will be $8,000,000,000 (eight billion pesos) or the lower amount resulting in the acquisition up to 10% of the share capital including for the purposes of calculating this percentage the shares that the Company already holds in its portfolio" and "The amount of acquisitions may not exceed 25% of the average daily transaction volume that the shares of the Company have experienced during the previous 90 business days in accordance with the provisions of Law No. 26.831. For the purposes of calculating the limit established by current regulations, Grupo Supervielle will take into account the average daily transaction volume that the shares experienced within the period indicated in the two markets in which they operate (Stock Exchanges and Markets Argentina and New York Stock Exchange)"

On July 8, 2024, Grupo Supervielle closed the Program for the Purchase of Own Shares. As of the date of issuance of these financial statements, Grupo Supervielle has acquired a total of 4,940,665 ByMA Class B Shares under the second program, achieving 99.78% execution of the program and 1.0818% of the share capital. Grupo Supervielle has acquired a total of 18,991,157 Class B Shares representing 4.1581% of the share capital.

In the statement of changes in shareholders’equity, "own shares in portfolio" is shown as the nominal value of the repurchased shares and their restatement as "full adjustment of own shares in portfolio". The consideration paid, including directly attributable incremental expenses are deducted from equity until the shares are cancelled or reissued, and is disclosed as "cost of own shares in the portfolio".

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

14.	ECONOMIC CONTEXT IN WHICH THE COMPANY OPERATES

The Group operates in a complex economic context, whose main variables have been highly volatile, both nationally and internationally.

Between 1 January and 30 September 2024, cumulative inflation reached 101.58% (CPI) and the peso depreciated against the US dollar from $808/US$ at the beginning of the year to $911/US$ on 30 September 2024.

Internationally, following the 50bps cut in interest rates by the US Federal Reserve, investors were optimistic about continuing on the lower rate path, despite the fact that the latest FED projections suggested a 4.4% rate for the 2024 close. However, recent economic data such as the creation of 254,000 new jobs in September and a slight increase in inflation above expectations adjusted the expected rates for the current year to 4.5% (vs. 3.8% one month ago). Against this background, US bond yields rose to 4.21% for the 10-year case, while shares rose by an average of 5%. Regarding the future scenario, the upcoming presidential elections will influence both the real economy and the return of assets given the disparity of the fiscal proposals that maintain both candidates: Donald Trump and Kamala Harris. For its part, the European Central Bank has gone ahead of the US institution and announced another rate cut during the last month, thus accumulating a fall of 85 bps since the June meeting.

At the local level, during the first half of 2024, the Gross Domestic Product fell by 3.4% compared to the first half of 2023. The decline was explained by investment (-24.6%), private consumption (-8.2%) and public consumption (-5.2%). Exports, by contrast, grew by 29 per cent. In seasonally adjusted terms, the Gross Domestic Product has been contracting for three consecutive quarters, with declines of 2.3% in the fourth quarter of 2023, from 2.2% in the first quarter of 2024 and 1.7% in the second quarter of 2024. According to the data of the Monthly Economic Activity Estimator, July and August showed monthly increases of 2.1% and 0.2%, respectively.

After having closed 2023 with an inflation of 25.5% in December, monthly inflation slowed down during the first months of 2024: it was 20.6% in January, 13.2% in February, 11.0% in March, 8.8% in April and 4.2% in May. Between June and August, inflation remained above 4 per cent, a level that was reached in September (3.5 per cent). In year-to-year terms, inflation slowed down to 209%, peaking at 289.4% in April 2024. In the first nine months of the year, cumulative inflation is 101.6 per cent.

After the exchange rate jump in December 2023 and to date, the exchange rate has held a crawl of around 2% monthly. The exchange rate has increased from $810.65/US$ since early January to $970.91/US$ at the end of the period, according to the BCRA’s Communication "A" 3500.

In 2024, international reserves increased by US$ 5,442 million, a result that was explained by the purchases of foreign currency from the private sector. To date, these purchases from the private sector have totaled US$ 15.871 million.

In parallel, foreign currency deposits of the private sector increased by US$ 12.78 billion between 15 August and 30 September, as part of the money laundering carried out by the Government. As of 1 October, the date on which the withdrawal of outsourced cash was authorized, foreign currency balances decreased by US$ 585 million. The latest available figure for deposits in dollars is US$ 30.803 million.

The Central Bank has implemented five interest rate cuts throughout this year. The reference interest rate was reduced from 100% in early 2024 to 40% by mid-May. The reference rate remains at this level as of the writing of this report. As of 22 July, the Central Bank ceased to carry out overnight credit operations, defining the Liquidity Tax Bills (LEFI) as the new liquidity-regulating instruments within a new monetary framework. The reference rate has become that of LEFI, securities issued by the Treasury at a rate defined by the Central Bank.

During the first nine months of 2024, the non-financial public sector presented a primary surplus of $9,578,390 million (equivalent to 1.7% of GDP). This result, net of interest payments, resulted in a positive financial result of $2,441,531 million (0.4% of GDP). This was explained by a year-on-year decrease in real expenditure of 29.5%, which outpaced the real decline in revenue (-6.3% year-on-year).

In May 2024, the International Monetary Fund reported that its technical team had completed the eighth revision of the Extended Facilities Agreement. This revision was approved in June by the Board of the International Monetary Fund, thus enabling the disbursement of about US$ 800 million. In addition, it was reported that all performance criteria for the first quarter had been met with margins, implying a better result than expected so far. Revisions for the second and third quarters are still pending.

The financial sector has a significant exposure to the Argentine public sector, through rights, public securities, loans and other assets. The Group's exposure to the Argentine public sector is as follows:

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

09/30/2024
BCRA+ repo transactions	407,785
Treasury Bills	989,737,094
Total debt instruments	990,144,879
Loans to the Public Sector	3,007,441
Total exposure to the public sector	993,152,320
Percentage of total assets	30%
Percentage of shareholder´s equity	135%

In accordance with the provisions of Note 1.1, non-financial public sector instruments are not covered by the impairment provisions of IFRS 9 “Financial Instruments”.

The context of volatility and uncertainty continues as of the date of issuance of these financial statements.

The Group's Management permanently monitors the evolution of the variables that affect its business, to define its course of action and identify the potential impacts on its equity and financial situation. The Group's financial statements must be read considering these circumstances.

15.	TURNOVER TAX

Commencing January 2020, January 2023 and January 2024, the tax authorities of the City of Buenos Aires and the Province of Mendoza, respectively, began to impose a Turnover Tax on the revenues derived from securities and instruments (Leliqs/Notaliqs or Repos) issued by the Central Bank of Argentina (BCRA).

The BCRA initiated declaratory actions of certainty against both tax authorities regarding the unconstitutionality of the measures implemented, as they directly and significantly affect the purposes and functions assigned to the BCRA, substantially altering the execution of national monetary and financial policy. The BCRA also cited that the imposition of this Turnover Tax is in clear contradiction to the provisions of the National Constitution and its Organic Charter. The BCRA has the authority to issue instruments to regulate monetary policy and achieve financial and exchange stability.

Through the enacted laws, provincial governments exceed their powers by imposing taxes on these monetary policy instruments, the regulation, implementation, and/or use of which falls within the jurisdiction of the BCRA. This directly impacts the immunity principle of the national government's policy as these revenues cannot be subject to taxation at the local level due to their immunity or non-taxable status. Both municipalities and provinces lack tax authority over financial instruments issued by the National Government.

In line with the submissions made by the BCRA, the Argentine Banking Association (ABA), the Argentine Bankers' Association (ADEBA), and the majority of financial institutions operating in these provinces have also filed constitutional actions against these regulations. These actions are still pending resolution by the Supreme Court of Justice.

Based on the above, the Entity considers that the foundations that support the non-taxability of this type of instruments are solid and supported by its own expert opinions and that of third-party specialists, we estimate the probabilities of a ruling favorable to our position as majority, for which , has stopped paying the tax on the results generated by the operations of Leliqs in Mendoza since January 2023 and by the operations of Leliqs and Passes in CABA since April 2023 and by the operations of Passes in PBA since January 2024.

On 30 September 2023, the Act (CABA) No. 6655 was published, which establishes the reduction of the IIBB rate to 0% or 2.85% for transactions involving passes and securities from the BCRA, as regulated and subject to the effective transfer of co-participation funds or as agreed with the National Government.

As of September 30, 2024, the Bank has a notice of hearing from AGIP (Government Revenue Agency) for the period June to July 2023, from ATM (Mendoza Tax Administration) for the period May 2023 to January 2024 and has been initiated ex officio by ATM for the period January to April 2023 and by AGIP for the period April 2023, As a result, a contingency provision of $38,124,210 has been made.

Pursuant to the publication of the General Resolution (ATM Mendoza) No. 70/2024 and as set forth in art. 17 of the same, we have requested the raid to the determined amounts, the reduction of the fine to the legal minimum and advancing with the payment of $5,592. At the date of these financial statements, we are awaiting the issuance of the formal resolution by the tax office that will complete the determination.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

16.	SUBSEQUENT EVENTS

No events or transactions occurred between the period closing date and the issue date of the consolidated condensed interim financial statements that could significantly affect the balance sheet and financial position or the results of the Group as at Closing of the current period.

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE A - DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS, OTHER DEBT SECURITIES, EQUITY INSTRUMENTS

As of September 30, 2024, and December 31, 2023:

Items	HOLDING			POSITION
	Level of fair value	Book value 09/30/2024	Book value 12/31/2023	Level of fair value	Options	Final position
Debt securities at fair value through profit or loss
Argentine
Government Securities
Letras tesoro Cap $ Vto.28/02/25	1	32,803,074	-	32,803,074	-	32,803,074
Letras tesoro Cap $ Vto.13/12/24	1	31,152,527	-	31,152,527	-	74,573,327
Letras tesoro Cap $ Vto.16/04/25	1	22,472,843	-	22,472,843	-	22,472,843
Letras tesoro Cap $ Vto.29/08/25	1	16,064,069	-	16,064,069	-	16,064,069
Bono Rep Arg $ Aj CER Vto.30/06/26	1	11,029,546	-	11,029,546	-	11,029,546
Letras tesoro Cap $ Vto.18/06/25	1	12,115,255	-	12,115,255	-	12,115,255
Letras tesoro Cap $ Vto.14/03/25	1	9,568,968	-	9,568,968	-	9,568,968
Letras tesoro Cap $ Vto.14/07/25	1	9,039,893	-	9,039,893	-	9,039,893
Bono Tesoro BONCER 2% $ Vto.11/09/26	1	8,306,466	679,366	8,306,466	-	8,306,466
Letras tesoro Cap $ Vto.28/04/25	1	7,794,694	-	7,794,694	-	7,794,694
Others	1	34,910,733	56,544,691	84,224,701	-	84,224,701
Bono Del Tesoro Boncer 2% $ 2026	1	3,229,708	-	3,229,708	-	3,229,708
Bontes $ A Desc Aj Cer V15/12/26	1	2,113,077	-	2,113,077	-	2,113,077
Bono Rep Arg $ Aj CER 4% Vto 14/10/2024	1	2,900,013	258	2,900,013	-	2,900,013
Bonos De La República Argentina En Dólares Al 1% 2029	1	16,086	-	16,086	-	16,086
Bonos Globales De La Rep. Arg. L.E. 2035	1	75,372	-	75,372	-	75,372
Bonos Globales De La Rep. Arg. L.E. 2030	1	161,137	-	161,137	-	161,137
Global Rep. Argentina Usd 1% 2029	1	3,800	-	3,800	-	3,800
Global Rep. Argentina Usd Step Up 2041	1	22,099	-	22,099	-	22,099
Bono Rep. Argentina Usd Step Up 2030	1	434	381,492	434	-	434
Bono Del Tesoro Boncer Vto 31/03/26	1	697,640	-	697,640	-	697,640
Letras tesoro Cap $ Vto. 30/06/ 2025	1	723	-	723	-	723
Letras tesoro Cap $ Vto. 31/1/2025	1	33,434	-	33,434	-	33,434
Letras tesoro Cap $ Vto. 14/10/2024	1	43,567	-	43,567	-	43,567
Bono Del Tesoro Boncer Vto. 30/06/25	1	6,362,660	-	6,362,660	-	6,362,660
Letras tesoro Cap $ Vto. 31/03/2025	1	4,729,635	-	4,729,635	-	4,729,635
Letras tesoro Cap $ Vto. 28/04/2025	1	1,001,290	-	1,001,290	-	1,001,290
Letras Del Tesoro Cap $ V30/09/25	1	447,087	-	447,087	-	447,087
Letras Del Tesoro Cap $ V 12/09/25	1	1,413,546	-	1,413,546	-	1,413,546
Letras Del Tesoro Cap $ V31/07/25	1	1,017,122	-	1,017,122	-	1,017,122

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

Items	HOLDING			POSITION
	Level of fair value	Book value 09/30/2024	Book value 12/31/2023	Level of fair value	Options	Final position
BCRA Notes
Bopreal S.1 B Vto.31/10/27 U$S	1	495,765	-	495,765	-	495,765
Bopreal S.1 A Vto.31/10/27 U$S	1	313,802	-	313,802	-	313,802
Bopreal S.1 C Vto.31/10/27 U$S	1	144,548	-	144,548	-	144,548
Bopreal S.1 D Vto.31/10/27 U$S	1	143,566	-	143,566	-	143,566
Bopreal S. 2 Vto.30/06/25 U$S	1	31,316	-	31,316	-	31,316
Bopreal S.3 Vto. 31/05/26 U$S	1	52,375	-	52,375	-	52,375

Corporate Securities
On Petroquimica U$S Cl.Q Vto.16/07/27	2	1,262,449	-	1,262,449	-	1,262,449
On Bco de Serv y Trans $ 18 Vto 17/06/25	2	1,021,854	-	1,021,854	-	1,021,854
Pagaré U$S Vto 08/11/24	2	967,883	-	967,883	-	967,883
On Genneia Cl. 35 U$S Vto.23/12/24	1	953,763	-	953,763	-	953,763
On Pan American Energy U$S 7 Vto.19/11/25	1	849,462	-	849,462	-	849,462
On YPF Energ Elec U$S Vto. 10/02/25	1	686,999	-	686,999	-	686,999
On Petro Acon $ Cl.14 Vto.04/09/25	2	628,836	-	628,836	-	628,836
On Telecom U$S CL.16 Vto.21/07/25	1	589,445	-	589,445	-	589,445
ON Cia Gen.Comb U$S V28/02/26	2	484,931	-	484,931	-	484,931
ON Ypf S.A. 23 U$S Vto.25/04/25	1	483,310	-	483,310	-	483,310
ON YPF Ener.Elec. C.12 V.29/08/26 U$S Cg	1	592	159	592	-	592
ON BCO SUPV H	1	1,597,947	-	1,597,947	-	1,597,947
ON Capex 9.250% V25/08/28 U$S	1	260,545	424,982	260,545	-	260,545
ON Capex Cl.8 U$S V.29/06/26 C.G.	1	11,656	-	11,656	-	11,656
ON Edenor Cl.5 V.05/08/28 U$S Cg	1	74,392	-	74,392	-	74,392
ON Edemsa Cl.1 Uva Vt.06/05/26	1	266,898	-	266,898	-	266,898
ON Cresud Cl 43 Badlar Vto 17/01/2025	1	323,763	-	323,763	-	323,763
ON Albanesi Cl 14 Badlar Vt 14/02/2025	1	633,720	-	633,720	-	633,720
ON Gemsa Cl 30 Uva Vt 08/03/2027	1	666,293	-	666,293	-	666,293
Others	1	9,852,927	9,564,109	9,852,927	-	9,852,927

Total Debt securities at fair value through profit or loss		242,325,535	67,595,057	291,639,503	-	335,060,303

OTHER DEBT SECURITIES
Measured at fair value with changes in OCI
Argentine
Bono Tesoro $ aj CER Vto.14/10/24	1	488,959	-	488,959	-	488,959
TD P Muni Cba Gar 2024 S.1 $ Vto 09/09/26	2	223,407	-	223,407	-	223,407

Corporate Securities
On Pan American Ener U$S 35 Vto.27/09/29	1	8,872,728	-	8,872,728	-	8,872,728

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

Items	HOLDING			POSITION
	Level of fair value	Book value 09/30/2024	Book value 12/31/2023	Level of fair value	Options	Final position
On Edemsa CL.1 UVA Vto.06/05/26	1	3,975,491	-	3,975,491	-	3,975,491
VDFF Mercado Cred Cons 31 Vto 15/12/24 $	2	3,067,888	-	3,067,888	-	3,067,888
VDFF Mercado Cred Cons 32 Vto 15/01/25 $	1	3,013,148	-	3,013,148	-	3,013,148
VDFF Mercado Crédito 26 Vto 15/08/25 $	2	2,822,677	3,175,293	2,822,677	-	2,822,677
On Spi Energy SA CL.1 US$ V.27/06/2026	2	3,526,029	6,136,930	3,526,029	-	3,526,029
On Tarj Naranja CL.61 Vto.05/02/25 $	1	2,088,441	-	2,088,441	-	2,088,441
On Cresud CL.45 Vto.22/08/26 U$S	1	1,976,562	-	1,976,562	-	1,976,562
On Petro.Acon.CL.10 Vto.28/02/27 U$S	1	1,941,452	-	1,941,452	-	1,941,452
On Edenor CL.4 Vto.07/03/25 $	2	1,522,561	-	1,522,561	-	1,522,561
ON PYME ALZ SEMILLAS 7 V29/09/25 SAN	1	233,550	341,988	233,550	-	233,550
Others	1	21,070,580	72,915,197	21,070,580	-	21,070,580

Measured at amortized cost
Argentine
Corporate Securities
Bontes $ a Desc Aj CER Vto.15/12/26	-	207,222,940	-	207,222,940	-	207,222,940
Letras tesoro Cap $ Vto.13/12/24	-	71,031,200	-	71,031,200	-	71,031,200
Bono Tesoro BONCER 2% $ Vto.11/09/2026	-	59,533,077	-	59,533,077	-	59,533,077
Bonte $ Vto.23/08/25	-	50,867,350	32,232,873	50,867,350	-	50,867,350
Bono Tesoro Nac Aj CER Vto.30/06/25 $	-	50,999,576	-	50,999,576	-	50,999,576
Letras tesoro Cap $ Vto.17/01/25	-	33,456,962	-	33,456,962	-	33,456,962
Bontes $ a Desc Aj CER Vto.15/12/25	-	33,213,964	-	33,213,964	-	33,213,964
Bono Tesoro $ aj CER Vto.14/02/25	-	27,308,312	153,600,997	27,308,312	-	27,308,312
Letras tesoro Cap $ Vto.29/11/24	-	21,195,024	-	21,195,024	-	21,195,024
Bono Tesoro Nac Vto.30/06/25 U$S	-	19,864,896	-	19,864,896	-	19,864,896
Letras del Tesoro Nacional capitalizable en pesos Vto. 16/04/2025	-	689,650	-	689,650	-	689,650
Bono Del Tesoro Nacional $ Cero Cupón Con Aj Cer Vto 31/03/2027	-	1,026,191	-	1,026,191	-	1,026,191
Letra Del Tesoro Nacional Capitalizable En Pesos Con Vto 31/07/ 2025	-	300,390	-	300,390	-	300,390
Letras del Tesoro Nacional capitalizable en pesos Vto. 31/03/2025	-	662,376	-	662,376	-	662,376
Letras del Tesoro Nacional capitalizable en pesos Vto. 12/09/2025	-	409,407	-	409,407	-	409,407
Others	-	134,229,360	111,484,096	134,229,360	-	134,229,360

BCRA Notes
Letra BCRA Lediv Vto 16/11/24	-	407,785	12,223,112	407,785	-	407,785
Letra de liquidez del BCRA Vto.11/01/24	-	-	131,529,076	-	-	-
Letra BCRA Lediv Vto 15/11/24	-	-	8,800,641	-	-	-
Letra BCRA Lediv Vto 14/11/24	-	-	814,873	-	-	-

Corporate Securities
Pagaré U$S Vto 13/05/25	-	471,079	-	471,079	-	471,079

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

Items	HOLDING			POSITION
	Level of fair value	Book value 09/30/2024	Book value 12/31/2023	Level of fair value	Options	Final position
FF Moni Mobile XII	-	225,140	-	225,140	-	225,140
FF Red Surcos XXXIII	-	205,205	-	205,205	-	205,205
Pagaré U$S Vto 24/04/25	-	188,954	-	188,954	-	188,954
On Msu CL 6 U$S Vto.02/11/24	-	-	2,462,253	-	-	-
On Gn Medi/CT Roca 17 U$S Vto.07/11/24	-	-	825,055	-	-	-
Others	-	-	32	-	-	-
Total Other debt securities	768,332,311	536,542,416	768,332,311	-	768,332,311

EQUITY INSTRUMENTS
Measured at fair value through profit and loss
Argentine
Ternium Arg S.A.Ords."A"1 Voto Esc	-	105,370	2,244	105,370	-	105,370
Holcim Arg	-	9,575	14,550	9,575	-	9,575
Aluar SA	-	3,040	62	3,040	-	3,040
Cedear SPDR Dow Jones Ind	-	2,565	3,635	2,565	-	2,565
Cedear SPDR S&P	-	2,350	3,080	2,350	-	2,350
Cedear Financial Select Sector	-	2,184	2,883	2,184	-	2,184
Cedear Ishares MSCI Brasil	-	859	1,615	859	-	859
Pampa Energía S.A.	-	207,125	52,889	207,125	-	207,125
Grupo Galicia (acción)	-	194,425	-	194,425	-	194,425
Transportadora de Gas del Norte (acción)	-	49,688	-	49,688	-	49,688
Edenor SA	-	-	11,690	-	-	-
Loma Negra S.A.	-	-	4,862	-	-	-
Central Puerto (acción)	-	63,009	-	63,009	-	63,009
Others	-	-	1,455	-	-	-

Measured at fair value with changes in OCI
Argentine
Others	3	742,498	638,791	742,498	-	742,498

Total Equity Instruments		1,382,688	737,756	1,382,688	-	1,382,688
Total		1,012,040,534	604,875,229	1,061,354,502	-	1,104,775,302

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE B – CLASSIFICATION OF LOANS AND OTHER FINANCING CREDIT ACCORDING TO STATUS AND COLLATERAL RECEIVED

As of September 30, 2024, and December 31, 2023, balances of loans and other financing are the following:

	09/30/2024	12/31/2023
COMMERCIAL PORTFOLIO

Normal situation	869,925,388	703,603,973
-With "A" Preferred Collateral and Counter-guarantees	12,010,509	11,797,738
-With "B" Preferred Collateral and Counter-guarantees	33,436,103	53,602,174
- Without Preferred Collateral nor Counter-guarantees	824,478,776	638,204,061

Subject to special monitoring
- Under Observation	9,938,478	19,905,930
-With "A" Preferred Collateral and Counter-guarantees	-	87,603
-With "B" Preferred Collateral and Counter-guarantees	4,908,284	18,608,916
- Without Preferred Collateral nor Counter-guarantees	5,030,194	1,209,411

With problems	11	135
-With "A" Preferred Collateral and Counter-guarantees	-	-
-With "B" Preferred Collateral and Counter-guarantees	-	-
- Without Preferred Collateral nor Counter-guarantees	11	135

High risk of insolvency	388,415	290,172
-With "A" Preferred Collateral and Counter-guarantees	-	-
-With "B" Preferred Collateral and Counter-guarantees	-	-
- Without Preferred Collateral nor Counter-guarantees	388,415	290,172

Uncollectible	2	409,855
-With "A" Preferred Collateral and Counter-guarantees	-	2,939
-With "B" Preferred Collateral and Counter-guarantees	-	148,886
- Without Preferred Collateral nor Counter-guarantees	2	258,030

TOTAL COMMERCIAL PORTFOLIO	880,252,294	724,210,065

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE B – CLASSIFICATION OF LOANS AND OTHER FINANCING CREDIT ACCORDING TO STATUS AND COLLATERAL RECEIVED

	09/30/2024	12/31/2023
CONSUMER AND HOUSING PORTFOLIO

Normal situation	914,698,350	530,213,988
-With "A" Preferred Collateral and Counter-guarantees	21,650,246	15,938,255
-With "B" Preferred Collateral and Counter-guarantees	282,570,009	42,883,761
- Without Preferred Collateral nor Counter-guarantees	610,478,095	471,391,972

Low Risk	13,527,467	8,391,346
-With "A" Preferred Collateral and Counter-guarantees	104,638	89,234
-With "B" Preferred Collateral and Counter-guarantees	4,387,961	902,686
- Without Preferred Collateral nor Counter-guarantees	9,034,868	7,399,426

Medium Risk	7,820,706	6,709,361
-With "A" Preferred Collateral and Counter-guarantees	7,566	53,213
-With "B" Preferred Collateral and Counter-guarantees	1,758,919	299,055
- Without Preferred Collateral nor Counter-guarantees	6,054,221	6,357,093

High Risk	5,020,383	4,207,214
-With "A" Preferred Collateral and Counter-guarantees	6,532	13,441
-With "B" Preferred Collateral and Counter-guarantees	1,188,651	332,109
- Without Preferred Collateral nor Counter-guarantees	3,825,200	3,861,664

Uncollectible	2,046,082	3,257,289
-With "A" Preferred Collateral and Counter-guarantees	21,276	43,027
-With "B" Preferred Collateral and Counter-guarantees	461,234	158,066
- Without Preferred Collateral nor Counter-guarantees	1,563,572	3,056,196

TOTAL CONSUMER AND HOUSING PORTFOLIO	943,112,988	552,779,198
TOTAL GENERAL(1)	1,823,365,282	1,276,989,263

(1) Conciliation with Statement of Financial Position:
Loans and other financing	1,587,388,791	982,244,568
Other debt securities	768,332,311	536,542,416
Computable items out of balance	137,395,051	220,929,458
Plus allowances	43,024,597	39,024,011
Plus IFRS adjustments non computable for DCS	2,131,896	2,257,311
Less debt securities measured at amortized cost and fair value with changes in OCI	(714,907,364)	(504,008,501)
Total	1,823,365,282	1,276,989,263

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE C - CONCENTRATION OF LOANS AND OTHER FINANCING

As of September 30, 2024 and December 31, 2023 the concentration of leans and other financing are the following:

Number of Clients	Loans and other financing
	09/30/2024		12/31/2023
	Balance	% over total portfolio	Balance	% over total portfolio
10 largest customers	253,985,820	13.9%	139,266,906	10.9%
50 following largest customers	288,787,550	15.8%	249,006,533	19.5%
100 following largest customers	201,704,265	11.1%	186,485,424	14.6%
Rest of customers	1,078,887,647	59.2%	702,230,400	55.0%
TOTAL	1,823,365,282	100.0%	1,276,989,263	100.0%

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE D – BREAKDOWN OF TOTAL LOANS AND OTHER FINANCING

As of September 30, 2024, the breakdown of loans and other financing are the following:

Item	Past due portfolio	Remaining terms for maturity						Total
		1 month	3 months	6 months	12 months	24 months	Up to 24 months
Non-financial Public Sector	-	2,762,287	61,324	-	61,324	122,648	245,296	3,252,879
Financial Sector	-	7,070,026	415,980	590,983	1,244,898	2,038,227	4,480,711	15,840,825
Non-financial private sector and residents abroad	25,983,630	844,784,703	361,728,796	345,854,895	553,854,107	680,220,012	3,378,053,646	6,190,479,789
TOTAL	25,983,630	854,617,016	362,206,100	346,445,878	555,160,329	682,380,887	3,382,779,653	6,209,573,493

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE F - PROPERTY, PLANT AND EQUIPMENT

Movements in property, plant and equipment for the period ended September 30, 2024, and December 31, 2023, were as follows:

Item	At the beginning of the period	Useful life	Additions	Disposals	Depreciation				Net carrying
					Accumulated	Disposals	Of the period	At the end of the period	09/30/2024	12/31/2023
Cost model
Furniture and facilities	30,307,165	10	289,840	(353,455)	(25,803,244)	500,653	(888,294)	(26,190,885)	4,052,665	4,503,921
Machinery and equipment	106,289,498	10	3,027,150	(397,157)	(92,756,486)	413,968	(4,263,422)	(96,605,940)	12,313,551	13,533,012
Vehicles	4,608,975	5	136,105	(117,780)	(1,957,001)	33,281	(637,146)	(2,560,866)	2,066,434	2,651,974
Right of Use of Leased Properties	19,328,276	50	6,332,076	(6,707,864)	(11,077,440)	6,669,723	(6,291,841)	(10,699,558)	8,252,930	8,250,836
Construction in progress	11,402,499	-	2,914,187	(2,407,270)	-	-	-	-	11,909,416	11,402,499
Revaluation model
Land and Buildings	68,195,081	50	-	(20,030)	(5,425,376)	-	(924,896)	(6,350,272)	61,824,779	62,769,705
Total	240,131,494		12,699,358	(10,003,556)	(137,019,547)	7,617,625	(13,005,599)	(142,407,521)	100,419,775	103,111,947

SCHEDULE F – INVESTMENT PROPERTIES

Movements in investment properties for the period ended September 30, 2024, and December 31, 2023, were as follows:

Item	At the beginning of the period	Useful life	Additions	Disposals	Depreciation				Net carrying 09/30/2024	Net carrying 12/31/2023
					Accumulated	Disposals	Of the period	At the end of the period
Cost model
Rent building	2,363,682	5	543,004	(499,668)	(773,123)	227,258	(288,396)	(834,261)	1,572,757	1,590,559
Measurement at fair value
Rent building	90,324,432	50	-	(5,606,016)	-	-	-	-	84,718,416	90,324,432
Total	92,688,114		543,004	(6,105,684)	(773,123)	227,258	(288,396)	(834,261)	86,291,173	91,914,991

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE G - INTANGIBLE ASSETS

Movements in intangible assets for the period ended September 30, 2024, and December 31, 2023, were as follows:

Item	At the beginning of the period	Useful life	Additions	Disposals	Depreciation				Net carrying
					At the beginning of the period	Disposals	Of the period	At the end of the period	09/30/2024	12/31/2023
Measurement at cost
Goodwill	54,481,571		-	-	-	-	-	-	54,481,571	54,481,571
Brands	3,691,391		-	-	-	-	-	-	3,691,391	3,691,391
Other intangible assets	214,029,497		25,302,051	(205,751)	(135,865,094)	(15,880)	(18,428,739)	(154,309,713)	84,816,084	78,164,403
TOTAL	272,202,459		25,302,051	(205,751)	(135,865,094)	(15,880)	(18,428,739)	(154,309,713)	142,989,046	136,337,365

Depreciation for the period is included in the line "Depreciations and impairment of non-financial assets" in the statement of comprehensive income.

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE H – CONCENTRATION OF DEPOSITS

As of September 30, 2024 and December 31, 2023 the concentration of deposits are the following:

Number of customers	Deposits
	09/30/2024		12/31/2023
	Placement Balance	% over total portfolio	Placement Balance	% over total portfolio
10 largest customers	1,084,061,012	39.4%	1,334,577,132	42.7%
50 following largest customers	520,374,626	18.9%	699,707,435	22.4%
100 following largest customers	139,057,626	5.1%	133,944,718	4.3%
Rest of customers	1,008,034,430	36.6%	954,114,473	30.6%
TOTAL	2,751,527,694	100.0%	3,122,343,758	100.0%

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE I – BREAKDOWN OF FINANCIAL LIABILITIES FROM REMAINING TERMS

Item	Remaining terms for maturity
	1 month	3 months	6 months	12 months	24 months	Up to 24 months	Total
Deposits
Non-financial public sector	127,555,518	6,615,324	-	-	-	-	134,170,842
Financial sector	113,028	-	-	-	-	-	113,028
Non-financial private sector and residents abroad	2,289,901,932	179,052,325	171,291,129	1,127,247	-	-	2,641,372,633
Liabilities at fair value through profit and loss	942	-	-	-	-	-	942
Repo transactions	115,440,934	-	-	-	-	-	115,440,934
Other financial liabilities	132,863,709	1,105,233	1,436,189	1,955,063	2,147,329	406,140	139,913,663
Financing received from the Argentine Central Bank and other financial institutions	4,758,160	15,196,566	6,295,623	803,567	726,303	476,079	28,256,298
Unsubordinated debt securities	-	2,368,055	2,368,055	25,536,668	-	-	30,272,778
TOTAL	2,670,634,223	204,337,503	181,390,996	29,422,545	2,873,632	882,219	3,089,541,118

As of September 30, 2024:

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE L - ASSETS AND LIABILITIES IN FOREIGN CURRENCY

As of September 30, 2024 and December 31, 2023:

Items	As of September 30, 2024	As of September 30, 2024 (per currency)				As of December 31, 2023
		Dollar	Euro	Real	Others
ASSETS
Cash and Due from Banks	619,990,990	610,537,606	4,779,007	57,105	4,617,272	405,665,978
Debt securities at fair value through profit or loss	16,619,233	16,619,233	-	-	-	17,507,202
Derivatives	30,312	30,312	-	-	-	319,367
Other financial assets	6,901,296	6,901,101	-	-	195	16,413,047
Loans and other financing	183,135,524	182,881,318	254,206	-	-	86,488,823
Other Debt Securities	42,911,440	42,911,440	-	-	-	59,611,752
Financial assets pledged as collateral	4,365,208	4,365,208	-	-	-	14,048,033
Other non-financial assets	875,269	875,269	-	-	-	1,201,888
TOTAL ASSETS	874,829,272	865,121,487	5,033,213	57,105	4,617,467	601,256,090

LIABILITIES
Deposits	778,211,150	773,553,715	4,657,435	-	-	484,550,384
Non-financial public sector	8,613,363	8,611,789	1,574	-	-	14,366,254
Financial sector	6	6	-	-	-	3,818
Non-financial private sector and foreign residents	769,597,781	764,941,920	4,655,861	-	-	470,180,312
Other financial liabilities	30,682,966	28,715,711	1,889,636	142	77,477	35,217,684
Financing received from the Argentine Central Bank and other financial institutions	24,830,463	24,583,904	246,559	-	-	515,636
Other non-financial liabilities	2,569,021	2,568,803	206	-	12	2,818,071
TOTAL LIABILITIES	836,293,600	829,422,133	6,793,836	142	77,489	523,101,775

NET POSITION	38,535,672	35,699,354	(1,760,623)	56,963	4,539,978	78,154,315

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE R – ALLOWANCE FOR LOAN LOSSES

As of September 30, 2024:

Items	Balances at the beginning of the period	ECL of the following 12 months	ECL of remaining life of the financial asset			Balance at the end of the period
			FI significant credit risk increase	FI with credit impairment	FI with credit impairment either purchased or produced
Loans and other financing	35,084,907	11,041,682	6,103,100	3,074,357	(17,680,034)	37,624,012
Other financial entities	14,310	15,114	-	-	(7,211)	22,213
Non-financial private sector and residents abroad	35,070,597	11,026,568	6,103,100	3,074,357	(17,672,823)	37,601,799
Overdrafts	2,284,517	423,316	(60,503)	387,134	(1,151,217)	1,883,247
Unsecured Corporate Loans	1,494,064	351,004	224,142	(122,354)	(752,891)	1,193,965
Mortgage Loans	1,569,711	53,772	44,599	(539,978)	(791,011)	337,093
Automobile and other secured loans	354,516	1,013,697	746,670	1,173,123	(178,648)	3,109,358
Personal Loans	14,212,299	5,991,625	2,577,015	3,044,098	(7,161,881)	18,663,156
Credit cards	8,419,457	3,031,904	217,038	1,444,983	(4,242,744)	8,870,638
Receivables from financial leases	875,077	49,456	23,932	12,621	(440,970)	520,116
Others	5,860,956	111,794	2,330,207	(2,325,270)	(2,953,461)	3,024,226
Other debt securities	143,967	98,529	-	26	(72,549)	169,973
Other Commitments	829,833	(19,773)	(39,649)	121,890	(418,171)	474,130
Unused credit card balances	2,936,990	2,857,526	177,286	-	(1,480,012)	4,491,790
Agreed Revocable Overdraft	28,314	66,460	184,186	-	(14,268)	264,692
TOTAL PROVISIONS	39,024,011	14,044,424	6,424,923	3,196,273	(19,665,034)	43,024,597

GRUPO SUPERVIELLE S.A.

Brief description of the business and evolution of operations

The Company's objective is to position itself as a leader in the local financial business through an offer of innovative, inclusive and accessible financial services. Its strategy, carried out through its different companies (banking and non-banking), allows access to each segment of the population with the product offer, the service model and the price/risk ratio required.

The result for the period ended September 30, 2024, shows a profit of 89,983,445, which represents a positive return on average net worth of 16.4%. This result was mainly due to the results of our investments in companies.

The Annual Ordinary Shareholders' Meeting held on April 19, 2024 approved the allocation of profits for the year ended on December 31, 2023 as follows: (i) legal reserve for thousands of pesos $11,354,956, (ii) optional reserve for thousands of pesos $66,298,756 and (iii) reserve for future dividends for thousands of pesos $25,884,571, subsequently set aside for the payment of dividends.

Grupo Supervielle S.A. is the controlling company of the economic group as of September 30, 2024, and December 31, 2023, it had the following direct and indirect shareholdings in its controlled companies:

Company	Main Activity	Interest in capital stock
		09/30/2024	12/31/2023
Banco Supervielle S.A.	Commercial Bank	99.90%	99.90%
Supervielle Asset Management S.A.	Asset Management Company	100.00%	100.00%
Sofital S.A.U.F. e I.	Financial operations and administration of marketable securities	100.00%	100.00%
Espacio Cordial de Servicios S.A.	Trading of products and services	100.00%	100.00%
Supervielle Seguros S.A.	Insurance company	100.00%	100.00%
Micro Lending S.A.U.	Financing investments	100.00%	100.00%
Invertir Online S.A.U.	Settlement and Clearing Agent	100.00%	100.00%
Portal Integral de Inversiones S.A.U.	Representations	100.00%	100.00%
IOL Holding S.A.	Financial Company	100.00%	100.00%
Supervielle Productores Asesores de Seguros S.A.	Insurance Broker	100.00%	100.00%
Bolsillo Digital S.A.U	Computer Services	100.00%	100.00%
Supervielle Agente de Negociación S.A.U.	Settlement and Clearing Agent	100.00%	100.00%

grupo supervielle S.A.

Informative Review as of SEPTEMBER 30, 2024

(expressed in thousands of pesos in homogeneous currency)

Brief description of Related Companies

Grupo Supervielle provides a wide range of financial and non-financial services to its clients and has more than 130 years of experience operating in Argentina. Supervielle focuses on delivering quick solutions to its clients and effectively adapting to evolving changes within the industries in which the company operates. Grupo Supervielle operates multiple platforms and brands and has developed a diverse ecosystem to respond to the needs and digital transformation of its clients. Since May 2016, Grupo Supervielle shares have been listed on ByMA and NYSE.

The activities and results of Grupo Supervielle's subsidiaries are detailed below:

As of September 30, 2024, Banco Supervielle S.A. It has assets of 3,841,891,861 and a net worth attributable to the owners of the controlling company of 605,336,044. The net result attributable to the owners of the holding company as of September 30, 2024, was positive 72,788,688, which originated mainly from the financial margin and the services margin.

Supervielle Asset Management S.A. is a Common Investment Fund Management Company whose purpose is the promotion, management and administration of common investment funds in accordance with the provisions of Law 24,083, its Regulatory Decree and any other legal or regulatory norm that contemplates said activity. The net result as of September 30, 2024, showed a profit of 9,411,817.

Sofital S.A.U.F. e I. is a company whose main activity is to carry out financial operations and administration of securities. The net result as of September 30, 2024, showed a profit of 2,552,689.

Espacio Cordial de Servicios S.A., is a company whose purpose is the marketing of all types of goods and services linked to insurance activities, tourism, health plans and/or services and other goods and services. The net result as of September 30, 2024, showed a loss of 253,905.

Supervielle Seguros S.A., the insurance company of Grupo Supervielle S.A., has a net worth of 15,836,757 and assets of 32,193,527. As of September 30, 2024, it obtained a positive result of 1,225,449.

Micro Lending S.A.U., specializes in the marketing of collateral loans, particularly for used cars. As of September 30, 2024, it presented a profit of 2,641,765.

InvertirOnline S.A.U., is a specialized online trading platform, which occupies a leading position among the top five in the online Broker segment in Argentina, and a benchmark within the Fintech sector in the country. InvertirOnline S.A.U obtained a profit of 10,579,289 as of September 30, 2024, and Portal Integral de Inversiones S.A.U. obtained positive results of 87,408 as of December 31, 2023. On the other hand, Dólar IOL S.A.U. It was liquidated on September 30, 2023.

IOL Holding S.A. It is a company that brings together shareholdings in other companies dedicated to providing stock market services at a regional level. As of December 31, 2023, it obtained a negative result of 130,598.

Bolsillo Digital S.A.U. is a company that was dedicated to the commercialization of products and services linked to the management and processing of payments. As of September 30, 2024, it presented a negative result of 32,822.

Supervielle Agente de Negociación S.A.U. is a company whose main activity is to engage on its own account or on behalf of third parties or associated with third parties, in the country or abroad, to act as an agent in the categories in which it is duly registered by the National Securities Commission. As of September 30, 2024, it presented a positive result of 825,262.

Supervielle Productores Asesores de Seguros S.A. is a company whose purpose is to carry out intermediation activity, promoting the conclusion of life, property and pension insurance contracts. As of September 30, 2024, it presented a profit of 898,004.

grupo supervielle S.A.

Informative Review as of SEPTEMBER 30, 2024

(expressed in thousands of pesos in homogeneous currency)

Asset structure. Results. Structure of generation or use of funds. Main ratios.

The information regarding the condensed interim consolidated financial statements is presented in a comparative manner below.

The information as of September 30, 2024, 2023, 2022, 2021 and 2020 and December 31, 2020, 2021, 2022 and 2023 corresponds to the originally reported figures expressed in homogeneous currency:

Statement of Financial Position	09/30/2024	12/31/2023	12/31/2022	12/31/2021	12/31/2020
Total Assets	3,997,606,607	4,158,849,788	4,378,074,732	4,774,053,588	4,612,758,305
Total Liabilities	3,259,815,094	3,467,303,691	3,794,815,576	4,143,094,420	3,941,521,375
Changes in Shareholders’ Equity	737,791,513	691,546,097	583,259,156	630,959,168	671,236,930
Total Liabilities plus Changes in Shareholders’ Equity	3,997,606,607	4,158,849,788	4,378,074,732	4,774,053,588	4,612,758,305

Income Statement	09/30/2024	09/30/2023	09/30/2022	09/30/2021	09/30/2020
Net income from interest	609,270,509	489,800,930	413,165,526	392,917,086	515,480,714
Net income from commissions	123,610,989	125,454,599	114,852,638	126,220,990	135,089,892
Net income before income tax	141,624,508	93,289,956	(17,346,422)	(13,997,705)	62,674,739
Total comprehensive income attributable to owners of the parent company - Earnings	80,959,366	57,582,431	(27,792,134)	(16,674,647)	54,563,904

Consolidated Cash Flow Statement	09/30/2024	09/30/2023	09/30/2022	09/30/2021	09/30/2020
Total operating activities	599,970,524	211,160,095	(75,879,483)	(66,905,250)	62,671,087
Total investment activities	(26,757,212)	(31,457,630)	(35,155,269)	(26,020,387)	(30,138,710)
Total financing activities	2,251,399	(27,997,339)	(71,007,983)	(100,269,225)	(206,832,970)
Effect of changes in exchange rate	142,126,132	23,629,492	59,133,856	147,978,999	275,405,566
Income for exposure to changes in currency	(376,097,669)	(137,263,687)	(127,935,852)	(206,062,320)	(159,509,607)
Net increase in cash and cash equivalents	341,493,174	38,070,931	(250,844,731)	(251,278,183)	(58,404,634)

grupo supervielle S.A.

Informative Review as of SEPTEMBER 30, 2024

(expressed in thousands of pesos in homogeneous currency)

SHAREHOLDERS´ EQUITY STRUCTURE, RESULTS, FUND GENERATION OR UTILIZATION STRUCTURE, MAIN RATIOS,

The following offers information related to Consolidated Financial Statements, on a comparative basis:

Indicators (figures in thousands of pesos)	09/30/2024	12/31/2023	12/31/2022	12/31/2021	12/31/2020

Liquidity	30,74%	16,15%	11,01%	15,40%	22,09%
- Cash and cash equivalents (1)	845.745.884	504.252.710	378.271.598	543.309.837	728.434.382
- Deposits	2.751.527.694	3.122.343.758	3.436.974.370	3.527.241.734	3.297.191.119

Solvency	22,63%	19,94%	15,37%	15,23%	17,03%
- Shareholders Equity	737.791.513	691.546.097	583.259.156	630.959.167	671.236.931
- Total Liabilities	3.259.815.094	3.467.303.691	3.794.815.576	4.143.094.420	3.941.521.375

Immobilization of Capital	9.15%	9.41%	10.68%	9.47%	9.78%
-Immobilized Assets (2)	365,798,886	391,479,507	467,790,487	451,959,007	451,183,208
-Total Assets	3,997,606,607	4,158,849,788	4,378,074,732	4,774,053,588	4,612,758,305

(1) Including cash, listed corporate and government securities and mutual funds shares

(2) Including the following items: Investment Property, property, plant and equipment, intangible assets, deferred income tax assets, other non-financial assets, inventories, non-current assets held for sale.

For Statement of Financial Position and Income Statement structure, the Group utilized the consolidated accounts, which follow the presentation of Financial Statement provisions set by Communication “A” 3147 and complementary provisions issued by the Argentine Central Bank related to the Accounting Informative Regime for the annual disclosure and guidelines set by Technical Pronouncement N°8 issued by the Argentine Federation of Economy Sciences Professional Councils and the General Ruling 622/13 issued by the National Securities Commission.

grupo supervielle S.A.

Informative Review as of SEPTEMBER 30, 2024

(expressed in thousands of pesos in homogeneous currency)

Adoption of International Financial Reporting Standards (IFRS)

The Argentine Central Bank, through Communication “A” 5541 and its amendments set the Implementation Plan for Convergence towards International Financial Report Standards (IFRS) issued by International Accounting Standards Board (IASB)  and interpretations issued by the International Financial Reporting Standards Committee (IFRSC), for entities under its supervision, except for the application of section 5,5, (detriment of value) of IFRS 9 “Financial Instruments” and IAS 29 (which determines the obligatory restatement of financial statements in accordance with the detailed in note 1,2,b), for financial years started on January 1, 2018, Likewise, entities shall prepare their opening Financial Statements as from January 1, 2017 to be used as comparative base of the financial year to start on January 1, 2018, which will be the first Financial Statements submitted under these standards as of March 31, 2018.

On February 22, 2019 the Argentine Central Bank issued Communication "A" 6651, through which it established that as of January 1, 2020, the financial statements are prepared in constant currency, In this sense, Communication “A” 6849 issued by the Argentine Central Bank sets the re-expression frequency of the accounting information in a homogeneous currency on a monthly basis, and the index utilized to such ends accounts for the National Consumer Index drawn up by INDEC (basis month: December 2016) and for such items with previous initial date, IPIM issued by FACPCE is utilized, pursuant to Ruling JG 517/16, Likewise, transition date, in virtue of the retroactive application has been set on January 1, 2019.

Through Communication “A” 6430 and 6847, the B.C.R.A. established that Financial Entities must begin to apply the provisions regarding the impairment of financial assets contained in point 5.5 of IFRS 9, as of the years beginning on January 1, 2020, with the exception of debt instruments of the Non-Financial Public Sector, which will be temporarily excluded from the scope of said provisions.

Additionally, the B.C.R.A. allows financial entities to classify dual bonds in the three categories available in IFRS 9, based on this option, the Group has decided to classify them within the category of fair value with counterpart in OCI and at amortized cost, in accordance with the aforementioned in Note 1.1 of these financial statements.

In turn, pursuant to Article 2, Chapter I, Section I, of Title IV of the modified text issued by the National Securities Commission, issuing entities, whose main assets are made up by investments in financial entities or insurance companies, are exempted from submitting their Financial Statements under IFRS and may choose their submission in accordance with the provisions issued by the Argentine Central Bank and the National Insurance Superintendence, respectively.

As for the requirements, the following is set out:

●	the corporate purpose of Grupo Supervielle S.A. is, exclusively, to carry out financial and investment activities;
●	the investment in financial entities and in the insurance, company represents 84% of the assets of Grupo Supervielle S.A., being the main asset of the Company;
●	94.29% of the income of Grupo Supervielle S.A. They come from the participation in the results of the financial entities and the insurance company:
●	Grupo Supervielle S.A. It has a direct and indirect participation in the share capital of 99.90% in Banco Supervielle S.A., and 100% in Supervielle Seguros S.A. which gives it control of the aforementioned entities.

Perspectives

For the year 2025, Grupo Supervielle plans to continue contributing with its credit generation to the growth and evolution of the Argentine economy.

GRUPO SUPERVIELLE S.A.

Separate Condensed Interim Financial Statements

For the nine-month period ended on September 30, 2024, presented on comparative basis in homogeneous currency.

GRUPO SUPERVIELLE S.A.

SEPARATE CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION

As of September 30, 2024 and December 31, 2023

(Expressed in thousands of pesos in homogeneous currency)

	Notes and Schedules	09/30/2024	12/31/2023
ASSETS
Cash and due from banks	2,3 and 5.1	324,745	3,373,489
Cash
Other local and financial institutions		324,745	3,373,489
Debt Securities at fair value through profit or loss	3, 5.2 and A	-	3,221,946
Other financial assets	3, 5.3 and 9	2,242,098	2,731,129
Other debt securities	3, 5.4 and A	2,953,808	19,219,213
Financial assets pledged as collateral	5.5 and 6	-	13,181
Current income tax assets		226,757	-
Investment in subsidiaries, associates and joint ventures	4 and 5.6	713,784,649	598,153,258
Intangible Assets	G and 5.7	19,038,430	65,529,188
Deferred income tax assets	8	41,744	1,717,043
Other non-financial assets	5.8 and 8	593,213	1,078,778
TOTAL ASSETS		739,205,444	695,037,225

LIABILITIES
Current income tax liabilities		-	1,545,318
Other Non-Financial Liabilities	5.9 and 8	2,318,186	2,499,539
TOTAL LIABILITIES		2,318,186	4,044,857

SHAREHOLDERS' EQUITY
Capital stock	9	437,731	442,672
Capital Adjustments		513,101,202	513,101,202
Paid in capital		54,721,048	56,813,538
Own shares in portfolio		18,991	14,050
Comprehensive adjustment of shares in portfolio		8,043,211	5,950,721
Cost of treasury stock		(19,594,413)	(10,414,508)
Earnings Reserved		86,337,016	8,683,304
Reserve		(97,589)	-
Other comprehensive income		4,114,658	12,863,106
Net Income for the period		89,805,403	103,538,283
TOTAL SHAREHOLDERS' EQUITY		736,887,258	690,992,368
TOTAL NET LIABILITIES AND SHAREHOLDERS' EQUITY		739,205,444	695,037,225

The accompanying notes and schedules are an integral part of the separate condensed interim financial statements.

GRUPO SUPERVIELLE S.A.

SEPARATE CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

For the nine and three-month period on September 30, 2024 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	Note	Nine-month period ending on		Three-month period ending on
Items		09/30/2024	09/30/2023	09/30/2024	09/30/2023
Interest income	5.10	4,094,831	7,578,089	282,031	4,066,738
Net interest income		4,094,831	7,578,089	282,031	4,066,738
Net income from financial instruments (NIFFI) at fair value through profit or loss	5.11	1,893,197	2,030,068	32,162	749,668
Result from assets withdrawals rated at amortized cost		1,713,112	(341,198)	(67,114)	(43,234)
Exchange rate difference on gold and foreign currency		305,370	1,548,687	16,572	692,014
Financial and holding income		3,911,679	3,237,557	(18,380)	1,398,448
Subtotal		8,006,510	10,815,646	263,651	5,465,186
Other operating income	5.12	3,693,773	2,012,957	1,021,452	393,546
Result from exposure to changes in the purchasing power of the currency		(12,683,658)	(15,005,116)	(254,607)	(8,019,430)
Loan loss provisions		7,140	(45,378)	514	(2,852)
Net operating income		(976,235)	(2,221,891)	1,031,010	(2,163,550)
Personnel expenses	5.13	(433,551)	(252,380)	(217,956)	(86,741)
Administration expenses	5.14	(2,103,052)	(2,016,267)	(533,915)	(592,793)
Depreciations and impairment of non-financial assets	G	(418,107)	(608,602)	-	(202,868)
Other operating expenses	5.15	(822,600)	(237,022)	(29,046)	(54,300)
Operating income		(4,753,545)	(5,336,162)	250,093	(3,100,252)
Profito of subsidiaries and associates	5.16	95,778,835	63,484,682	8,701,902	32,508,615
Income before tax		91,025,290	58,148,520	8,951,995	29,408,363
Income tax		(1,219,887)	106,124	(75,155)	(105,528)
Net income for the period		89,805,403	58,254,644	8,876,840	29,302,835

The accompanying notes and schedules are an integral part of the separate condensed interim financial statements.

GRUPO SUPERVIELLE S.A.

SEPARATE CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

EARNING PER SHARE

For the nine and three-month period on September 30, 2024 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	Nine-month period ending on		Three-month period ending on
	09/30/2024	09/30/2023	09/30/2024	09/30/2023
NUMERATOR
Net income for the year attributable to owners of the parent company	89,805,403	58,254,644	8,876,840	29,302,835
PLUS: Diluting events inherent to potential ordinary shares	-	-	-	-
Net income attributable to owners of the parent company adjusted by dilution	89,805,403	58,254,644	8,876,840	29,302,835

DENOMINATOR

Weighted average of ordinary shares	440,313	442,746	437,736	442,672
PLUS: Weighted average of number of ordinary shares issued with dilution effect,	-	-	-	-
Weighted average of number of ordinary shares issued of the year adjusted by dilution effect	440,313	442,746	437,736	442,672

Basic Income per share	203.96	131.58	20.28	66.20
Diluted Income per share	203.96	131.58	20.28	66.20

The accompanying notes and schedules are an integral part of the separate condensed interim financial statements.

GRUPO SUPERVIELLE S.A.

SEPARATE CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

For the nine and three-month period on September 30, 2024 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	Nine-month period ending on		Three-month period ending on
	09/30/2024	09/30/2023	09/30/2024	09/30/2023
Net income for the period	89,805,403	58,254,644	8,876,840	29,302,835
Components of Other Comprehensive Loss to be reclassified to profit or loss
Participation of Other Comprehensive income of associates and joint ventures recorded through the utilization of the participation method	(10,885,217)	(1,286,282)	758,877	(746,010)
Income of the year from the participation of Other Comprehensive income of associates and joint ventures recorded through the utilization of the participation method	(10,885,217)	(1,286,282)	758,877	(746,010)
Translation difference of Financial Statements	451,146	419,973	596,462	128,399
Conversion difference for the period	451,146	419,973	596,462	128,399
Gains or losses on financial instruments at fair value with changes in OCI (Point 4.1.2a of IFRS 9)	1,588,034	194,096	7,604	(124,038)
Loss for the year from financial instrument at fair value through other comprehensive income	2,119,759	280,125	10,311	(166,337)
Income tax	(531,725)	(86,029)	(2,707)	42,299
Total Other Comprehensive Loss to be reclassified to profit or loss	(8,846,037)	(672,213)	1,362,943	(741,649)
Total Other Comprehensive Income	(8,846,037)	(672,213)	1,362,943	(741,649)
Total Comprehensive Income	80,959,366	57,582,431	10,239,783	28,561,186

The accompanying notes and schedules are an integral part of the separate condensed interim financial statements.

GRUPO SUPERVIELLE S.A.

SEPARATE CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY

For the nine-month period ended on September 30, 2024 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Items	Capital Stock (Note 9)	Capital Adjustments	Paid in capital	Own shares in portfolio	Comprehensive adjustment of own shares in portfolio	Cost of treasury stock	Legal reserve	Other reserves	Retained earnings	Other comprehensive income			Total shareholders´ equity
										Revaluation of PPE	Conversion difference	Earnings or los accrued by financial institutions at FV through profit and loss
Balance at December 31, 2023	442,672	56,813,538	513,101,202	14,050	5,950,721	(10,414,508)	-	8,683,304	103,538,283	13,197,231	1,280,916	(1,615,041)	690,992,368
Other movements	-	-	-	-	-	-	-	-	(97,589)	97,589	-	-	-
Consideration of results approved by the General Meeting of Shareholders held on April 19, 2024
Acquisition of own shares	(4,941)	(2,092,490)	-	4,941	2,092,490	(9,179,905)	-	-	-	-	-	-	(9,179,905)
Reserves release	-	-	-	-	-	-	11,354,956	66,298,756	(77,653,712)	-	-	-	-
Dividends distribution	-	-	-	-	-	-	-	-	(25,884,571)	-	-	-	(25,884,571)
Net Income for the period	-	-	-	-	-	-	-	-	89,805,403	-	-	-	89,805,403
Other comprehensive income for the period	-	-	-	-	-	-	-	-	-	(10,885,217)	451,146	1,588,034	(8,846,037)
Balance at September 30, 2024	437,731	54,721,048	513,101,202	18,991	8,043,211	(19,594,413)	11,354,956	74,982,060	89,707,814	2,409,603	1,732,062	(27,007)	736,887,258

The accompanying notes and schedules are an integral part of the separate condensed interim financial statements.

GRUPO SUPERVIELLE S.A.

SEPARATE CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS

For the nine-month period ended on September 30, 2024 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Items	Capital Stock (Note 10)	Capital Adjustments	Paid in capital	Own shares in portfolio	Comprehensive adjustment of own shares in portfolio	Cost of treasury stock	Legal reserve	Other reserves	Retained earnings	Other comprehensive income			Total shareholders´ equity
										Revaluation of PPE	Conversion difference	Earnings or loss accrued by financial institutions at FV through profit and loss
Balance at December 31, 2022	444,411	57,550,417	532,635,757	12,311	5,213,844	(8,683,306)	6,503,201	32,419,195	(49,773,645)	6,264,228	388,201	(177,725)	582,796,889
Consideration of results approved by the General Meeting of Shareholders held on April 27, 2023
Acquisition of own shares	(1,739)	(736,879)	-	1,739	736,879	(1,731,191)	-	-	-	-	-	-	(1,731,191)
Reserves release	-	-	(19,534,555)	-	-	-	(6,503,201)	(23,735,889)	49,773,645	-	-	-	-
Net Income for the period	-	-	-	-	-	-	-	-	58,254,644	-	-	-	58,254,644
Other comprehensive income for the period	-	-	-	-	-	-	-	-	-	(1,286,282)	419,973	194,096	(672,213)
Balance at September 30, 2023	442,672	56,813,538	513,101,202	14,050	5,950,723	(10,414,497)	-	8,683,306	58,254,644	4,977,946	808,174	16,371	638,648,129

The accompanying notes and schedules are an integral part of the separate financial statements.

GRUPO SUPERVIELLE S.A.

SEPARATE CONDENSED INTERIM STATEMENT OF CASH FLOW

For the nine-month period ended on September 30,2024 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	09/30/2024	09/30/2023
CASH FLOW FROM OPERATING ACTIVITIES

Net income for the period before Income Tax	91,025,290	58,148,520

Adjustments to obtain flows from operating activities:
Results of associates and join ventures	(95,778,835)	(63,484,682)
Depreciation and impairment	418,107	608,602
Loan loss provisions	(7,140)	45,378
Exchange rate difference on gold and foreign currency	(305,370)	(1,548,687)
Interests from loans and other financing	(4,094,837)	(7,578,095)
Interest on deposits and financing received	6	6
Result from exposure to changes in the purchasing power of the currency	12,683,658	15,005,116
Net income from financial instruments at fair value through profit or loss	(1,893,197)	(2,030,068)

(Increases) / decreases from operating assets:
Debt Securities at fair value through profit or loss	3,221,946	(1,463,649)
Other debt securities	24,380,332	13,551,190
Financial assets pledged as collateral	13,181	(20,206)
Investments in equity instruments	-	(1,138,188)
Other assets	5,002,169	2,219,859

Increases / (decreases) from operating liabilities:
Other liabilities
Income Tax Payments
	(181,352)	(283,810)
Net cash provided by / (used in) operating activities (A)	(1,848,388)	(1,580,354)

CASH FLOW FROM INVESTING ACTIVITIES	32,635,570	10,450,932

Payments:
Purchsae of PPE, intanbile assets and other assets	(147,617)	-
Purchase of subsidiaries	(58,230,666)	(22,205)
Dividends paid	(25,884,571)	-
Collections:
Sale of PPE, intanbile assets and other assets	46,220,268	-
Subsidiary capital reduction	-	1,393,592
Net cash used in investing activities (B)	(38,042,586)	1,371,387

CASH FLOWS FROM FINANCING ACTIVITIES

Payments:
Repurchase of own shares	(9,179,905)	(1,731,191)
Collections:
Dividends collected	23,410,293	10,534,977

Net cash used in financing activities (C)	14,230,388	8,803,786

Effects of exchange rate changes and exposure to changes in the purchasing power of money on cash and cash equivalents (D)	(3,296,884)	(10,771,110)
Result from exposure to changes in the purchasing power of the currency in cash and equivalents (E)	(9,081,404)	(2,685,319)

TOTAL CHANGES IN CASH FLOW
Net increase / (decrease) in cash and cash equivalents (A+B+C+D+E)	(3,554,916)	7,169,676
Cash and cash equivalents at the beginning of the period (Note 2)	6,103,383	2,889,439
Cash and cash equivalents at the end of the period (Note 2)	2,548,467	10,059,115

The accompanying notes and schedules are an integral part of the separate condensed interim financial statements.

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

1.	ACCOUNTING STANDARDS AND BASIS OF PREPARATION

Grupo Supervielle S.A. (hereinafter, “the Group”), is a company whose main activity is the investment in other companies, its main income is given by the distribution of dividends of such companies and the raising of earnings of other financial assets.

The main investment of the Company accounts for the stake in Banco Supervielle S.A., a financial entity governed pursuant to Law N° 21,526 of Financial Statements and subject to provisions issued by the Argentine Central Bank, in virtue of which the entity has adopted valuation and disclosure guidelines pursuant to provisions included in Title IV, chapter I, Section I, article 2 of the Amended Text 2013 issued by the National Securities Commissions.

These separated condensed interim financial statements have been approved by the Board of Directors of the Company at its meeting held on November 25, 2024.

1.1.	Differences between the accounting framework established by the BCRA and IFRS

These consolidated financial statements have been prepared pursuant to: (i) provisions set by Intenational Accounting Standards N° 34, “Interim Financial Information” (IAS 34) and (ii) the accouting information framework set by the Argentine Central Bank which is based on International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board and interpretations issued by the International Financial Reporting Standards Interpretation Committee with the following exceptions:

●	temporary exception from the application of point 5.5. (impairment) of IFRS 9 “Financial Instruments” on debt instruments of the Non-Financial Public Sector. If IFRS 9 on debt instruments of the Non-Financial Public Sector had been applied, a net reduction in income tax of 5,154 million and 2,822 million as of September 30, 2024 and December 31, 2023 would have been recorded in the Group's equity, respectively.
●	option to classify holdings in dual bonds at amortized cost or fair value with a counterpart in other comprehensive income: The B.C.R.A. allows financial entities to classify such bonds in the three categories available in IFRS 9, based on this option, the Group has decided to classify them within the category of fair value with counterpart in OCI and at amortized cost. However, according to the contractual characteristics of the instrument, it does not comply with the criterion of "only payments of principal plus interest" established by IFRS 9, so in accordance with said standard the Group should have valued said instruments at fair value with counterpart in results. If IFRS 9 had been applied, and the bonds had been valued at fair value through profit or loss, a net reduction and increase in income tax of 12 million as of September 30, 2024 would have been recorded in the Group's equity as of December 31, 2023.

●	In accordance with the provisions of Communication “A” 7642 of the B.C.R.A., the application of IFRS 17 "Insurance Contracts" will be optional until the B.C.R.A makes it mandatory. The Group made use of this option. If the aforementioned standard had been applied, an increase in the Group's net equity would have been recorded by 46 million and 30 million as of September 30, 2024 and December 31, 2023, respectively.

In accordance with the provisions of IAS 34, the interim financial information will include an explanation of the events and transactions, occurred since the end of the last annual reporting period, that are significant to understand the changes in the financial position, the financial performance and cash flows of the Group with the objective of updating the information corresponding to the latest financial statements for the annual year ended December 31, 2023 (hereinafter “annual financial statements”). Therefore, these separate condensed interim financial statements do not include all the information that would be required by complete financial statements prepared in accordance with International Financial Reporting Standards; therefore, for an adequate understanding of the information included therein, they must be read in conjunction with the annual financial statements.

The Gruop´s Board has concluded that these financial statements reasonably express the financial position, financial performance, and cash flows.

The preparation of financial statements requires that the Group carries out calculations and evaluations that affect the number of incomes and expenses recorded in the period. In this sense, calculations are aimed at the estimation of, for example, credit risk provisions, useful life of property, plant and equipment, impairments and amortizations, recoverable

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

value of assets, income tax charges and the reasonable value of certain financial instruments. Future real results may defer from calculations and evaluations as of the date of these separate financial statements preparation.

As of these financial statements’ issuance date, such statements are pending of transcription to Inventory and Balance Sheet Book.

1.1.1.	Going concern

As of the date of these separate financial statements there are no uncertainties with respect to events or conditions that may raise doubts regarding the possibility that the Group continues to operate normally as a going concern.

1.1.2.	Measuring unit

Figures included in these financial statements are expressed in thousands of Argentine pesos, unless otherwise stated.

The Group´s financial statements recognize changes in the currency purchasing power until August 31, 1995. As from such date, in virtue of existing economic stability conditions and pursuant to Communication “A” 2365 issued by the Argentine Central Bank, accounting measurements were not re-expressed until December 31, 2001. In virtue of Communication “A” 3702 issued by the Argentine Central Bank, the application of the method was resumed and became effective on January 1, 2002, Previous accouting measurements were considered to be expressed in the currency as of December 31, 2001.

Pursuant to Communication “A” 3921 issued by the Argentine Central Bank, in compliance with Decree 664/03 issued by the National Executive Power, the application of the re-expression of financial statements in homogeneous currency was interrupted as from March 1, 2003. Therefore, the Group applied said re-expression until February 28, 2003.

In turn, Law N° 27.468 (B.O. 04/12/2018) amended article 10° of Law N° 23,928 and its amendments, thus establishing that the abolition of all legal and regulating standards that set and authorize price indexing, monetary updating, cost changes or any other manner of re-increasing debts, taxes, prices or fees for goods, works or services does not include financial statements, regarding which the application of article 62 of the General Corporations Law N° 19550 (T.O 1984) and its amendments shall prevail. Likewise, the afore mentioned legal body set de abolition of Decree N° 1269/2002 dated on July 16, 2002, and its amendments and instructed the National Executive Power, through its controlling agencies, to set the date as from which said regulations became into effect in relation with financial statements to be submitted. Therefore, on February 22, 2019, the Argentine Central Bank issued Communication “A” 6651 which established that financial statements shall be prepared in a homogeneous currency as from January 1, 2020. Therefore, these financial statements have been re-expressed as of September 30, 2024.

1.1.3.	Comparative information

The balances for the nine and three-month period ended September 30, 2023 and the year ended December 31, 2023 that are disclosed in these separate condensed interim financial statements for comparative purposes arise from the financial statements as of such dates, which were prepared with the regulations in force in said year.

It´s worth mentioning that, given the restatement of financial statements pursuant to IAS 29 and the provisions of Communication “A” 7211, the Group adjusted for inflation the figures included in the Statement of Financial Position, Income Statement, Other Comprehensive Income and Changes in the Shareholders’ Equity Statement and respective notes as of September 30, 2023 and December 31, 2023 in order to record them in homogeneous currency.

1.1.4.	Changes in accounting policies and new accounting standards

With the approval of new IFRS, modifications or derogations of the standards in force, and once such changes are adopted through Adoption Bulletins issued by Argentine Federation of Professional Councils in Economic Sciences (FACPCE), the Argentine Central Bank will determine the approval of such standards for financial entities. In general terms, no anticipated IFRS application shall be allowed unless upon adoption such anticipated measure is specified.

The changes introduced during the year ended September 30, 2024, are listed below, which did not have significant impacts on the Group's consolidated financial statements:

(a)	Amendments to IAS 16 – Leases

(b)	Amendments to IAS 1 – Non-current assets with covenants.

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

The changes that have not come into force as of September 30, 2024, are set out below:

(a)  Amendments to IAS 21 - Lack of Interchangeability

The amendments establish a two-step approach to assess whether a currency can be exchanged for another currency and, when this is not possible, determine the exchange rate to be used and the information to be disclosed.

The modifications will be effective for the years beginning on January 1, 2025, and, although international standards allow their early application, RG N°972/23 of the C.N.V. does not allow it.

The Group is currently evaluating the impact that this modification may have on its separated financial statements.

(b)  Modifications to IAS 1 - Presentation and presentation in the financial statements

On April 9, 2024, the IASB approved IFRS 18, which refers to “Presentation and presentation in financial statements.”

The modifications will be effective for the years beginning on January 1, 2027, and, although international standards allow their early application, RG N°972/23 of the C.N.V. does not allow it.

The Group is currently evaluating the impact that this modification may have on its consolidated financial statements.

1.1.5.	Impairment of financial assets

The Group evaluates, based on a prospective approach, expected credit losses (“ECL”) related to financial assets rated at amortized cost or fair value with changes in another comprehensive income, the exposure resulting from loan commitments and financial guarantee contracts with the scope set by Communication “A” 6847 issued by the Argentine Central Bank.

The Group measures ECL of financial instruments reflecting the following:

(a)a probability amount, weighed and unbiased, that is defined through the evaluation of a range of possible result;
(b)the temporal value of money; and
(c)the reasonable and sustainable information available at no cost nor excessive effort on the submission date on past events, current conditions and future economic condition forecasts.

IFRS 9 sets forth the following “Three stages” model for the impairment based on changes in the credit quality from initial recognition:

●If, on the submission date, the credit risk of a financial instrument has not increased significantly since its initial recognition, the Group will classify such instrument in “Stage 1”.
●If a significant increase in credit risk (“SICR”) is detected, from its initial recognition, the instrument is moved to “Stage 2”, but such instrument is not deemed to contain a credit impairment.
●If the financial instrument contains credit impairment, it is moved to “Stage 3”.
●For financial instruments in “Stage 1”, the Bank measures ECL at an amount equivalent to the amount of expected credit loss during the useful life term of the asset that result from potential default events within the next 12 months. As for Financial Instruments in “Stage 2” and “Stage 3”, the Group measures ECL during the useful life term of the asset (hereinafter “lifetime”). Note 1.3.1 includes a description of how the Group defines when a significant increase in credit risk has occurred.
●Financial assets with impairment on credit value, either purchased or produced, account for those financial assets which have been impaired since initial recognition. ECL of this type of financial instruments is always measured during the asset lifetime (“Stage 3”).

The following chart summarizes the impairment requirements pursuant to IFRS 9 (for financial assets that do not entail impairment on credit value, either purchased or produced:

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

Changes in the credit quality since initial recognition
Stage 1	Stage 2	Stage 3
(initial recognition)	(Significant increase of credit risk since initial recognition)	(Impaired credit)
12 months ECL	Lifetime ECL

There have been no significant changes in the key judgments and assumptions adopted by the Group for measurement.

of the PCEs, with respect to what was reported in the financial statements as of December 31, 2023.

1.2.	Critical accounting policies and estimates

The preparation of consolidated financial statements pursuant to the accouting framework set by the Argentine Central Bank requires the utilization of certain key accouting forecasts. Likewise, such framework requires that the Senior Management takes decisions regarding the application of accounting standards set by the Argentine Central Bank and accounting policies of the Group.

The Group has identified the following areas that entail a higher judgement and complexity degree, or areas where assumptions and forecasts play a significant role for consolidated financial statements  which play a key role in the understanding of underlying accounting/financial accouting reporting risks:

(a)	Fair value of derivatives and other instruments

The fair value of financial instruments that do not list in active markets are defined through the utilization of valuation techniques. Such techniques are validated and regularly reviewed by qualified independent personnel of the area that developed such techniques. All models are evaluated and adjusted before being utilized in order to make sure that results express current information and comparative market prices. Where possible, models only use observable information; however, certain factors, such as implied rates in the last available bidding for similar securities and spot rate curves, require the use of estimates. Changes in assumptions regarding such factors may impact on the fair value reported for financial instruments.

(b)	Allowances for loan losses and advances

The Group recognizes the allowance for loan losses under the expected credit loss method included in IFRS 9. The most significant judgements of the model relate to defining what is considered to be a significant increase in credit risk and in making assumptions and estimates to incorporate relevant information about past events, current conditions and forecasts of economic conditions. The impact of the forecasts of economic conditions are determined based on the weighted average of three internally developed macroeconomic scenarios that take into consideration the Group´s economic outlook as derived through forecast macroeconomic variables, which include Inflation rate, monthly economic activity estimator and private sector wage. A high degree of uncertainty is involved in making estimations using assumptions that are highly subjective and very sensitive to the risk factors.

Note 1.2.5 to the consolidated condensed interim financial statements provides more detail of how the expected credit loss allowance is measured.

(c)	Impairment of non-financial assets

Intangible assets with finite lives and property, plants and equipment are amortized or depreciated along their useful lives in a lineal manner. The Group monitores the conditions related to these assets to determine whether events and circumstances justify a review of the amortization and remaining depreciation period and whether there are factors or circumstances that imply an impairment in the value of assets that cannot be recovered.

The Group has applied the judgement in the identification of impairment indicators for property, plant and equipment and intangible assets. The Group has determined that there were no indications of impairment for any of the periods presented in its financial statement; therefore, no recoverable value has been estimated, except for certain real property that, due to the post-pandemic macro context and a devaluation of the dollar well below inflation, generated deterioration.

(d)	Income tax and deferred tax

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

A significant judgement is required to determine liabilities and assets from current and deferred taxes, The current tax is provisioned in accordance with the amounts expected to be paid and the deferred tax is provisioned over temporary differences between tax basis of assets and liabilities and book values to aliquots expected to be in force when reversing them.

Assets from deferred tax are recognized upon the possibility of relying on future taxable earnings against which temporary differences can be utilized, based on the Senior Management´s assumptions regarding amounts and opportunities of future taxable earnings, Later, it is necessary to determine whether assets from deferred tax are likely to be utilized and set off future taxable earnings, Real results may differ from estimates, such as changes in tax legislation or the result of the final review of affidavits issued by tax authorities and tax courts.

Likely future tax earnings and the number of tax benefits are based on a medium-term business plan prepared by the administration. Such plan is based on reasonable expectations.

2.	CASH AND DUE FROM BANKS

Cash and equivalents are considered to be the total of the item Cash and Due from Banks and Investments with maturity up to 90 days from the date of their acquisition or constitution, according to the following detail:

	09/30/2024	12/31/2023	09/30/2023	12/31/2022
Cash and due from banks	324,745	3,373,489	2,261,584	2,270,309
Other financial assets	2,223,722	2,729,894	4,719,153	619,130
Other debt securities	-	-	3,078,378	-
Cash and cash equivalents	2,548,467	6,103,383	10,059,115	2,889,439

Reconciliation between the balances of the Statement of Financial Position and those items considered cash equivalents in the Cash Flow Statement:

Item	09/30/2024	12/31/2023	09/30/2023	12/31/2022
Cash and due from Banks
As per Statement of Financial Position	324,745	3,373,489	2,261,584	2,270,309
As per the Statement of Cash Flows	324,745	3,373,489	2,261,584	2,270,309
Other financial assets
As per Statement of Financial Position	2,242,098	2,731,129	4,731,283	2,215,887
Other financial assets not considered as cash equivalents	(18,376)	(1,235)	(12,130)	(1,596,757)
As per the Statement of Cash Flows	2,223,722	2,729,894	4,719,153	619,130

As per Statement of Financial Position	2,953,808	19,219,213	13,147,628	13,777,536
Other financial assets not considered as cash equivalents	(2,953,808)	(19,219,213)	(10,069,250)	(13,777,536)
As per the Statement of Cash Flows	-	-	3,078,378	-

3.	FAIR VALUES

Fair value is defined as the amount by which an asset may be exchanged, or a liability may be settled, in an arm’s length orderly transaction between knowledgeable principal market participants (or more advantageous) at the date of measurement of the current market conditions regardless of whether such price is directly observable or estimated utilizing a valuation technique under the assumption that the Group is a going concern.

When a financial instrument is sold in a liquid and active market, its settled price in the market in a real transaction provides the best evidence of its fair value. When a stipulated price is not settled in the market or when it cannot be an indicator of a fair value of the instrument, in order to determine such fair value, another similar instrument’s fair value may be used, as well as the analysis of discounted flows or other applicable techniques. Such techniques are significantly allocated by the assumptions used.

The Group classifies the fair values of the financial instruments into 3 levels, according to the quality of the data used for their determination.

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

Fair Value level 1:  The fair value of financial instruments traded in active markets (such as publicly traded derivatives, debt securities or available for sale) is based on market quoted prices as of the date of the reporting period, If the quote price is available and there is an active market for the instrument, it will be included in level 1.

Fair Value level 2: The fair value of financial instruments which are not traded in active markets, such as over-the-counter derivatives, is determined using valuation techniques that maximize the use of observable market data and rely the least possible on the Group’s specific estimates, if all significant inputs required to fair value a financial instrument are observable, such instrument is included in level 2.

Fair Value level 3: If one or more significant inputs are not based on observable market data, the instrument is included in level 3.

The portfolio of financial instruments valued at fair value held by the Group is detailed below, at the end of the period ended September 30, 2024, and December 31, 2023:

Portfolio of instruments at 09/30/2024	FV Level 1	FV Level 2	FV Level 3	Total
Assets
Other debt securities	338,990	882,881	-	1,221,871
Other financial assets	2,242,098	-	-	2,242,098
Total Assets	2,581,088	882,881	-	3,463,969

Portfolio of instruments at 12/31/2023	FV Level 1	FV Level 2	FV Level 3	Total
Assets
Debt Securities at fair value through profit or loss	-	3,221,946	-	3,221,946
Other debt securities	6,078,758	1,536,621	-	7,615,379
Other financial assets	2,731,129	-	-	2,731,129
Total Assets	8,809,887	4,758,567	-	13,568,454

Fair Value of Other Financial Instruments

The following chart includes a comparison between the fair value and the accounting value of financial instruments not recorded at fair value as of September 30, 2024, and December 31, 2023:

Other Financial Instruments as of 09/30/2024	Accounting value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
Cash and due from banks	324,745	324,745	324,745	-	-
Other Debt securities	1,731,937	1,653,696	1,653,696	-	-
Total Assests	2,056,682	1,978,441	1,978,441	-	-

Other Financial Instruments as of 12/31/2023	Accounting value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
Cash and due from banks	3,373,489	3,373,489	3,373,489	-	-
Other Debt securities	11,603,834	16,555,185	16,555,185	-	-
Total Assests	14,977,323	19,928,674	19,928,674	-	-

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

4.	INVESTMENT IN SUBSIDIARIES AND ASSOCIATES

Subsidiary	Class	Market Value/Nominal	Number	Issuers’ last Financial Statements			Book value at 09.30.2024	Book valueat 12.31.2023
				Main Activity	Capital Stock	Shareholders’ equity
Banco Supervielle S.A.	Ord.	1	810,316,927	Commercial Bank	834,348	605,336,044	587,919,726	528,119,606
Sofital S.A.U.F. e I.	Ord.	1	21,543,880	Financial operations and administration of securities	21,544	26,003,245	18,376,904	16,367,327
Supervielle Asset Management S.A.	Ord.	1	1,336,915	Mutual Funds	1,407	9,687,027	9,202,689	10,410,432
Espacio Cordial de Servicios S.A.	Ord.	1000	1,273	Marketing of products and services on own behalf or on behalf of third parties	1,340	1,642,979	1,560,831	1,862,677
Supervielle Seguros S.A.	Ord.	1	1,543,750	Insurance company	1,625	15,836,757	15,048,694	18,378,153
FF Fintech SUPV I	Ord.	-	1,454,099,585	Financial trust	136,061	2,239,558	1,700,932	2,043,238
Micro Lending S.A.U.	Ord.	1	20,467,691	Financial investments	20,468	3,139,134	3,138,879	2,347,538
InvertirOnline S.A.U.	Ord.	100	2,438	Own settlement and clearing agent	244	16,764,142	-	13,335,854
Portal Integral de Inversiones S.A.U.	Ord.	0,01	80,451,077	Representation	805	145,586
IOL Holding S.A.	Ord.	1	2,451,391,647	Financial activity	566,504	797,620	71,264,550	799,243
Supervielle Productores Asesores de Seguros S.A.	Ord.	1	58,667,291	Insurance broker	61,599	2,326,295	2,215,586	1,360,318
Supervielle Agente de Negociación S.A.U.	Ord.	1000	55,027	Settlement and clearing agent	55,027	3,355,860	3,355,858	3,128,872
Total Investments in subsidiaries, associates and joint ventures							713,784,649	598,153,258

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

5.	COMPOSITION OF THE MAIN ITEMS OF THE SEPARATE STATEMENT OF COMPREHENSIVE INCOME
	09/30/2024	12/31/2023

5.1 Cash and due from banks
Financial institutions and correspondents	324,745	3,373,489
	324,745	3,373,489
5.2 Debt Securities at fair value through profit or loss
Public securities	-	3,221,946
	-	3,221,946

5.3 Other financial assets
Investments in mutual funds	2,223,722	2,729,895
Miscellaneous Debtors	18,376	1,234
	2,242,098	2,731,129
5.4 Other debt securities
Unsubordinated debt securities	1,116,431	2,111,014
Public securities	1,837,377	17,108,199
	2,953,808	19,219,213

5.5 Financial assets pledged as collateral
Deposits in guarantee	-	13,181
	-	13,181

5.6 Investments in subsidiaries. associates and joint ventures
Banco Supervielle S.A.	587,919,726	528,119,606
Sofital S.A.U. F. e I.	18,376,904	16,367,327
Supervielle Asset Management S.A.	9,202,689	10,410,432
Espacio Cordial de Servicios S.A.	1,560,831	1,862,677
Supervielle Seguros S.A.	15,048,694	18,378,153
FF Fintech SUPV I	1,700,932	2,043,238
Micro Lending S.A.U.	3,138,879	2,347,538
Invertir Online S.A.U. y Portal Integral de Inversiones S.A.U.	-	13,335,854
Supervielle Broker de Seguros S.A.	2,215,586	1,360,318
Supervielle Agente de Negociación S.A.U.	3,355,858	3,128,872
IOL Holding S.A.	71,264,550	799,243
	713,784,649	598,153,258
5.7 Intangible Assets
Goodwill – Businness combination	19,038,430	53,452,623
Relations with clients	-	8,385,178
Brand	-	3,691,387
	19,038,430	65,529,188
5.8 Other non-financial assets
Retirement insurance	545,588	908,991
Other non-financial assets	47,625	169,787
	593,213	1,078,778

5.9 Other non-financial liabilities
Compensation and social charges payable	57,869	35,752
Miscellaneous creditors	2,081,037	2,463,787
Long-term incentive provision	179,280	-
	2,318,186	2,499,539

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

	Nine-month period ended on		Three-month period ended on
5.10. Interest income	09/30/2024	09/30/2023	09/30/2024	09/30/2023
Earned interests	40	125	11	42
Interest earned on fixed-term deposits	-	907,032	-	413,278
Profit by government securities measure at fair value through OCI	(33,050)	2,032,631	24,097	1,369,667
Profit by Public Securities operations	180,206	2,354,550	-	-
Profit by debt securities measure at amortized cost	363,316	2,283,751	95,793	2,283,751
Profit by government securities measure at amortized cost	3,584,319	-	162,130	-
	4,094,831	7,578,089	282,031	4,066,738

5.11. Net from financial instruments at fair value through profit or loss
Interest earned on fixed-term deposits	2,036,796	1,569,147	32,162	288,747
Holding Result - CIF	625	-	-	-
Holding Result - Private securities	-	181,121	-	181,121
Holding Result - Stock exchange promissory note	(146,050)	279,800	-	279,800
Holding Result - Indemnities	1,826	-	-	-
	1,893,197	2,030,068	32,162	749,668

5.12 Other operative income
Subsidiaries’ advisory fees	1,183,553	1,415,158	400,188	155,301
Royalties	1,588	1,497	537	388
Revaluation of retirement insurance	109,587	403,555	30,540	186,627
Foreign source commissions	754,200	192,747	590,187	51,230
Income for sale of shares	1,644,845	-	-	-
	3,693,773	2,012,957	1,021,452	393,546

5.13. Personnel expenses
Personnel expenses	433,551	252,380	217,956	86,741
	433,551	252,380	217,956	86,741
5.14. Administration expenses
Bank expenses	3,192	1,251	1,473	463
Professional fees	857,409	576,583	252,902	112,123
Fees to directors and syndics	574,279	1,122,045	186,239	397,149
Taxes. rates and contributions	150,694	64,933	35,007	18,246
Expenses and office services	36,933	34,746	6,972	7,025
Other expenses	480,545	216,709	51,322	57,787
	2,103,052	2,016,267	533,915	592,793
5.15. Other operating expenses
Turnover tax from Service Activities	59,257	70,833	20,036	7,785
Turnover tax from Financial Activities	102,270	166,125	2,872	46,515
Tax Bs. Personal Shares and Participations Soc	651,663	-	(3,271)	-
Compensatory interest	9,410	64	9,409	-
	822,600	237,022	29,046	54,300
5.16. Results from associates and joint ventures
Results from equity investment in Banco Supervielle S.A.	70,871,913	43,891,811	(1,549,718)	24,663,551
Results from equity investment in Cordial Compañía Financiera S.A.	-	65,487	-	65,487
Results from equity investment in Tarjeta Automática S.A.	-	836,186	-	836,186
Results from equity investment in Supervielle Asset Management S.A.	8,941,234	6,358,375	3,104,765	1,813,037
Results from equity investment in Espacio Cordial de Servicios S.A.	(7,409)	627,550	(62,573)	(354,453)
Results from equity investment in Supervielle Seguros S.A.	2,240,549	3.263.695	1.168.275	3.012.838
Results from equity investment in Sofital S.A.F e I.I.	2.209.732	1.738.308	159.043	(774.171)
Results from equity investment in Micro Lending S.A.U.	2.508.266	810.498	1.131.682	499.544
Results from equity investment in InvertirOnline S.A. e InvertirOnline.Com Argentina S.A.	2.730.221	5.697.323	-	3.304.470
Results from equity investment in FF Fintech	(361.007)	(280.984)	(25.990)	(1.447.715)
Results from equity investment in SPAS	855.268	508.662	341.182	709.978
Results from equity investment in Bolsillo Digital S.A.U.	-	-	-	(151.369)
Results from equity investment in Futuros del Sur S.A.	825.261	509.391	197.376	870.843
Results from equity investment in Easy Cambio S.A.	-	(9.888)	-	(7.879)
Results from equity investment in IOL Holding S.A.	4.964.807	(531.732)	4.237.860	(531.732)
	95.778.835	63.484.682	8.701.902	32.508.615

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

6.	RESTRICTED ASSETS

The Group has restricted, according to the following detail:

Item	09/30/2024	12/31/2023
Deposits in guarantee	-	13,181
	-	13,181

7.	COMPANIES UNDER SECT, 33 OF CORPORATE LAW AND OTHER RELATED COMPANIES

As of September 30, 2024, and December 31, 2023, corporations where Grupo Supervielle S.A. holds direct or indirect shares, and with which it consolidates its Financial Statements are the following:

Company	Condition	Legal Adress	Principal Activity	Percentage of direct participation		Percentage of direct and indirect participation
				09/30/2024	12/31/2023	09/30/2024	12/31/2023
Banco Supervielle S.A. (1)	Controlled	Reconquista 330, C.A.B.A., Argentina	Commercial Bank	97.12%	97.12% (1)	99.90%	99.90% (1)
Supervielle Asset Management S.A.	Controlled	San Martín 344, C.A.B.A., Argentina	Asset Management Company	95.00%	95.00%	100.00%	100.00%
Sofital S.A.U.F. e I.	Controlled	San Martín 344, 16th floor, C.A.B.A., Argentina	Financial operations and administration of marketable securities	100.00%	100.00%	100.00%	100.00%
Espacio Cordial de Servicios S.A.	Controlled	Patricias Mendocinas 769, Ciudad de Mendoza, Argentina (2)	Trading of products and services	95.00%	95.00%	100.00%	100.00%
Supervielle Seguros S.A	Controlled	Reconquista 320, 1st floor, C.A.B.A., Argentina	Insurance company	95.00%	95.00%	100.00%	100.00%
Micro Lending S.A.U.	Controlled	San Martin 344, 16th floor, Buenos Aires	Financial Company	100.00%	100.00%	100.00%	100.00%
Invertir Online S.A.U.	Controlled	Humboldt 1550, 2nd floor, department 201, C.A.B.A., Argentina	Settlement and Clearing Agent	-	100.00%	100.00%	100.00%
Portal Integral de Inversiones S.A.U.	Controlled	San Martín 344, 15th floor, C.A.B.A., Argentina	Representations	-	100.00%	100.00%	100.00%
IOL Holding S.A.	Controlled	Treinta y tres 1271, Montevideo, Uruguay	Financial Company	99.99%	99.99%	100.00%	100.00%
Supervielle Productores Asesores de Seguros S.A.	Controlled	Reconquista 320, 1st floor, C.A.B.A., Argentina	Insurance Broker	95.24%	95.24%	100.00%	100.00%
Bolsillo Digital S.A.U.	Controlled	Bartolomé Mitre 434, 5th floor. C.A.B.A., Argentina (3)	Computer Services	-	-	100.00%	100.00%
Supervielle Agente de Negociación S.A.U.	Controlled	Bartolomé Mitre 434, 5th floor. C.A.B.A., Argentina	Settlement and Clearing Agent	100.00%	100.00%	100.00%	100.00%

(1)	Grupo Supervielle S.A.’s direct and indirect interest in Banco Supervielle votes amounts to 99,87% as of 09/30/24 and 12/31/24
(2)	On October 21, 2021, through the Board of Directors Minutes, the change of address of the Company's headquarters was resolved, fixing it at Avda. Gral. San Martín 731, 1st floor, in the City of Mendoza. It is pending registration in the Directorate of Legal Entities and Public Registry of the Province of Mendoza.
(3)	On May 31, 2023, by Board Minutes, the change of address of the Company's headquarters was resolved, setting it at San Martin 344, 16th floor of the Autonomous City of Buenos Aires. It is pending registration in the IGJ

The capital movements of subsidiaries during 2023 and 2024 expressed in nominal currency in pesos are detailed below:

As resolved by the Board of Directors on February 23, 2023, Banco Supervielle S.A. made an irrevocable capital contribution to Bolsillo Digital S.A.U. for the sum of $100,000,000, through the issuance of 100,000,000 non-endorsable registered ordinary shares of $1 par value each and with the right to 1 vote per share. Said contribution was capitalized in the Pocket Assembly dated April 17, 2023.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

As resolved by the Board of Directors on June 28, 2023, Banco Supervielle S.A. made an irrevocable capital contribution to Bolsillo Digital S.A.U. for the sum of $75,000,000, through the issuance of 75,000,000 non-endorsable registered ordinary shares of $1 par value each and with the right to 1 vote per share. This contribution was capitalized in the Pocket Meeting held on July 14, 2023.

In accordance with the resolution of the Extraordinary Assembly minutes of Micro Lending S.A.U., held on July 28, 2023, the voluntary reduction of the share capital was resolved for up to the sum of $111,756,079 along with its corresponding proportion of the capital adjustment account for the sum of $288,243,921.

As resolved by the Board of Directors on March 26, 2024, Banco Supervielle S.A. made an irrevocable capital contribution to Play Digital S.A. for the sum of $102,748,121.59, through the issuance of 7,557,979 common book-entry shares with a par value of $1 each and with the right to 1 vote per share.

On May 13, 2024, Grupo Supervielle S.A. received a bid to buy and sell 100% of the shares in Invertir Online S.A.U. and Portal Integral de Inversiones S.A.U. from IOL Holding S.A On May 15, 2024, Grupo Supervielle S.A.  made a capital contribution to IOL Holding S.A., for USD 7,659,200 in cash. In turn, the Assembly of IOL Holding S.A. approved the capitalization of the liability arising from the sale mentioned in the previous paragraph.

On May 31, 2024, Banco Supervielle S.A made an irrevocable capital contribution to Bolsillo Digital S.A.U. for the sum of $10,000,000 in cash, by bank transfer, which have been effectively integrated in June.

The financial situation and net results of the controlled companies were as follows, according to the respective financial statements of each subsidiary:

As of September 30, 2024 – In thousands of pesos
Company	Assets	Liabilities	Shareholders’ equity	Net income
Banco Supervielle S.A. (1)	3,841,891,861	3,236,555,817	605,336,044	72,788,688
Supervielle Asset Management S.A.	13,248,838	3,561,811	9,687,027	9,411,817
Sofital S.A.U.F. e I.	26,016,034	12,789	26,003,245	2,552,689
Espacio Cordial de Servicios S.A.	2,871,425	1,228,446	1,642,979	(253,905)
Micro Lending S.A.U.	4,687,701	1,548,567	3,139,134	2,641,765
Portal Integral de Inversiones S.A.U. (3)	176,686	31,100	145,586	87,408
InvertirOnline S.A.U.	249,352,001	232,587,859	16,764,142	10,579,289
IOL Holding S.A. (3)	800,657	3,037	797,620	(130,598)
Supervielle Seguros S.A. (2)	32,193,527	16,356,770	15,836,757	1,225,449
Supervielle Productores Asesores de Seguros S.A.	2,853,363	527,068	2,326,295	898,004
Bolsillo Digital S.A.U.	7,982	-	7,982	(32,822)
Supervielle Agente de Negociación S.A.U.	4,226,330	870,470	3,355,860	825,262

(1)The net equity and the net result attributable to the owners of the parent company are reported.
(2)The result is reported for nine months.
(3)Balances are reported as of December 31, 2023

As of December 31, 2023 – In thousands of pesos
Company	Assets	Liabilities	Shareholders’ equity	Net income
Banco Supervielle S.A. (1)	3,987,550,488	3,443,992,716	543,557,772	81,037,260
Supervielle Asset Management S.A.	16,090,662	5,132,331	10,958,331	10,683,123
Sofital S.A.U.F. e I.	24,601,287	2,597	24,598,690	3,181,919
Espacio Cordial de Servicios S.A.	3,531,319	1,324,504	2,206,815	534,010
Micro Lending S.A.U.	3,553,019	1,114,345	2,438,674	1,498,903
Portal Integral de Inversiones S.A.U.	176,686	31,100	145,586	87,408
InvertirOnline S.A.U.	202,982,455	189,792,188	13,190,267	11,649,326
IOL Holding S.A.	800,657	3,037	797,620	(130,598)
Supervielle Seguros S.A. (2)	33,392,867	13,809,899	19,582,968	3,910,332
Supervielle Productores Asesores de Seguros S.A.	1,992,896	564,606	1,428,290	961,283
Bolsillo Digital S.A.U.	93,852	64,774	29,078	(984,062)
Supervielle Agente de Negociación S.A.U.	4,198,213	1,069,340	3,128,873	938,841

(1)Corresponds to the Shareholders´Equity and Net Income attributable to parent company.
(2)The result is reported for nine months.

As of September 30, 2024, and December 31, 2023, balances with Grupo Supervielle S.A‘s controlled are as follows:

Assets	09/30/2024	12/31/2023

Cash and due from banks
Banco Supervielle S.A.	28,474	44,590
InvertirOnline S.A.U. Cta. Cte.	19	34
	28,493	44,624

Other financial assets
Espacio Cordial Servicios S.A.	-	1,234
	-	1,234
Liabilities

Other non-financial liabilities
Debt with subsidiaries - IOL Holding	640	1,074
	640	1,074

As of September 30,2024, and 2023, results with Grupo Supervielle S.A‘s controlled are as follows:

	09/30/2024	09/30/2023
Results
Interest income
Interests from current accounts – Banco Supervielle S.A.	42	40
Interest on paid account– InvertirOnline S.A.U.	3	93
	45	133

Other operating income
Banco Supervielle S.A.	1,154,225	1,387,567
Sofital S.A.U.F. e I.	1,850	1,740
Supervielle Asset Management S.A.	18,185	17,112
Espacio Cordial de Servicios S.A.	10,881	10,237
	1,185,141	1,416,656

Net result by measuring financial instruments at fair value with changes in results

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Interest earned on fixed terms in IUDU Financial Company	-	591,715
	-	591,715

Administrative expenses
Bank expenses – Banco Supervielle S.A.	1,702	457
Rent – Banco Supervielle S.A.	21,556	20,394
Legal and accounting consultancy services	3,842	2,429
Fees for market operations - SAN	7,058	3,340
Fees for market operations - IOL	-	22,878
	34,158	49,498

8.	LOAN AND DEBT ESTIMATED TERMS

The composition of loans and debts in accordance with collection or payment estimated terms and interest rate accrued as of September 30, 2024, is as follows:

	Other financial assets	Other non-financial assets	Deferred income tax liabilities	Other non- financial liabilities
To mature:
1st. Quarter	2,242,098	229,487	-	2,138,906
2nd. Quarter	-	181,863	-	-
3rd. Quarter	-	181,863	-	-
4th. Quarter	-	-	-	-
Over a year	-	-	41,744	179,280
Subtotal to mature:	2,242,098	593,213	41,744	2,318,186
Matured term
Total	2,242,098	593,213	41,744	2,318,186
At fixed rate	-	-	-	-
At floating rate	2,223,722	-	-	-
Not accrue interest	18,376	593,213	41,744	2,318,186
Total	2,242,098	593,213	41,744	2,318,186

9.	CAPITAL STOCK

As of September 30, 2024, and 2023, the corporate net share capital of own shares in portfolio for 18.991 is the following:

Capital Stock	Nominal Value
Capital stock as of 09/30/2024	437,731
Capital stock as of 09/30/2023	442,672

Pursuant to the Corporate By-law, any share transfer or event enabling any changes in its condition or alterations in its stock holding structure shall be informed to the Argentine Central Bank.

On July 20, 2022, the Company's Board of Directors resolved to approve a Program for the Acquisition of Own Shares with a maximum amount to invest of 2,000,000 or the lower amount resulting from the acquisition until reaching 10% of the share capital. The price to be paid for the shares will be up to a maximum of US$2.20 per ADR on the New York Stock Exchange and up to a maximum of $138 per Class B share on Bolsas y Mercados Argentinos S.A. The Company will acquire shares for a term of 250 calendar days counted from the entry into force of the program, subject to any renewal or extension of the term that is approved by the Board of Directors.

Subsequently, on September 13, the Board of Directors of Grupo Supervielle S.A. approved to modify point 5 of the terms and conditions of the treasury stock acquisition plan approved on July 20, 2022, as follows: “5. The price to be paid for the shares will be up to a maximum of US$2.70 per ADR on the New York Stock Exchange and up to a maximum of $155 per Class B share on Bolsas y Mercados Argentinos S.A.” The remaining terms and conditions will remain in force as approved from time to time.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Subsequently, on December 27, 2022, Supervielle approved to modify point 5 of the terms and conditions of the own shares acquisition program approved on July 20, 2022, as follows: “5. The price to be paid for the shares will be up to a maximum of US$2.70 per ADR on the New York Stock Exchange and up to a maximum of $200 per Class B share on Bolsas y Mercados Argentinos S.A.” The remaining terms and conditions remain in force as approved.

In the statement of changes in equity, the nominal value of the repurchased shares is shown as “treasury shares” and its restatement as “comprehensive adjustment of treasury shares”. The consideration paid, including directly attributable incremental expenses, is deducted from equity until the shares are canceled or reissued, and is disclosed as “cost of treasury shares”.

On April 19, 2024, the Board of Directors of Grupo Supervielle approved a program to repurchase the Group's shares in accordance with article 64 of Law 26,831 and CNV regulations. The Group decided to establish the Program as a result of the current national macroeconomic context and considering that the actions of the Supervielle Group do not reflect the real value of the company's assets or their potential value.

The terms and conditions for the acquisition of treasury shares under the Program are the following: (i) maximum investment amount: up to $8,000,000,000; (ii) maximum number of shares to be acquired: up to 10% of the share capital of Grupo Supervielle, as established by applicable Argentine laws and regulations; (iii) price to pay: up to $1,600.00 per Class B share and U.S.$8.00 per ADR on the New York Stock Exchange, and (iv) term for acquisition: 120 days from the day following the date of publication of the information in the Daily Bulletin of the Buenos Aires Stock Exchange, subject to any renewal or extension of the term, which will be informed to the public by the same means.

Subsequently, on May 7, 2024, Grupo Supervielle approved to modify the terms and conditions of the treasury share acquisition program as follows: “The price to be paid for the shares will be up to a maximum of $2,400.00 per Class B share and U.S.$10.00 per ADR on the New York Stock Exchange. The remaining terms and conditions remain in force as approved from time to time.

The terms and conditions for the acquisition of treasury shares under the Program are the following: (i) maximum investment amount: up to $4,000,000,000; (ii) maximum number of shares to be acquired: up to 10% of the share capital of Grupo Supervielle, as established by applicable Argentine laws and regulations; (iii) price to pay: up to $2,400.00 per Class B share and U.S.$10.00 per ADR on the New York Stock Exchange, and (iv) term for the acquisition: 120 days from the day following the date of publication of the information in the Daily Bulletin of the Buenos Aires Stock Exchange, subject to any renewal or extension of the term, which will be informed to the public by the same means.

Subsequently, on June 4, 2024, Grupo Supervielle approved to modify the terms and conditions of the own stock acquisition program as follows: “The maximum amount to invest will be $8,000,000,000 (Pesos eight billion) or the lesser amount. that results in the acquisition of up to 10% of the share capital, including for the purposes of calculating said percentage the shares that the Company already has in its portfolio” and “The amount of the acquisitions may not exceed 25% of the average transaction volume.” daily experience of the Company's actions during the previous 90 business days in accordance with the provisions of Law No. 26,831. For the purposes of computing the limit established by current regulations, Grupo Supervielle will take into account the average daily transaction volume that the shares will experience in the period indicated in the two markets in which it operates (Argentine Stock Exchanges and Markets and the New York Stock Exchange)”.

On July 8, 2024, Grupo Supervielle terminated the Program of Repurchase of Own Shares. Grupo Supervielle has acquired under the second program a total of 4,940,665 ByMA Class B shares, achieving an execution rate of 99.78% of the program and 1.0818% of the share capital. Grupo Supervielle has acquired a total of 18,991,157 Class B shares representing 4.1581% of the share capital.

10.	RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

In accordance with the provisions of Title IV, Chapter III, article 3, paragraph 11, item c of the Rules of the C.N.V. (N.T. 2013 and mod.) while own shares are held in the portfolio there is a restriction on the distribution of unallocated results and free reserves for the amount of the cost of own shares held, which as at September 30, 2024 amounts to 19,594,413.

11.	FINANCIAL RISK FACTORS

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

There have been no significant changes in the risk management policies to which the Group is exposed, with respect to what was reported in the financial statements as of December 31, 2023.

12.	ECONOMIC CONTEXT IN WHICH THE COMPANY OPERATES

Grupo Supervielle operates in an economic context marked by strong volatility, both nationally and internationally.

Between 1 January and 30 September 2024, cumulative inflation reached 101.58% (CPI) and the peso depreciated against the US dollar from $808/US$ at the beginning of the year to $911/US$ on 30 September 2024.

Internationally, following the 50 bps cut in interest rates by the US Federal Reserve, investors were optimistic about continuing on the lower rate path, despite the fact that the latest FED projections suggested a 4.4% rate for the 2024 close. However, recent economic data such as the creation of 254,000 new jobs in September and a slight increase in inflation above expectations adjusted the expected rates for the current year to 4.5% (vs. 3.8% one month ago). Against this background, US bond yields rose to 4.21% for the 10-year case, while shares rose by an average of 5%. Regarding the future scenario, the upcoming presidential elections will influence both the real economy and the return of assets given the disparity of the fiscal proposals that maintain both candidates: Donald Trump and Kamala Harris. For its part, the European Central Bank has gone ahead of the US institution and announced another rate cut during the last month, thus accumulating a fall of 85 bps since the June meeting.

At the local level, during the first half of 2024, the Gross Domestic Product fell by 3.4% compared to the first half of 2023. The decline was explained by investment (-24.6%), private consumption (-8.2%) and public consumption (-5.2%). Exports, by contrast, grew by 29 per cent. In seasonally adjusted terms, the Gross Domestic Product has been contracting for three consecutive quarters, with declines of 2.3% in the fourth quarter of 2023, from 2.2% in the first quarter of 2024 and 1.7% in the second quarter of 2024. According to the data of the Monthly Economic Activity Estimator, July and August showed monthly increases of 2.1% and 0.2%, respectively.

After having closed 2023 with an inflation of 25.5% in December, monthly inflation slowed down during the first months of 2024: it was 20.6% in January, 13.2% in February, 11.0% in March, 8.8% in April and 4.2% in May. Between June and August, inflation remained above 4 per cent, a level that was reached in September (3.5 per cent). In year-to-year terms, inflation slowed down to 209%, peaking at 289.4% in April 2024. In the first nine months of the year, cumulative inflation is 101.6 per cent.

After the exchange rate jump in December 2023 and to date, the exchange rate has held a crawl of around 2% monthly. The exchange rate has increased from $810.65/US$ since early January to $970.91/US$ at the end of the period, according to the BCRA’s Communication "A" 3500.

In 2024, international reserves increased by US$ 5,442 million, a result that was explained by the purchases of foreign currency from the private sector. To date, these purchases from the private sector have totaled US$ 15.871 million.

In parallel, foreign currency deposits of the private sector increased by US$ 12.78 billion between 15 August and 30 September, as part of the money laundering carried out by the Government. As of 1 October, the date on which the withdrawal of outsourced cash was authorized, foreign currency balances decreased by US$ 585 million. The latest available figure for deposits in dollars is US$ 30.803 million.

The Central Bank has implemented five interest rate cuts throughout this year. The reference interest rate was reduced from 100% in early 2024 to 40% by mid-May. The reference rate remains at this level as of the writing of this report. As of 22 July, the Central Bank ceased to carry out overnight credit operations, defining the Liquidity Tax Bills (LEFI) as the new liquidity-regulating instruments within a new monetary framework. The reference rate has become that of LEFI, securities issued by the Treasury at a rate defined by the Central Bank.

During the first nine months of 2024, the non-financial public sector presented a primary surplus of $9,578,390 million (equivalent to 1.7% of GDP). This result, net of interest payments, resulted in a positive financial result of $2,441,531 million (0.4% of GDP). This was explained by a year-on-year decrease in real expenditure of 29.5%, which outpaced the real decline in revenue (-6.3% year-on-year).

In May 2024, the International Monetary Fund reported that its technical team had completed the eighth revision of the Extended Facilities Agreement. This revision was approved in June by the Board of the International Monetary Fund, thus enabling the disbursement of about US$ 800 million. In addition, it was reported that all performance criteria for the first quarter had been met with margins, implying a better result than expected so far. Revisions for the second and third quarters are still pending.

The context of volatility and uncertainty continues as at the date of issue of this single interim condensed financial statements.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

The Group management continuously monitors the evolution of the variables affecting its business, in order to define its course of action and identify potential impacts on its financial and asset situation. These individual interim condensed financial statements should be read in the light of these circumstances.

13.	SUBSEQUENT EVENTS

No events or transactions occurred between the period closing date and the issue date of the consolidated condensed interim financial statements that could significantly affect the balance sheet and financial position or the results of the Group as at Closing of the current period.

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE A – DETAILS OF PUBLIC AND PRIVATE SECURITIES

Items	HOLDING
	Book value 09/30/2024	Book value 12/31/2023
OTHER DEBTS SECURITIES
Argentine
Measured at fair value with changes in OCI
Corporate Securities
Bono del Tesoro Nacional $ ajustable por CER 4,25% vto. 14/2/2025 – T2X5	-	652,925
Bono de la Nación Argentina en moneda Dual Vto. 30/06/24 – TDJ24	-	4,842,377
Bono de la Nación Argentina en moneda Dual Vto. 30/04/24 – TDA24	-	9,063
Bono del Tesoro Nacional $ ajustado por CER 4% vto. 14/10/2024 – T4X4	105,440	-

Corporate Securities
ON Newsan CL. 15 V19/05/24 WNCGO	-	232,405
ON SPI Energy SA CL.1 US$ V.27/06/2026 SPC10	882,881	1,536,621
ON PYME Alz Semillas 7 V29/09/25 SAN ASS7P	233,550	341,988

Measured at amortized cost
Bono de la Nación Argentina Moneda Dual TDG24	-	295,191
Bono de la Nación Argentina en Moneda Dual Vto. 30/04/2024 – TDA24	-	19,457
Bono del Tesoro Nacional $ ajustable por CER 4,25% Vto. 14/2/2025 – T2X5	178	4,460,361
Bono del Tesoro Nacional $ ajustado por CER 4% Vto. 14/10/24 – T4X4	-	6,828,825
Bono del Tesoro Nacional $ cero cupón ajustado por CER vto. 30/06/2024 – TZX25	1,131,390	-
Bono del Tesoro Nacional capitalizable en $ vto. 16/04/2024 – S16A5	204,644
Bono del Tesoro Nacional $ cero cupón ajustado por CER vto. 31/03/2027 – TZXM7	195,465	-
Bono del Tesoro Nacional capitalizable en $ vto. 31/07/2025 – S31L5	200,260	-

Total other debt securities	2,953,808	19,219,213

DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS
Argentine
Government Securities	-	3,221,946
Total Debt securities at fair value through profit or loss	-	3,221,946
Total	2,953,808	22,441,159

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE G - INTANGIBLE ASSETS

Item	Gross carrying amount				Depreciation				Net carrying amount
	At the beginning of the period	Increases	Impairment	At the end of the period	At the beginning of the period	Useful life	Disposals	Of the period	At the end of the period	09/30/2024	12/31/2023
Goodwill	53,452,625	147,617	(34,414,195)	19,186,047	-			(147,617)	(147,617)	19,038,430	53,452,625
Relations with clients	12,983,500	-	(12,983,500)	-	(4,598,323)		4,868,813	(270,490)	-	-	8,385,177
Brand	3,691,386	-	(3,691,386)	-	-	3		-	-	-	3,691,386
Proprietary Software & Technology	1,272,892	-	(1,272,892)	-	(1,272,892)		1,272,892	-	-	-	-
Total	71,400,403	147,617	(52,361,973)	19,186,047	(5,871,215)		6,141,705	(418,107)	(147,617)	19,038,430	65,529,188

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE L – ASSETS AND LIABILITIES IN FOREIGN CURRENCY

Items	As of 09/30/2024	As of 09/30/2024 (per currency)	As of 12/31/2023
		Dollar
ASSETS
Cash and Due from Banks	319,093	319,093	3,368,741
Other Debs Securities	882,881	882,881	5,166,088
Other financial assets	1,985,262	1,985,262	2,377,423
Other non-financial assets	545,589	545,589	908,991
TOTAL ASSETS	3,732,825	3,732,825	11,821,243

LIABILITIES
Other non-financial liabilities	2,172,814	2,172,814	2,385,466
TOTAL LIABILITIES	2,172,814	2,172,814	2,385,466

NET POSITION	1,560,011	1,560,011	9,435,777

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized,

Grupo Supervielle S,A,

Date: December 19, 2024	By:	/s/ Mariano Biglia
		Name:	Mariano Biglia
		Title:	Chief Financial Officer